CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com

04 MAR 15 AM 7:21

82-4507

8 March 2004

Via Courier

04010550

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 February 2004 till 29 February 2004, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

Jessica Lum
Secretariat Manager

Encs.

cc VP Tan Wah Nam

3/15

s/sec/adr/2004/adrltr-feb.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Date of release of 2003 4th quarter and full-year financial results	3 February 2004	SESTL Listing Manual
Joint news release – "3 Church Street office building – Settlement agreement reached and building to be ready by end 2005"	4 February 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Payment of management fee by way of the units in CapitaMall Trust"	4 February 2004	For Public Relations Purposes
Sale of interest in RE Properties Pte Ltd	5 February 2004	SESTL Listing Manual
2003 full year financial statements and dividend announcement	6 February 2004	SESTL Listing Manual
CapitaLand posts S$105.3 million net profit for 2003	6 February 2004	For Public Relations Purposes
Slides on full year 2003 results presentation	6 February 2004	For Public Relations Purposes
Asset valuations	6 February 2004	SESTL Listing Manual
The establishment of CapitaCommercial Trust and the distribution in specie of units in CapitaCommercial Trust to shareholders	6 February 2004	SESTL Listing Manual
Establishment of indirect wholly-owned subsidiary	6 February 2004	SESTL Listing Manual
CapitaLand rewards shareholders with free commercial REIT units	6 February 2004	For Public Relations Purposes
Slides on (A) CapitaCommercial Trust – Another innovative product by CapitaLand Financial and (B) CapitaCommercial Trust – Singapore's first commercial trust.	6 February 2004	For Public Relations Purposes
Change of interest in Australand Property Group	10 February 2004	SESTL Listing Manual

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Joint news release by CapitaLand's subsidiary, CapitaLand Residential Limited, and ANA Hotels & Resorts Co., Ltd. – "ANA Hotel Singapore to close in April 2004"	11 February 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Waiver from Rules 905 and 906 of the Listing Manual in relation to certain transactions"	16 February 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Incorporation of new subsidiary – Raffles International (Russia) Pte. Ltd."	16 February 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Liquidation of dormant subsidiaries"	16 February 2004	For Public Relations Purposes
Changes of share capital and transfers of interests in subsidiaries	23 February 2004	SESTL Listing Manual
Notification pursuant to rule 704(11) of the SGX-ST listing manual	23 February 2004	SESTL Listing Manual
Dissolution of joint venture	23 February 2004	SESTL Listing Manual
Joint news release by CapitaLand's subsidiary, PREMAS International Limited and Cushman & Wakefield, Asia Pacific – "Cushman & Wakefield PREMAS joint venture in China to be dissolved"	23 February 2004	For Public Relations Purposes
Increase in issued and paid-up share capital of subsidiary	24 February 2004	SESTL Listing Manual
Liquidation of property companies	25 February 2004	SESTL Listing Manual

CAPITALAND LIMITED

DATE OF RELEASE OF 2003 4TH QUARTER AND FULL-YEAR FINANCIAL RESULTS

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand will release its financial results for the 4th quarter and full-year ended 31 December 2003 on Friday, 6 February 2004.

CapitaLand will be holding a presentation for analysts and the media on its aforesaid financial results at 5.30 pm on the same day. A live webcast of the presentation will be available for viewing at www.capitaland.com.

By Order of the Board

Tan Wah Nam
Company Secretary
3 February 2004

Submitted by Tan Wah Nam, Company Secretary on 03/02/2004 to the SGX

CAPITALAND LIMITED

JOINT NEWS RELEASE - "3 CHURCH STREET OFFICE BUILDING - SETTLEMENT AGREEMENT REACHED AND BUILDING TO BE READY BY END 2005"

CapitaLand Limited's indirect wholly-owned subsidiary, China Square Holdings Pte Ltd, has today issued a joint news release with Chinese Chamber Realty Pte Ltd and Church Street Properties Private Limited, on the above matter. Attached news release is for information.

News release.pdf

Submitted by Tan Wah Nam, Company Secretary on 04/02/2004 to the SGX

82-4507

NEWS RELEASE

For immediate release
4 February 2004

3 Church Street Office Building – Settlement Agreement Reached and Building To Be Ready By End 2005

Singapore, 4 February 2004 – The joint owners of the 30-storey office building at 3 Church Street — Chinese Chamber Realty Pte Ltd, Church Street Properties Private Limited, a wholly-owned subsidiary of Oversea-Chinese Banking Corporation Limited, and China Square Holdings Pte Ltd, an indirect wholly-owned subsidiary of CapitaLand Limited — have reached an agreement with Samsung Corporation, the main contractor, on the building settlement issue at 3 Church Street.

Samsung Corporation had earlier put in additional piles to arrest the settlement in accordance with experts' recommendations. Under the aforementioned agreement, Samsung Corporation will now proceed with the full rectification of the building to its original specifications as a Grade A office building and consistent with its prime China Square and Raffles Place location. The rectification works will take about two years and 3 Church Street is expected to be ready by end 2005.

The additional rectification works would ensure that the building meets all safety requirements, and were based on the recommendations of the consultants to the Church Street project, as well as those of the independent experts acting for the joint owners and Samsung Corporation.

Spokesperson for the joint owners of 3 Church Street, Mr Soong Hee Sang, Deputy CEO of CapitaLand Commercial said: "The joint owners of 3 Church Street are glad that the rectification works have been agreed with Samsung Corporation. Following extensive studies and consultations with the project consultants and our specially appointed independent experts, we have been

assured that the rectifications to be carried out by Samsung Corporation will ensure that we will be delivered a Grade A building as originally specified. The joint owners are particularly pleased that Samsung has agreed to be a tenant of this building when the rectification works are completed."

Issued by: **Chinese Chamber Realty Pte Ltd, Church Street Properties Private Limited and China Square Holdings Pte Ltd**

Date: **4 February 2004**

For more information, please contact:

CapitaLand Limited (on behalf of the joint owners of 3 Church Street)

Analyst contact:

Harold Woo
Equity Markets
Tel: +65 68233210
Email: harold.woo@capitaland.com.sg

Media contact:

Julie Ong
Corporate Communications
Tel: +65 68233541
Email: julie.ong@capitaland.com.sg

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "PAYMENT OF MANAGEMENT FEE BY WAY OF THE UNITS IN CAPITAMALL TRUST"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML's annc.pd

Submitted by Jessica Lum, Assistant Company Secretary on 04/02/2004 to the SGX

MASNET No. 37 OF 04.02.2004
Announcement No. 37

CAPITAMALL TRUST

PAYMENT OF MANAGEMENT FEE BY WAY OF THE UNITS IN CAPITAMALL TRUST

The Board of Directors of CapitaMall Trust Management Limited (the "Company") wishes to announce that the Company, being the manager of CapitaMall Trust ("CMT"), has on 4 February 2004 received 717,994 units in CMT issued at a price of S$0.96 per unit, as payment of the performance component of the management fee for the period 1 October 2003 to 31 December 2003. This manner of payment of the performance component of the management fees in units was disclosed in the Prospectus dated 28 June 2002 issued by the Company in the initial public offering of CMT. With this payment, the Company's holding of units in CMT is 3,981,421 units.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
4 February 2004

Submitted by Winnie Tan, Company Secretary on 4 February 2004 to the SGX

CAPITALAND LIMITED

SALE OF INTEREST IN RE PROPERTIES PTE LTD

The Board of Directors of CapitaLand Limited (the "Company") wishes to announce that on 5 February 2004, Birchvest Investments Pte Ltd (the "Vendor"), a subsidiary of the Company, amongst others, entered into a conditional sale and purchase agreement (the "Agreement") with Ngee Ann Development Pte Ltd (the "Purchaser") for the sale (the "Transaction") by the Vendor to the Purchaser of the entire issued ordinary share capital (the "Sale Shares") of RE Properties Pte Ltd ("RE Properties"), which owns 268 Orchard Road, Singapore (the "Property"). 268 Orchard Road is a freehold 20-storey commercial building fronting Orchard Road, with a net lettable area of approximately 132,605 square feet.

The completion date of the Transaction is 31 March 2004 or such other date as the parties may agree in writing (the "Completion Date"). Upon completion of the Transaction, RE Properties will cease to be an indirect wholly-owned subsidiary of the Company.

The consideration for the Sale Shares (the "Consideration") shall be the net asset value of RE Properties as at the Completion Date (the "NAV") determined in accordance with the terms of the Agreement. The Consideration was arrived at on a willing buyer and a willing seller basis, taking into account an agreed value of S$135.0 million for the Property.

The net asset value of RE Properties as at 31 December 2003, excluding loans of S$16.4 million owing by a related corporation of the Vendor, CapitaLand (Office) Investments Pte Ltd, and S$3.0 million by Baronet Limited to RE Properties (the "Loans"), is S$132.3 million. The Loans will be settled on or before the Completion Date.

The Consideration shall be satisfied in cash. A deposit of S$13.5 million (the "Deposit") has been paid by the Purchaser on the date of the Agreement. A provisional consideration of S$135.0 million (the "Provisional Consideration") less the Deposit is payable by the Purchaser on the Completion Date, with the actual amount of the Consideration subject to adjustment upon determination of the NAV. In the event that:

(i) the Consideration is higher than the Provisional Consideration, the difference shall be promptly paid in cash by the Purchaser to the Vendor not later than 10 days after the NAV has been confirmed or such other date as may be agreed (the "Closing Adjustment Date"); or

(ii) the Consideration is lower than the Provisional Consideration, the difference shall be promptly paid in cash by the Vendor to the Purchaser not later than the Closing Adjustment Date.

The completion of the Transaction is subject to satisfactory fulfilment of conditions precedent in the Agreement including, inter alia, the Purchaser being satisfied with the replies to the legal requisitions in respect of the Property.

The Transaction is not expected to have any material impact on the net tangible asset value or earnings per share of the Company for the financial year ending 31 December 2004.

The Transaction is consistent with the Company's stated objective of monetising its lower-yielding assets. The proceeds from the Transaction will be channelled, inter alia, to higher-yielding investments to enhance shareholders' value.

None of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the Transaction.

By Order of the Board

Tan Wah Nam
Company Secretary
5 February 2004

Submitted by Tan Wah Nam, Company Secretary on 05/02/2004 to the SGX

CAPITALAND LIMITED

2003 FULL YEAR FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

CL.FY2003 Announcement.Final.p

Submitted by Tan Wah Nam, Company Secretary on 06/02/2004 to the SGX

82-4507

Embargoed for release till 5.05 pm, 6 February 2004

CAPITALAND LIMITED

2003 FULL YEAR FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

CapitaLand

CAPITALAND LIMITED
2003 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

1(a)(i) Income Statement

	Group			Group		
	4Q 2003 S$'000	4Q 2002 S$'000 (Restated)	% Change	FY 2003 S$'000	FY 2002 S$'000 (Restated)	% Change
Revenue	**1,316,588**	**995,715**	**32.2**	**3,830,086**	**3,261,679**	**17.4**
Cost of sales	(975,339)	(692,248)	40.9	(2,800,906)	(2,278,559)	22.9
Gross profit	341,249	303,467	12.5	1,029,180	983,120	4.7
Other operating income	54,240	50,100	8.3	236,233	270,855	(12.8)
Administrative expenses	(169,795)	(102,639)	65.4	(554,489)	(462,761)	19.8
Other operating expenses	(154,322)	(100,266)	53.9	(173,231)	(104,746)	65.4
Profit from operations	71,372	150,662	(52.6)	537,693	686,468	(21.7)
Finance costs	(64,378)	(72,428)	(11.1)	(240,767)	(283,981)	(15.2)
Share of results of:						
- associated companies	55,192	14,871	271.1	84,022	58,034	44.8
- joint venture companies	(37,113)	7,316	NM	(18,806)	20,461	NM
- partnerships	(7,323)	6	NM	(7,318)	(6)	NM
	10,756	22,193	(51.5)	57,898	78,489	(26.2)
Profit before taxation	17,750	100,427	(82.3)	354,824	480,976	(26.2)
Taxation	(49,294)	(8,505)	479.6	(150,292)	(86,721)	73.3
Profit after taxation	(31,544)	91,922	NM	204,532	394,255	(48.1)
Minority interests (MI)	(42,512)	(52,227)	(18.6)	(99,278)	(114,292)	(13.1)
Profit after tax and MI	**(74,056)**	**39,695**	**NM**	**105,254**	**279,963**	**(62.4)**

NM *Not meaningful.*

Note: *The comparative financial statements for 4Q 2002 and FY 2002 have been restated to take into account the effects of INT FRS 19 on Measurement Currency, reclassification of certain leasehold properties by a subsidiary to realign more closely to Group's policy, as well as the reclassification of certain items in subsidiaries' financial statements to be in line with Group's classification.*

1(a)(ii) **Breakdown and Explanatory Notes to Income Statement**

	<---------- Group ---------->		
	4Q 2003 S$'000	4Q 2002 S$'000	% Change
Investment income	919	389	136.2
Other income including interest income	44,224	49,109	(9.9)
Depreciation and amortisation	(9,336)	(8,920)	4.7
Provision for doubtful debts and bad debts	(3,790)	(5,336)	(29.0)
Impairment in value of assets (net of tax & MI)	(180,710)	(49,780)	263.0
Foreign exchange gain	7,799	3,922	98.9

Investment Income

4Q 2003's investment income of $0.9 million was higher than the $0.4 million recorded in 4Q 2002 due to timing difference in the receipt of dividend income.

Other Income including interest income

4Q 2003's other income was $4.9 million lower than 4Q 2002 due mainly to lower portfolio gains by $9.6 million.

Taxation Expense

The tax expense of $49.3 million for 4Q 2003 was higher than 4Q 2002's tax expense of $8.5 million due to under-provision for prior years' taxes amounting to $5.8 million being charged in this quarter compared with an overprovision of $18.6 million in 4Q 2002 arising from tax refunds received and tax provision no longer required. In addition, the benefit of group tax relief was only $0.8 million for 4Q 2003 compared with $8.6 million in 4Q 2002.

Adjustments for under or overprovision of tax in respect of prior years

The income tax expense is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and temporary differences. The amount of under-provision of tax included in the Group's tax charge for the 4Q 2003 is $5.8 million (4Q 2002 : over-provision of $18.6 million).

Profit or loss on sale of investments, properties and/or plant and equipment

	Group's Share of Profit/(Loss) after tax and MI for the 4th quarter ended 31/12/2003 $M
Further gain on sale of Kallista Residences units	1.2
Further gain on divestment of Brown's Hotel	1.0
Gain on sale of Somerset Thonglor	0.8
Gain on sale of Somerset Kensington Gardens	0.8
Others	(0.2)
Total Group's share of divestment gains after tax & MI	**3.6**

1(b)(i) **Balance Sheet**

As at 31/12/2003 vs 31/12/2002

	Group 31/12/2003 S$'000	Group 31/12/2002 S$'000 (Restated)	Group % Change	Company 31/12/2003 S$'000	Company 31/12/2002 S$'000 (Restated)	Company % Change
Non-Current Assets						
Property, Plant & Equipment	1,318,015	1,400,191	(5.9)	1,487	2,339	(36.4)
Intangible Assets	36,141	32,109	12.6	-	-	-
Investment Properties	6,583,170	6,295,801	4.6	-	-	-
Properties under Devt	156,635	168,448	(7.0)	-	-	-
Interests in Subsidiaries	-	-	-	7,430,563	7,429,451	-
Interests in Associated Companies, Joint Venture Companies and Partnerships	3,062,194	2,767,501	10.6	-	-	-
Other Assets	247,629	234,129	5.8	228	1,611	(85.8)
	11,403,784	**10,898,179**	**4.6**	**7,432,278**	**7,433,401**	**-**
Current Assets	**6,154,616**	**5,574,419**	**10.4**	**1,117,009**	**926,014**	**20.6**
Devt Properties for Sale	*3,552,375*	*3,409,528*	*4.2*	-	-	-
Trade & Other Receivables	*952,587*	*893,961*	*6.6*	*624,290*	*576,119*	*8.4*
Cash & Cash Equivalents	*1,476,486*	*1,087,055*	*35.8*	*492,719*	*342,085*	*44.0*
Other Current Assets	*173,168*	*183,875*	*(5.8)*	-	*7,810*	*NM*
Less: Current Liabilities	**4,250,529**	**4,574,424**	**(7.1)**	**1,045,816**	**715,409**	**46.2**
Trade & Other Payables	*1,361,502*	*1,168,775*	*16.5*	*69,787*	*57,786*	*20.8*
Short-Term Borrowings	*2,692,522*	*3,231,993*	*(16.7)*	*976,029*	*657,623*	*48.4*
Other Current Liabilities	*196,505*	*173,656*	*13.2*	-	-	-
Net Current Assets	**1,904,087**	**999,995**	**90.4**	**71,193**	**210,605**	**(66.2)**
Less: Non-Current Liabilities						
Long-Term Borrowings	4,855,812	3,545,245	37.0	891,560	1,124,683	(20.7)
Other Non-Current Liabilities	390,452	395,902	(1.4)	1,717,045	1,556,666	10.3
	5,246,264	**3,941,147**	**33.1**	**2,608,605**	**2,681,349**	**(2.7)**
	8,061,607	**7,957,027**	**1.3**	**4,894,866**	**4,962,657**	**(1.4)**
Representing:						
Share Capital	2,517,350	2,517,350	-	2,517,350	2,517,350	-
Reserves	3,560,229	3,543,872	0.5	2,377,516	2,445,307	(2.8)
Share Capital and Reserves	6,077,579	6,061,222	0.3	4,894,866	4,962,657	(1.4)
Minority Interests	1,984,028	1,895,805	4.7	-	-	-
	8,061,607	**7,957,027**	**1.3**	**4,894,866**	**4,962,657**	**(1.4)**

NM *Not meaningful.*

Note: *The comparative balance sheet for FY 2002 has been restated to take into account the effects of INT FRS 19 on Measurement Currency, reclassification of certain leasehold properties by a subsidiary to realign more closely to Group's policy, as well as the reclassification of certain items in subsidiaries' financial statements to be in line with Group's classification.*

1(b)(ii) **Aggregate amount of group's borrowings and debt securities**

	Group As at 31/12/2003 S$'000	Group As at 31/12/2002 S$'000
Amount repayable in one year or less, or on demand:-		
Secured	493,127	912,704
Unsecured	2,199,395	2,319,289
Sub-Total 1	**2,692,522**	**3,231,993**
Amount repayable after one year:-		
Secured	1,599,557	1,649,274
Unsecured	3,256,255	1,895,971
Sub-Total 2	**4,855,812**	**3,545,245**
Total Debt	**7,548,334**	**6,777,238**
Less : Cash and cash equivalents	(1,476,486)	(1,087,055)
Net Debt	**6,071,848**	**5,690,183**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

Cash and cash equivalents

The cash and cash equivalents as at 31/12/2003 totalling to about $1,476.5 million included approximately $1,033.2 million in fixed deposits and approximately $178.1 million in Project Accounts whose withdrawals are restricted to payment for expenditure incurred on development projects.

1(c) Consolidated Cash Flow Statements

	Group 4Q 2003 S$'000	4Q 2002 S$'000 (Restated)	FY 2003 S$'000	FY 2002 S$'000 (Restated)
Cash Flows from Operating Activities				
Profit before taxation	**17,750**	**100,427**	**354,824**	**480,976**
Adjustments for :				
(Write back)/Amortisation of intangible assets	(308)	(10,852)	(4,653)	(8,274)
Amortisation of leasehold investment property	31	32	124	125
Allowance/(Write-back) for:				
- Foreseeable losses on development properties for sale	28,394	(4,907)	28,394	(4,907)
- Loan to associated companies, joint ventures, partnerships investee companies	(232)	2,205	(522)	(497)
- Non-current portion of financial assets	30	502	(886)	9,759
Non-current employee benefits	1,657	1,447	2,909	2,551
Depreciation of property, plant and equipment	11,377	11,589	91,083	91,739
Loss/(Gain) on disposal/write-off of property, plant and equipment	765	777	(1,048)	1,704
Impairment/(Write back) of property, plant and equipment	-	635	853	(8,281)
Gain on disposal of investment properties	(6,601)	(36)	(6,139)	(7,110)
Write down in value of investment properties and properties under development	152,142	79,098	152,142	79,196
Gain on disposal of non-current financial assets	-	-	(436)	-
Gain on disposal/dilution of subsidiaries and associated companies	(16,647)	(16,529)	(67,355)	(170,254)
Share of results of associated companies, joint ventures and partnerships	(10,756)	(22,193)	(57,898)	(78,489)
Transfer of reserve on consolidation to the profit and loss account arising from cessation of business of subsidiaries	-	-	(29,051)	-
Accretion of deferred income	(1,416)	(2,147)	(4,184)	(4,678)
Interest expense	64,378	72,428	240,767	283,981
Interest income	(18,659)	(22,047)	(72,868)	(48,217)
	204,155	**90,002**	**271,232**	**138,348**
Operating profit before working capital changes	**221,905**	**190,429**	**626,056**	**619,324**
Decrease/(Increase) in working capital				
Inventories, trade and other receivables	9,238	(11,606)	(143,857)	40,693
Development properties for sale	39,601	(120,132)	218,151	93,158
Trade and other payables	139,958	109,671	198,128	(56,754)
Amount due from related corporations	544	10,761	455	(510)
Financial assets	49,114	(6,081)	11,291	(89,432)
	238,455	**(17,387)**	**284,168**	**(12,845)**
Cash generated from operations	**460,360**	**173,042**	**910,224**	**606,479**
Income tax paid	(11,374)	8,822	(114,003)	(109,555)
Customer deposits and other non-current payables refunded	744	39,248	(19,162)	14,651
Proceeds from sales of future receivables	(79,912)	169,604	33,509	169,604
Net Cash generated from Operating Activities	**369,818**	**390,716**	**810,568**	**681,179**

CAPITALAND LIMITED
2003 Full Year Financial Statements Announcement (cont'd)

	Group			
	4Q 2003 S$'000	**4Q 2002 S$'000 (Restated)**	**FY 2003 S$'000**	**FY 2002 S$'000 (Restated)**
Cash Flows from Investing Activities				
Proceeds from disposal of property, plant & equipment	1,334	4,520	39,527	19,950
Purchase of property, plant & equipment	(16,259)	(29,188)	(53,130)	(88,776)
(Increase)/Decrease in associated companies, joint ventures and partnerships	(20,757)	153,078	(368,829)	80,057
(Increase)/Decrease in amounts owing by investee companies and other non-current receivables	(22,139)	7,352	(30,146)	23
Acquisition of investment properties and property under development	(114,072)	(25,385)	(132,805)	(81,794)
Proceeds from disposal of investment properties and property under development	27,797	18,286	37,926	20,149
Proceeds from disposal of non-current financial assets	5,528	762	4,576	14,291
Dividends received from associated companies, joint ventures and partnerships	11,393	20,157	69,473	41,033
Acquisition of remaining interest in a subsidiary	(53,150)	-	(53,150)	-
(Acquisition)/Disposal of subsidiaries (net)	(134,806)	31,188	60,894	409,886
Interest income received	29,025	3,525	63,823	19,084
Net Cash (used in)/generated from Investing Activities	**(286,106)**	**184,295**	**(361,841)**	**433,903**
Cash Flows from Financing Activities				
(Repayment of)/Proceeds from loans from related corporations	(2)	335	(26,647)	3,825
(Repayment of)/Proceeds from loans from minority shareholders	(52,075)	(78,226)	(69,739)	20,133
Contribution from minority interests	126,748	959	134,425	61,568
Proceeds/(Repayment of) from term loans	525,529	(7,673)	1,271,711	(844,345)
Repayment of debt securities	(213,671)	(114,018)	(924,596)	(682,732)
Dividends paid to minority shareholders	(17,017)	(46,980)	(61,185)	(113,979)
Dividends paid to shareholders	-	-	(98,177)	(58,906)
Interest expense paid	(80,771)	(91,561)	(292,961)	(338,390)
Net Cash generated from /(used in) Financing Activities	**288,741**	**(337,164)**	**(67,169)**	**(1,952,826)**
Net increase/(decrease) in cash and cash equivalents	**372,453**	**237,847**	**381,558**	**(837,744)**
Cash and cash equivalents at beginning of the period	1,108,716	835,820	1,083,645	1,909,363
Effect of foreign exchange rate changes on cash balances	(5,403)	9,978	10,563	12,026
Cash and cash equivalents at end of the period/year	**1,475,766**	**1,083,645**	**1,475,766**	**1,083,645**

1(d)(i) Statement of Changes in Equity

As at 31/12/2003 vs 31/12/2002

	<------ Group ------>								
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval. Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/1/2002	**2,517**	**3,429**	**94**	**4**	**341**	**(12)**	**7**	**(374)**	**6,006**
Effects of change in accounting policy					36		(2)	46	**80**
Effects of adopting INT FRS 19						(23)		20	**(3)**
Profit for 2002 as restated								280	**280**
Dividends paid								(59)	**(59)**
Transfer to revenue reserve			(3)					3	**-**
Convertible bonds			30						**30**
Net deficit on revaluation of investment properties & properties under devt.					(273)				**(273)**
Realised revaluation reserve transferred to P/L account					(130)				**(130)**
Revaluation surplus for an investment property reclassified from PPE held by an assoc. co.					111				**111**
Share of assoc & jv companies net revaluation deficit					(81)				**(81)**
Revaluation deficit charged to P/L					79				**79**
Foreign currency translation differences						5			**5**
Dilution/disposal of subsidiary and assoc. co.						7	11	(1)	**17**
Transfer to P/L on realisation of goodwill previously charged to reserves									
Others							(1)		**(1)**
Balance as at 31/12/2002	**2,517**	**3,429**	**121**	**4**	**83**	**(23)**	**15**	**(85)**	**6,061**
Profit for 2003								105	**105**
Dividends paid								(98)	**(98)**
Transfer to revenue reserve			(19)					19	**-**
Net deficit on revaluation of investment properties & properties under devt.					(92)				**(92)**
Realised revaluation reserve transferred to P/L account					(14)				**(14)**
Share of assoc & jv companies net revaluation deficit					(49)				**(49)**
Revaluation deficit charged to P/L					162				**162**
Foreign currency translation differences						41			**41**
Dilution/disposal of subsidiary and assoc. cos/ discontinuance of business						(9)	(28)	(2)	**(39)**
Others							1		**1**
Balance as at 31/12/2003	**2,517**	**3,429**	**102**	**4**	**90**	**9**	**(12)**	**(61)**	**6,078**

As at 31/12/2003 vs 31/12/2002

	<---------- Company ---------->								
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/1/2002	**2,517**	**2,161**	**-**	**^**	**-**	**-**	**-**	**270**	**4,949**
Profit for 2002								43	**43**
Dividends paid								(59)	**(59)**
Conversion rights of convertible bonds			30						**30**
Balance as at 31/12/2002	**2,517**	**2,161**	**30**	**^**	**-**	**-**	**-**	**254**	**4,963**
Profit for 2003								30	**30**
Dividends paid								(98)	**(98)**
Balance as at 31/12/2003	**2,517**	**2,161**	**30**	**^**	**-**	**-**	**-**	**186**	**4,895**

^ *Less than $1.0 million.*

1(d)(ii) Details of any changes in the Company's issued share capital

Issued Share Capital

During the year under review, there was no change in the Company's issued share capital.

Share Options

During the year, 4 batches of share options totalling 25,138,120 with exercise prices ranging from $1.02 to $1.38 per share were granted. The options may be exercised one year after the date of grant and in accordance with a vesting schedule as laid down in the CapitaLand Share Option Plans rules. There was no exercise of options but 10,846,675 options lapsed or were cancelled. As at 31/12/2003, there were 68,418,809 (31/12/2002 : 54,127,364) unissued shares under options.

Performance Shares

During the year, conditional awards of 2,160,000 performance shares in total were granted to 15 executives of the Group. Todate, no release of performance shares has been made as the three-year performance cycle of the first grant will end in 2004 and any release of performance shares will be in 2005. During the year, 290,000 performance shares lapsed. As at 31/12/2003, there were 3,650,000 (31/12/2003 : 1,780,000) performance shares outstanding under conditional awards.

$380 million Convertible Bonds

There are existing $380 million convertible bonds due 2007 issued by the Company which are convertible into 162,685,161 new ordinary shares at the conversion price of $2.3358 per new ordinary share. As at 31/12/2003, the number of new ordinary shares that may be issued on conversion is 162,685,161 (31/12/2002 : 162,685,161).

2. Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice

The figures have not been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied**

In 2003, The Ascott Group Limited, a subsidiary of the Group which is also listed on the Stock Exchange of Singapore, reclassified its overseas leasehold serviced residences properties in China, Vietnam and Indonesia from "Property, Plant & Equipment" to "Investment Properties" to realign more closely to CapitaLand Group's accounting policy on investment properties.

The adjustments arising from this reclassification was effected retrospectively with credit adjustments amounting to $35 million and $41 million to the Group's opening retained earnings and revaluation reserve, respectively, on 1/1/2003. The effect on the current year's profit and loss account ("P&L") is a net increase in profit of $8.4 million (Group's share : $5.8 million) comprising reversal of depreciation expense of $10.7 million and the revaluation deficit of $2.3 million on the said serviced residences charged to P&L under Group's policies.

In 2003, a new accounting standard "INT FRS 19 : Measurement Currency" also came into operation. This new accounting standard requires that items included in the financial statements of each entity in the Group be measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity. Arising from this basis of preparation of financial statements, the adoption of INT FRS 19 resulted in certain subsidiaries of the Group to change their measurement currencies. The impact on the opening retained earnings of the Group as at 1/1/2003 amounts to a credit adjustment of $20.4 million. The effect on the current year's P&L is a net gain of $3.1 million.

Apart from the above, the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31/12/2003.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Please refer to paragraph 4.

6. **Earnings per ordinary share (EPS) based on profit after tax & MI above after deducting any provision for preference dividends:-**

In computing the EPS for 6(a) below, the weighted average number of ordinary shares in issue is 2,517.3 million (2002: 2,517.3 million) during the financial year under review.

In computing the EPS for 6(b) below, share options and convertible bonds whose exercise prices are equal to or above $1.55, the market share price of the Company as at 31/12/2003, are disregarded. The weighted average number of shares used for the computation for the EPS on fully diluted basis for 4Q & full year of 2003 is 2,523.0 million (4Q & FY2002 : 2,517.3 million).

		<---- Group	----	----	---->
		4Q 2003	**4Q 2002 (Restated)**	**FY 2003**	**FY 2002 (Restated)**
6(a)	EPS based on weighted average number of ordinary shares in issue	(2.9 cts)	1.6 cts	4.2 cts	11.1 cts
6(b)	EPS based on fully diluted basis	(2.9 cts)	1.6 cts	4.2 cts	11.1 cts

7. **Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period reported on**

	Group		Company	
	31/12/2003	31/12/2002 (Restated)	31/12/2003	31/12/2002
NAV per ordinary share	$2.41	$2.41	$1.94	$1.97
NTA per ordinary share	$2.40	$2.40	$1.94	$1.97

8. **Review of the performance of the group**

GROUP OVERVIEW

$M	4Q 2003 (3 mths)	4Q 2002 (3 mths) (Restated)	FY 2003 (12 mths)	FY 2002 (12 mths) (Restated)	3Q 2003 (3 mths)
Revenue	1,316.6	995.7	3,830.1	3,261.7	896.0
EBIT	82.1	172.9	595.6	765.0	172.4
Finance costs	(64.4)	(72.4)	(240.8)	(284.0)	(55.3)
PBT	17.8	100.4	354.8	481.0	117.1
PATMI	(74.1)	39.7	105.3	280.0	67.0

EBIT (excl .net gains/provns)	*257.5*	*212.3*	*685.8*	*634.8*	*151.2*
PATMI (excl. net gains/ provns)	*94.2*	*83.3*	*210.6*	*172.3*	*46.5*

4Q 2003 vs 4Q 2002

The Group achieved revenue of $1,316.6 million for 4Q 2003, a robust jump of 32.2% over the corresponding quarter of 2002. The increase was contributed mainly from higher residential sales in China and Singapore and contribution from Swissôtel Nankai Osaka which was launched in September 2003, as well as progressive recognition of construction income earned under the redevelopment contract for One George Street project.

Although the revenue was substantially higher, the Group recorded a net loss of $74.1 million compared to a net profit of $39.7 million in 4Q 2002. The deterioration was mainly due to higher revaluation deficits charged to the profit and loss account ("P&L"), lower portfolio gains, as well as higher taxes. Excluding portfolio gains and provisions, PATMI would have been $94.2 million for this quarter, higher than the $83.3 million recorded in 4Q 2002.

Full Year 2003 vs Full Year 2002

2003 had been a challenging year. The market conditions in Singapore continued to be difficult and the generally weak economy in the region persisted. In addition, the Group had to overcome the negative effects of war in Iraq and SARS in the first half year, as well as the continual fears of terrorism. The Group also had to make further provisions for decline in capital values of investment properties and diminution in value of investments.

Despite all these adversities, the Group achieved a commendable revenue of $3,830.1 million and a net profit of $105.3 million for full year 2003. This relatively positive showing was the fruits of past strategies taken by the Group, namely:-

- Embarking on a monetisation programme to achieve an asset-light balance sheet, realise capital gains as well as to use the proceeds to pare down debt. This was achieved not just by pure divestments but in certain cases, through innovative new financial products such as the CapitaMall Trust, the first real estate investment trust ("Reit") in Singapore.

- Diversifying the Group's risks through overseas expansion.
  Overseas assets have increased to 38.1% of Group's total assets compared to 34.2% in 2002. They now contributed 64.3% of Group's revenue and 64.6% of Group's EBIT (excluding provisions) compared to 61.1% and 44.9% respectively last year.

- Raising asset productivity through improving yields of investment properties, using Reits/Funds for capital efficient growth and increasing asset turnover.

- Changing the Group's business model by growing higher value-added services and earning more fee-based income.

- Proactive refinancing strategies to reduce finance costs.

The revenue of $3,830.1 million for 2003 was in fact $568.4 million or 17.4% higher than last year. This came mainly from our Residential SBU which contributed about $595.2 million higher revenue due to better performance achieved across the board in its residential operations in Australia, China and Singapore. Our Hotels SBU also achieved higher revenue due to contributions from new contracts clinched. These higher revenues helped to offset the loss of contributions from assets divested.

Operating performance was better than 2002. In addition, finance costs was lower by $43.2 million or 15.2% from $284.0 million last year to $240.8 million this year. However, the improved operating performance and reduced finance costs were offset by provision for decline in capital values of investment properties which had to be charged to the P&L as the revaluation reserves for certain countries were fully utilised in 2002. The revaluation deficits charged to the P&L for 2003 amounted to $161.8 million compared to $79.4 million in 2002. As a result of this charge, the Group's profit after tax and minority interests ("PATMI") was reduced to $105.3 million vs 2002's restated PATMI of $280.0 million. Excluding portfolio gains and provisions, Group's PATMI for 2003 would have been $210.6 million compared to $172.3 million.

The Group's net debt and gearing at end 2003 were $6.1 billion and 0.75 respectively compared with net debt of $5.7 billion and gearing of 0.72 a year ago. The increased borrowings were due mainly to new investments. Despite further revaluation deficits taken in at year-end and the 5 cents per share dividend payout in May 2003 which was partially offset by the profits made in 2003, net tangible assets per share remained unchanged at $2.40.

Segment Performance

Commercial SBU: CapitaLand Commercial Limited ("CCL")

Revenue for 4Q 2003 was $113.8 million, an increase of $10.7 million over 4Q 2002. The increase was due to higher progressive construction income earned under the redevelopment contract for One George Street.

4Q 2003's EBIT was a loss of $98.2 million, a result of the write down in capital values of the investment properties portfolio. The revaluation deficits charged to the profit and loss account for 4Q 2003 were higher than in 4Q 2002 as the Group had fully utilised its revaluation reserves in respect of Singapore investment properties at 2002 year-end. Excluding the revaluation deficits, operating EBIT for 4Q 2003 would have been higher by $4.3 million than the corresponding period last year.

Comparing full year, revenue for 2003 at $400.9 million was lower by 8.9%. The decrease was largely due to the deconsolidation of the CMT properties and fewer sales of Canary Riverside apartments, partially mitigated by revenue from the redevelopment contract for One George Street. Full year EBIT at $72.7 million was much lower than the $281.1 million for 2002 due to the higher revaluation deficits charged to the profit and loss account and absence of material portfolio gains compared to last year. Without write-down, EBIT would have been $223.0 million.

Financial SBU: CapitaLand Financial Limited ("CFL")

4Q 2003 saw higher fee income for CFL for its role in the acquisition of 3 suburban malls, namely Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall for CapitaRetail Singapore Fund ("CRS") which was established on 17 December 2003. 4Q 2003 revenue of $13.9 million was 20.1% higher than the corresponding period of last year and EBIT was a turnaround at $13.8 million compared to loss of $4.6 million in 4Q 2002.

On full year, revenue grew 38.3% to $40.9 million in 2003 from $29.5 million in 2002 due mainly to structuring and advisory fees earned from CRS as well as CapitaMall Trust for the acquisition of IMM Building. EBIT achieved was more than doubled at $18.6 million vs $7.4 million a year ago.

Residential SBU: CapitaLand Residential Limited ("CRL")

4Q 2003 revenue of $942.6 million was higher by $261.6 million or 38.4% compared to the corresponding period last year. The increase in revenue was mainly due to higher sales contribution from Singapore and China operations. 4Q 2003 EBIT was $150.3 million, representing an increase of 28.8% or $33.6 million, in line with the increase in revenue.

Following the successful launch of The Imperial, CRL released The Botanic on Lloyd, comprising 66 units (6 garden terraces and 60 apartments) in November 2003. The response has been encouraging, with a take-up rate of 61% todate.

In China, another 3 blocks of Oasis Riviera and the last block of Summit Residences were launched in the 4th quarter of 2003. Based on units launched to date, Summit Residences, Oasis Riviera and La Cité are now 88%, 95% and 99% sold respectively.

In Australia, Australand received all the requisite approvals to form a stapled entity known as the Australand Property Group ("APG"). The stapled securities of the APG were listed and traded on the Australian Stock Exchange and Singapore Stock Exchange on 12 November 2003. In the 4th quarter of 2003, income from Australand Property Trust ("APT") made its first contributions to CRL's earnings.

FY 2003 revenue of $2,560.1 million was higher by $595.2 million or 30.3% increase compared to last year. Our China operation contributed good revenue growth of 8.1% which was mainly attributed to Summit Residences, La Cité and Oasis Riviera. Revenue from Australia and Singapore operations was also higher than 2002.

FY 2003 EBIT of $349.2 million represented a 18.9% increase compared to last year. EBIT for China operation amounted to $118.5 million, recording a robust growth compared to last year.

Serviced Residences SBU: The Ascott Group ("Ascott")

4Q 2003 revenue of $52.4 million was $5.7 million higher than 4Q 2002. The increase came from 9% improvement in serviced residences' revenue and higher number of remaining residential units sold in the quarter. In tandem, operating EBIT was higher at $15.2 million.

Comparing full year, 2003 revenue of $200.2 million was $28.5 million or 12.5% lower than 2002 due mainly to bulk of non-core residential & other businesses being already phased out in 2001 and 2002. For the core serviced residence operations, excluding Somerset Grand Shanghai which was deconsolidated in August 2002, revenue increased by 7% or $9.8 million. The growth came from contributions from new acquisition in Europe and improvement in China, Indonesia, Thailand and Vietnam serviced residences, partially offset by weaker performance from Singapore and Philippines. 2003's EBIT of $54.7 million was 16.4% lower than 2002 due mainly to group adjustments, in particular $6.3 million decline in values of certain investment properties owned by Ascott which has to be taken to the Group's P&L.

Hotels SBU: Raffles Holdings Group and RC Hotels ("The Hotels SBU")

4Q 2003 revenue of $176.5 million was $39.6 million or 28.9% higher than 4Q 2002. This was due to the consolidation of three-month revenue of Swissôtel Nankai Osaka and improved performance by other hotels, partially offset by the deconsolidation of Raffles Brown's Hotel following the divestment. 4Q 2003 negative EBIT of $2.0 million was $28.0 million lower than 4Q 2002 EBIT of $26.0 million. This was largely due to provisions of $12.4 million made, decline in values in certain investment properties in the Hotels SBU of $16.8 million and absence of exceptional gains in this quarter compared to 4Q 2002. Excluding exceptional items and the decline in values of certain investment properties, the 4Q 2003 EBIT actually improved due to better performance from operations resulting from leaner costs structure on successful implementation of cost and efficiency management measures during the year.

Comparing full year, 2003 revenue of $546.0 million was $26.9 million or 5.2% higher than 2002 revenue of $519.2 million. This increase was due to consolidation of four-month revenue of Swissôtel Nankai Osaka and maintaining of market share through aggressive marketing campaigns. The increase was also due to the translation of revenue denominated in foreign currencies (the Swiss Franc, the Euro and the A$) into S$ at higher exchange rates. These more than offset the deconsolidation of Raffles Brown's revenue following its divestment in June 2003. EBIT of $60.2 million was lower than $65.5 million as a result of decline in values in certain investment properties in the Hotels SBUs which flowed to the Group's profit and loss account. EBIT from operations, excluding net exceptional gains and decline in values of certain investment properties, actually improved over 2002 due to higher turnover and lower costs arising from the leaner costs structure.

Property Services SBU: PREMAS

4Q 2003 revenue was $4.0 million or 11.5% lower than 4Q 2002 due mainly to lower revenue from project works. Correspondingly, EBIT was lower by $0.4 million.

Comparing year on year, FY 2003 revenue increased by $4.9 million or 4.1% to $123.8 million. The increase was mainly attributable to new facility management and consulting contracts secured, both in Singapore as well as overseas operations. However, EBIT declined by $0.3 million or 3.8% due mainly to lower margins as a result of stiffer competition.

9. **Variance between the forecast or prospect statement (if disclosed previously) and the actual results**

The current announced results are broadly in line with the prospect statement previously disclosed to shareholders in the 2003 third quarter financial statements announcement.

10. **Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months**

Commercial SBU: CapitaLand Commercial Limited ("CCL

2003 had been a challenging year, given the weak economic climate which was aggravated by the onset of SARS and fears of terrorism. Despite the very difficult conditions, our retail sector managed to emerge relatively unscathed, due in part to our active asset enhancement initiatives.

Our office sector's performance was however affected as demand for office space for the most part of the year has been lacklustre. In Singapore however, 4Q 2003 saw the first sign of increased enquiries and demand in certain prime locations. Overseas, Raffles City Shanghai office tower has been completed in December 2003, and is already 52% let.

The Group took into account the weakness in office rental and demand, and wrote down in the capital values of our office and industrial properties portfolio.

With more economic indicators pointing to a better year for cities in which we have a presence, we are cautiously optimistic that rental and occupancies of offices and industrial properties will stabilise. Retail portfolio should continue to do well and will continue to benefit from various asset enhancement initiatives being pursued, such as the re-positioning works amounting to $55 million to be carried out for Clarke Quay. Overall, CCL expects to be profitable in 2004.

Financial SBU: CapitaLand Financial Limited ("CFL")

On fund management business, CFL now has S$3.1 billion assets under management. In the course of 2003, CFL has also been involved in transactions totalling S$775 million, such as the acquisition of IMM Building for CMT as well as the formation of CRS and its acquisition of Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall. With the pick up in institutional investors' interest in Asian properties, the focus for CFL in 2004 will be to successfully raise US$100 million to US$200 million for the CapitaRetail Japan Fund and US$100 million for China Residential Fund, and to provide advisory and structuring services for transaction by value exceeding that achieved for 2003. CFL expects to be profitable in 2004.

Residential SBU: CapitaLand Residential Limited ("CRL")

For the year ahead, a recovery is expected in the Singapore residential market. CRL intends to launch 800 to 1,000 units in 2004.

China is expected to continue with its robust growth and residential sales are expected to continue to be strong. CRL intends to launch at least 1,000 units in China in 2004.

Australia operation will continue to make a positive impact on Group's profitability. Its performance is expected to exceed that of 2003.

Overall, CRL expects 2004 to be profitable.

Serviced Residences SBU: The Ascott Group ("Ascott")

The economic and business outlook in the major cities in which Ascott operates is improving over 2003. Q1 2004 and FY 2004 are expected to be profitable. Barring any unforeseen events, net profit in FY 2004 is expected to be higher than FY 2003.

Hotels SBU: Raffles Holdings Group and RC Hotels ("The Hotels SBU")

According to the Economist Intelligence Unit, global GDP is expected to grow 4.2% in 2004, an upward revision from its earlier forecast of 3.9%. An improving global economy is expected o increase demand for international travel and IATA has forecast a 7% to 8% increase in international passenger traffic in 2004, with Asia-Pacific leading the recovery. This expected pick-up in the economic growth and international traffic will, in turn, flow through in lodging demand globally in the coming year.

The Hotels SBU has been successful in implementing the various initiatives to improve efficiency and costs management. For the coming year, it will focus on growing its revenue with the expected recovery in global lodging industry to benefit from the improvement in its operating leverage.

The Hotels SBU will also be embarking on further initiatives to expand the awareness of its two distinct brands – Raffles Hotels & Resorts and Swissôtel Hotels & Resorts. It will also redouble its efforts to push the important e-commerce channel to tap a market segment not fully served by its traditional global sales and marketing network. Additionally, it will tap emerging markets of China, Russia and Middle East, as well as continue to pursue its asset-light strategy to grow its network of hotels internationally.

In line with the economic and industry outlook, the SBU expects performance from operations to be profitable for the whole of 2004 and that 1Q 2004 would be better than 1Q 2003. On an overall basis, the SBU expects the level of profitability to be lower than 2003 as it does not currently expect exceptional gains this year, as well as higher interest expenses as the SBU gears up to fund future growth.

Property Services SBU: PREMAS

The property services industry is expected to remain very competitive. Hence, the key focus for PREMAS is to continue with value-adding services with the primary aim of maximising operational yields for its customers. Towards this end, PREMAS is planning to roll out real estate management software systems and technology licensing. It will also continue with expansion efforts in overseas markets such as United Arab Emirates and Thailand. PREMAS is expected to remain profitable in 2004.

GROUP OVERALL PROSPECTS FOR 2004

2004 is expected to be a positive turning point for the Singapore residential property market.

The Group has rebalanced its portfolio of residential development sites, increasing the number of 99-year leasehold sites. Since late last year, CapitaLand has steadily increased the proportion of 99-year leasehold site in Singapore to more than a fifth of its total Singapore residential development sites portfolio.

The Singapore office property market is expected to consolidate in the course of 2004. There are indications among some large office tenants that they are looking to expand their operations in Singapore.

The Group will be establishing a new real estate investment trust known as CapitaCommercial Trust ("CCT") which will hold seven properties currently 100% owned by the Group. In conjunction with this, there will be capital reduction and a distribution *in specie* of approximately 60% of the issued CCT units free to shareholders.

Both China and Australia will continue to be cornerstones of the Group's overseas operations. In addition, new markets like Thailand, Dubai and India could offer interesting opportunities to advance the Group's multi-local strategy. We will also actively seek opportunities to create real estate-based financial products and services in the course of our international operations.

Full-year impact of new management contracts secured earlier, coupled with continued emphasis on cost rationalisation, is expected to boost the performance of the Group's hospitality businesses.

Barring unforeseen circumstances, the Group expects 2004 to be profitable.

11. Dividend

11(a) **Any dividend declared for the present financial period?** Yes. Please refer to paragraph 16.
11(b) **Any dividend declared for the previous corresponding period?** Yes.
11(c) **Date payable** : To be announced at a later date
11(d) **Books closing date** : To be announced at a later date

12. If no dividend has been declared/recommended, a statement to that effect

Not applicable.

13. Segmental Revenue & Results

13(a)(a) By Strategic Business Units (SBUs) – 4Q 2003 vs 4Q 2002

	<-------------Turnover ---------->			<---Profit before interest & tax--->		
	4Q 2003 (3 mths)	4Q 2002 (3 mths) (Restated)	% Change	4Q 2003 (3 mths)	4Q 2002 (3 mths) (Restated)	% Change
	S$'000	S$'000		S$'000	S$'000	
Commercial	113,793	103,072	10.4	(98,222)	26,891	NM
Financial	13,893	11,572	20.1	13,842	(4,578)	NM
Residential	942,579	680,957	38.4	150,344	116,737	28.8
The Ascott Group	52,434	46,707	12.3	15,179	2,950	414.5
RHL Group & RCH	176,515	136,964	28.9	(2,030)	26,007	NM
Property Services Group	30,948	34,955	(11.5)	1,692	2,053	(17.6)
Others and consolidation adjms	(13,574)	(18,512)	(26.7)	1,323	2,795	(52.7)
Group	1,316,588	995,715	32.2	82,128	172,855	(52.5)

13(a)(b) By Strategic Business Units (SBUs) – FY 2003 vs FY 2002

	Turnover			Profit before interest & tax		
	FY 2003 S$'000	FY 2002 S$'000 (Restated)	% Change	FY 2003 S$'000	FY 2002 S$'000 (Restated)	% Change
Commercial	400,895	439,896	(8.9)	72,662	281,141	(74.2)
Financial	40,863	29,546	38.3	18,640	7,352	153.5
Residential	2,560,101	1,964,930	30.3	349,225	293,816	18.9
The Ascott Group	200,245	228,748	(12.5)	54,665	65,400	(16.4)
RHL Group & RCH	546,020	519,158	5.2	60,215	65,526	(8.1)
Property Services Group	123,763	118,905	4.1	7,978	8,291	(3.8)
Others and consolidation adjms	(41,801)	(39,504)	5.8	32,206	43,431	(25.8)
Group	3,830,086	3,261,679	17.4	595,591	764,957	(22.1)

Strictly for information only, the numbers reported by The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	Turnover			Profit before interest & tax (including exceptional items)		
	FY 2003 S$'000	FY 2002 S$'000	% Change	FY 2003 S$'000	FY 2002 S$'000	% Change
The Ascott Group	200,245	228,748	(12.5)	60,928	82,678	(26.3)
Raffles Holdings Group	420,105	385,333	9.0	80,875	70,862	14.1

13(a)(c) By Geographical Location – 4Q 2003 vs 4Q 2002

	Turnover			Profit before interest & tax		
	4Q 2003 (3 mths) S$'000	4Q 2002 (3 mths) (Restated) S$'000	% Change	4Q 2003 (3 mths) S$'000	4Q 2002 (3 mths) (Restated) S$'000	% Change
Singapore	421,446	298,074	41.4	(127,222)	62,545	NM
Australia & New Zealand	564,880	509,493	10.9	73,306	75,544	(3.0)
China	191,905	47,538	303.7	124,356	(10,658)	NM
Asia (excl. Sgp & China)	56,221	66,816	(15.9)	12,290	37,254	(67.0)
Europe	73,796	64,757	14.0	1,648	34	NM
Others	8,340	9,037	(7.7)	(2,250)	8,136	NM
Group	1,316,588	995,715	32.2	82,128	172,855	(52.5)

13(a)(d) By Geographical Location – FY 2003 vs FY 2002

	Turnover			Profit before interest & tax		
	FY 2003 S$'000	FY 2002 S$'000 (Restated)	% Change	FY 2003 S$'000	FY 2002 S$'000 (Restated)	% Change
Singapore	1,365,536	1,268,627	7.6	111,196	424,994	(73.8)
Australia & New Zealand	1,672,381	1,220,924	37.0	186,213	151,837	22.6
China	361,910	340,996	6.1	185,119	79,602	132.6
Asia (excl. Sgp & China)	131,344	120,243	9.2	69,961	70,729	(1.1)
Europe	263,873	274,317	(3.8)	38,561	22,438	71.9
Others	35,042	36,572	(4.2)	4,541	15,357	(70.4)
Group	3,830,086	3,261,679	17.4	595,591	764,957	(22.1)

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to paragraph 8.

15. Breakdown of Group's sales and operating profit for first half year and second half year

	FY 2003 S$'000	FY 2002 S$'000	Increase/ (Decrease) %
(a) Sales reported for first half year	1,617,543	1,491,564	8.4
(b) Operating profit/(loss) after tax before deducting minority interests for first half year	153,418	141,935	8.1
(c) Sales reported for second half year	2,212,543	1,770,115	25.0
(d) Operating profit/(loss) after tax before deducting minority interests for second half year	51,114	252,320	(79.7)

16. Breakdown of Total Annual Dividend (in dollar value) of the Company

	Financial year ended 31/12/2003	Financial year ended 31/12/2002
Name of Dividend	First & Final	First & Final
Type of Dividend	Cash	Cash
Dividend Rate	4% per ordinary share (4 cents per share)	5% per ordinary share (5 cents per share)
Par Value of Ordinary Share	S$1.00	S$1.00
Tax Rate	22%	22%
Total Annual Dividend after Tax (S$'000)	**78,541**	**98,177**

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Tan Wah Nam
Company Secretary
6 February 2004

CAPITALAND LIMITED

NEWS RELEASE - "CAPITALAND POSTS S$105.3 MILLION NET PROFIT FOR 2003"

News release - results 2003.pc

Submitted by Tan Wah Nam, Company Secretary on 06/02/2004 to the SGX

82-4507

CapitaLand

Embargoed for release till
5.05 pm, 6 February 2004

CapitaLand posts S$105.3 million net profit for 2003

2003 Revenue was S$3.83 billion, 17.4% higher than 2002

Group to create a commercial Reit

Singapore, 6 February 2004 – The CapitaLand Group revenue for FY2003 was S$3.83 billion, a 17.4% increase compared to S$3.26 billion in FY2002. Despite SARS and the war in Iraq, and decline in capital values of investment properties which was taken to the Group's profit and loss account, the Group achieved a S$105.3 million profit after tax and minority interests (PATMI).

At the operating level, the Group performed better than 2002. Excluding provisions and portfolio gains, the Group's 2003 PATMI was S$210.6 million, compared to the 2002 PATMI of S$172.3 million, a 22.2% increase. In 2003, finance costs were S$240.8 million, which were S$43.2 million or 15.2% lower than S$284.0 million in 2002.

The Group's net debt and gearing at end 2003 was S$6.1 billion and 0.75 respectively, compared to net debt of S$5.7 billion and gearing of 0.72 a year ago. The increase in net debt was to fund new investments. Net tangible assets per share remained unchanged at S$2.40.

FINANCIAL HIGHLIGHTS		
$ million	**FY2002 (restated)**	**FY2003**
Revenue	3,261.7	3,830.1
Earnings before interest and tax ("EBIT")	765.0	595.6
Finance costs	(284.0)	(240.8)
Profit before tax	481.0	354.8
Profit after tax and minority interests ("PATMI")	**280.0**	**105.3**
PATMI excluding provisions and portfolio gains	**172.3**	**210.6**

CapitaLand

Liew Mun Leong, President and CEO, CapitaLand Limited, said: "Our operating performance in 2003 was better than 2002 and we expect to do better in the coming years. Our overseas businesses, especially in Australia and China, have been very profitable. We have progressively raised asset productivity through improving the yields of our investment properties and growing fee-based services. We have also transformed CapitaLand from a traditional asset heavy Asian property company to become an asset light and international real estate innovator. Being focused on real estate and hospitality, creating a more balanced portfolio and exploiting scale have been our main strategy. With our strategic initiatives of the past three years firmly in place, we are confident of a profitable 2004. Following the success of CapitaMall Trust, the Group intends to create a commercial Reit consisting of its wholly-owned investment properties this year."

CapitaLand will continue to improve its performance through the following:

- Deepen its presence in Australia and China and explore opportunities in new markets like Thailand, Dubai and India. Overseas assets now make up 38.1% of the Group's total assets, compared to 34.2% in 2002. These overseas assets contributed to 64.3% of the Group's FY2003 revenue and 64.6% of the Group's EBIT (excluding provisions) compared to 61.1% and 44.9% respectively in 2002;

- Raise asset productivity through improving yields of investment properties, creating Reits and property funds for efficient capital growth, and increasing trading business to raise asset turnover;

- Continue the monetisation programme to achieve a lighter, more productive asset base, realise capital gains and pare down debt;

- Reduce costs through proactive refinancing strategies and other cost-saving initiatives.

82-4507

CapitaLand

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

--- END ---

For more information, please contact:

Harold Woo
VP, Equity Markets
Tel: 68233 210

Basskaran Nair
SVP, Communications
Tel: 68233 554

For the full FY2003 CapitaLand Limited Financial Statement announcement and slides, please visit our website www.capitaland.com

Announcement No. 30

CAPITALAND LIMITED

ANNOUNCEMENT - SLIDES ON "FULL YEAR 2003 RESULTS PRESENTATION"

CL 4Q03 6feb.slides.pd

Submitted by Tan Wah Nam, Company Secretary on 06/02/2004 to the SGX

Awards

☆ **Most Transparent Property Company in Asia-Pacific**

- NUS (2004)

- 1st in Singapore and 3rd in Asia for Corporate Governance

- Asiamoney (2003)

☆ **Ranked Top 10 Company in Singapore**

- FinanceAsia.com (2003)

☆ **Most Transparent Company Award (2001-2003)**

- Securities Investors Association Singapore

☆ **Commendation Award (2002)**

- Singapore Annual Report Competition



CapitaLand

82-4507

CapitaLand

Welcome To CapitaLand



Today's Programme

FY 2003 Presentation

BREAK

CapitaCommercial Trust

Questions & Answers

CapitaLand

Full Year 2003 Results Presentation



6 February 2004

Liew Mun Leong

President & CEO
CapitaLand Limited

CapitaLand

Positive Results in A Difficult Year

Local

- Weak Singapore economy
  - Marginal growth of 0.8%, down from 2.2% in 2002
- Persistent high unemployment
  - 4.5% at year end after reaching 5.5% in 3Q
- Low housing demand
  - 5156 units sold, lowest since URA started compiling this statistics in 1991
- Soft office market
  - Rental fell 11.2%
  - Necessitated write-down in values

CapitaLand

Positive Results in A Difficult Year

Regional

- SARS Outbreak
  - Some hotels in Singapore, Hong Kong and China reported less than 20% occupancy at the height of SARS
  - Residential sales came to a halt
- Continued terrorist threat
  - Weighed down consumption, traveling & investment

Global

- Iraq War
  - Global travel affected
- US's growing budget deficit caused uncertainty

Full Year 2003 Results

($ million)	2002	2003
Revenue	3,261.7	3,830.1
EBIT excluding net provision & gains	634.8	685.8
EBIT	765.0 [1]	595.6
PATMI excluding net provisions &gains Operating Profit	172.3	210.6
PATMI	280.0 [1]	105.3

$190 mil Provisions

Note:

1. PATMI included the $100.8 million gain from listing CMT in July 2002.

CapitaLand

2003 Highlights

CapitaLand

Delivered on Three-Pronged Strategy

- Increased Overseas Contribution
- Raised Asset Productivity
- Grew Higher Value-added Services

CapitaLand

Overseas Contribution Grew

Strong Residential Sales for 2003 in China

Shanghai

- More than 1400 units sold in 2003
- EBIT margins up from 24% to 37%

Revenue
$319 mil
8%

EBIT
$118 mil
69%



La Cite
Summit Residences

CapitaLand

Overseas Contribution Grew

Australand Property Group

- Established platform to increase recurring income
  - Stapling Australand shares with 2 wholesale property trusts (added A$374 mil of investment property assets)
  - Balancing portfolio and improving quality of income
- FY04 net profit forecast to be A$135.3 mil, 42% higher
- Market capitalisation increased from $900 mil to $1.4 bil – ASX Top 120 companies



Freshwater Place, Melbourne



Revenue
$1.6 bil
39%
EBIT
$192 mil
25%

CapitaLand

82-4507

New Overseas Initiatives

- CapitaLand JV with TCC Land Thailand
- PREMAS JV with Siam Commercial Bank Thailand
- PREMAS JV with Tricon UAE

Higher Asset Productivity

- Retail
  - Repositioned Plaza Singapura for >6% yield
  - Commenced Clarke Quay Upgrading
- Office outperformed the market
- Raffles City Shanghai
  - Retail fully leased
  - Positive demand with rising rental for office



Occupancy
81%
86%
+5%
Market
CapitaLand

CapitaLand

More Higher Value-Added Services

<u>CapitaLand Financial</u>

- Increased assets under management to $3.1 bil
- Fund Management
  - Closed CapitaRetail Singapore Fund ($500 mil)
  - Initial close for CapitaLand China Residential Fund (US$100 mil target fund size)
- Advisory and structuring
  - Advised and structured transaction in excess of $750 mil e.g. CMT, IMM acquisition, mezzanine financing for condominium project



CapitaLand

80 - 4507

CMT Outperforms

- In 2003, CMT's unit price appreciated 41.6%, outperforming the broader equity market and property stocks
- 2003 dividend distribution exceeds forecast by 6%
- Total shareholder return in 2003 = 41% + 6% = 47%



% Change
50
40
30
20
10
0
-10
Based on 31 Dec 03 close:
CMT + 41.6%
STI + 31.6%
SESPROP + 38.3%
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
CMT
SESPROP
STI

	2003 forecast	Actual 2003	Increase
DPU (cts)	8.04	8.53	6%
Market cap ($m)	708 (as at IPO)	1,296 (as at Dec 03)	83%

Source: Bloomberg

CapitaLand

More Higher Value-Added Services

- **Retail Management**
  - Clinched Harbourfront retail development and management contract
  - Appointed retail manager for CapitaRetail Singapore
    - Lot 1 Shoppers' Mall
    - Rivervale Mall
    - Bt Panjang Plaza
  - Acquired La Park Mizue in Tokyo

Own and/or operate 33 retail malls in the region
A Leading Mall Operator in Asia

CapitaLand

More Higher Value-Added Services

Hospitality Management

- Raffles won 4 management contracts (1151 rooms)
- Ascott won 6 management contracts (727 rooms)

Raffles New Contracts	Ascott New Contracts
Swissôtel Osaka Nankai Nai Lert Park, Bangkok Raffles Resort Canouan Island, The Grenadines Raffles Resort Phuket	Somerset Botanic Gardens, Melbourne Somerset Harbour Court, Dalian Somerset Suwan Park View Bangkok Somerset Al Majarah Dubai The Ascott Burj Dubai Somerset Bukit Ceylon, Kuala Lumpur
Total = 1151 rooms	Total = 727 rooms

CapitaLand

CFO

CapitaLand Limited

CapitaLand

Group Financials

CapitaLand

Full Year 2003 Results

($ million)	2002	2003
REVENUE	3,261.7	**3,830.1**
EBIT excluding provisions & gains	634.8	**685.8**
EBIT	765.0	**595.6**
PBT	354.8	**481.0**
PATMI excluding provisions & gains	172.3	**210.6**
PATMI	280.0 [1]	**105.3**
Interest Cover Ratio (ICR)	3.42	**3.67**
Interest Servicing Ratio (ISR)	4.61	**5.52**

Note:
1. PATMI included the $100.8 million gain from listing CMT in July 2002

CapitaLand

Revenue



$3,262 m
$3,830 m
+17.4%
Financial
Property Services
Serviced Residences
Hotels
Commercial
Residential
2002
2003

82-4507

Residential

REVENUE	EBIT	COMMENTS

($ million)



1,964.9
2,560.1
2002
2003
30%



293.8
349.2
2002
2003
19%

- ☆ Higher revenue mainly due to higher sales contribution from China and Australia
- ☆ EBIT increased by 19%

CapitaLand

Residential

Revenue ($ million)	2002	2003	Change
Singapore	506	628	24%
China	295	319	8%
Australia	1,155	1,606	39%
Others	9	7	(22%)
Total	**1,965**	**2,560**	**↑ 30%**

EBIT ($ million)	2002	2003	Change
Singapore	48	20	(58%)
China	70	118	69%
Australia	154	192	25%
Others	22	19	(14%)
Total	**294**	**349**	**↑ 19%**

CapitaLand

Commercial

REVENUE	EBIT	COMMENTS

($ million)



439.9
400.9
2002
2003
9%



281.1
72.7
74%
2002
2003

- ☆ CMT deconsolidated since 3Q02
- ☆ Lower rental income from office portfolio
- ☆ Lower EBIT due to write down

CapitaLand

Financial

REVENUE	EBIT	COMMENTS

($ million)



29.5
40.9
39%
2002
2003



7.4
18.6
151%
2002
2003

☆ $3.1 bil assets under management

☆ Earned advisory and structuring fees from acquisition of:

- IMM
- 3 suburban malls for CapitaRetail Singapore Fund

CapitaLand

Hotels

Raffles HOLDINGS

REVENUE	EBIT	COMMENTS



($ million)
519.2
546.0
2002
2003
5%



65.5
60.2
2002
2003
8%

- ☆ Revenue ↑ - aggressive marketing campaigns and new management contracts.
- ☆ EBIT from operations ↑ - successful implementation of cost and efficiency management measures
- ☆ Overall EBIT ↓ - lower net exceptional gains and decline in investment properties values

CapitaLand

Serviced Residences

THE ASCOTT GROUP

REVENUE	EBIT	COMMENTS

($ million)



228.7
200.2
12%
2002
2003



65.4
54.7
16%
2002
2003

☆Serviced residence business resilient despite SARS, Iraq war

☆Revenue decline due to phasing out of residential development, divested assets

☆EBIT lower due to lower contribution from non-core retail business. 2002 had higher divestment gains

CapitaLand

Property Services

PREMAS INTERNATIONAL

REVENUE	EBIT	COMMENTS

($ million)



118.9
123.8
4%
2002
2003



8.3
8.0
4%
2002
2003

☆ Won new facility management and consulting contracts in Singapore and overseas

CapitaLand

Analysis of Profit after Tax and MI

	2002	2003	Change
EBIT	765.0	**595.6**	⬇ 22.1%
Finance Costs	(284.0)	**(240.8)**	⬆ 15.2%
PBT	481.0	**354.8**	⬇ 26.2%
Tax	(86.7)	**(150.3)**	⬇ 73.4%
MI	(114.3)	**(99.3)**	⬆ 13.1%
PATMI	280.0 [1]	**105.3**	⬇ 62.4%
PATMI excluding provisions & gains	172.3	**210.6**	⬆ 22.2%

Note:
1. PATMI included the $100.8 million gain from listing CMT in July 2002.

CapitaLand

Extended Debt Maturity, On Unsecured Basis

Long-Term Debt as % of Total Debt


64%
52%
2002
2003

64% **of total debt are long-term in nature**

72% **of total debt on unsecured basis.**

Unsecured Debt as % of Total Debt


72%
62%
2002
2003

CapitaLand

Analysis of Profit after Tax and MI

	2002	2003	Change
EBIT	765.0	**595.6**	⬇ **22.1%**
Finance Costs	(284.0)	**(240.8)**	⬆ **15.2%**
PBT	481.0	**354.8**	⬇ **26.2%**
Tax	(86.7)	**(150.3)**	⬇ **73.4%**
MI	(114.3)	**(99.3)**	⬆ **13.1%**
PATMI	280.0[1]	**105.3**	⬇ **62.4%**
PATMI excluding provisions & gains	172.3	**210.6**	⬆ **22.2%**

Note:
1. PATMI included the $100.8 million gain from listing CMT in July 2002.

CapitaLand

82-4507

Asset Revaluation 2003

- The revaluation was carried out at end 2003, as per Group's policy.

- The revaluation was carried out by a list of independent, professional valuers from international firms including:
  - CB Richard Ellis
  - Knight Frank
  - Jones Lang Lasalle
  - Colliers International
  - DTZ Debenham Tie Leung

- The impact of these revaluation was to reduce PATMI by $162 million.

CapitaLand

Analysis of Asset Revaluation

- Singapore: write-down of $144 mil
  - Office: ranging from minus 1% to minus 8.8%
  - Industrial: ranging from minus 4.7% to minus 11.7%
  - Retail: ranging from plus 1% to plus 6.6%

- Overseas: write-down of $18 mil
  - Includes $55 mil revaluation loss from Hong Kong properties including AIG Tower
  - Mitigated by $49 mil revaluation gain on Raffles City Shanghai

CapitaLand

Key Financial Ratios

	2002	2003	Change
NTA per share ($)	2.40	2.40	Stable
Net Debt/Equity	0.72	0.75	Stable
EPS (cts)	11.1	4.2	Lower
DPS (cts)	5.0	4.0	Stable

CapitaLand

Positioned for Growth

Reduced Finance Costs



$423m
$408m
$284m
$240m
2000
2001
2002
2003

Lowered Gearing



0.92
0.87
0.72
0.75
2000
2001
2002
2003

Lowered Net Debt



$8.2b
$6.9b
$5.7b
$6.1b
2000
2001
2002
2003

Improved Interest Cover Ratio



ICR = (Profit before MI, Tax, Net Interest Expense, Dep & Amort)
Net Interest Expense
0.68
0.92
3.42
3.67
2000
2001
2002
2003

Market Outlook

CapitaLand

Market Outlook

Residential

- **Singapore**: Market recovery in 2004
- **China**: Demand continues to be strong
- **Australia**: Demand remains stable

Office

- **Singapore**: Office market fundamentals likely to stabilise and improve in 2004 in tandem with economic recovery

Retail

- **Singapore**: Overall resilient, and suburban malls remain strong

Market Outlook

Hotels

- Global lodging demand expected to increase due to better GDP and international travel
- Leaner and more efficient structure will position the Hotels SBU to benefit from industry recovery

Serviced Residences

- Occupancy rates in most markets have recovered to, or exceeded pre-SARS levels
- Outlook for Ascott's major markets are positive and improving
- Net profit 2004 expected to be higher than in 2003

CapitaLand

Continuing Our Strategy

CapitaLand

82-4507

Uniquely CapitaLand ...

- **Real Estate**
  - fully integrated services: investor, developer & manager
  - scale in all major sectors
  - Asia Pacific presence
- **Hospitality**
  - global footprint
- **Real Estate Financial Services**



Capital Tower



Citadines, Paris Loure



Freshwater Place, Melbourne



Oasis Riviera



IMM



Raffles Resort
Canouan Island

CapitaLand

Our Three-Pronged Strategy

- Increase Overseas Contribution
- Raise Asset Productivity
- Grow Higher Value-added Services

CapitaLand

Increase Overseas Contribution



Overseas Growth

($ m)



14,700
4,900
13,282
5,087
10,832
5,641
10,864
6,694
2000
2001
2002
2003
S'pore
Overseas

Assets increased from 25% to 38%

($ m)



1,448
1,474
1,404
1,829
1,269
1,993
1,366
2,464
2000
2001
2002
2003
S'pore
Overseas

Revenue up from 50% to 64%

($ m)



420
20
(110)
295
70
425
340
111
485
2001
2002
2003
S'pore
Overseas

EBIT – continued growth to 64% (excl provns)

75% of our earnings from overseas in 3-5 years

CapitaLand

Leveraging to Grow Internationally

- Deepen presence in China & Australia
- Develop new markets
  - Thailand through TCC Land JV
  - Dubai in property services & serviced residences
  - India – to explore and evaluate



CapitaLand

Growing Our Hospitality Business

- Leverage on strong brands to grow global footprint

Raffles HOLDINGS

THE ASCOTT GROUP

Raffles Hotels & Resorts

swissôtel Hotels & Resorts

THE ASCOTT SERVICED RESIDENCES

SOMERSET SERVICED RESIDENCES

Citadines APART'HOTEL

Oakford AUSTRALIA

- Focus on key cities in Asia, Europe & USA

- Asset light growth – through leasing management contracts and limited equity investment

CapitaLand

82-4507

Raise Asset Productivity

Improve Yields

- Intensive asset management and enhancement
  - Upgrade, develop, reposition, eg IMM, Plot 9-1, Clarke Quay


Plot 9-1 Luwan

- Exploit new revenue sources
  - Advertisement spaces
  - Maximising space usage
  - Decant space from offices to retail


Clarke Quay

CapitaLand

Lighten Our Balance Sheet

- More than **$3 bil of assets monetised** since merger
- Will continue to inject stable assets into REITs/funds
  - First Commercial REIT in Singapore (to be announced later)
- Our hospitality subsidiaries will continue to monetise their non-core assets

CapitaLand

Grow Higher Value-Added Services


CapitaLand

Leveraging On Our Skills For Higher Returns


Financial Skills
• Origination
• Structuring
• Distribution
• Management, including risk mgt
Real Estate
Domain Knowledge
+ Industry Networks
+ Asset Base
Added on Skills
Core Real Estate Skills
REITS
Property Funds
Mezzanine Financing
Advisory/ Structuring
= Financial products/ services

Real Estate Financial Services

An Asset-Light, Fee-based Model

- Replicate REIT/property fund model (as proven in CMT) in other segments and markets
  - Model for future growth – increase assets under management without burdening the balance sheet e.g funds in Japan and Thailand
  - Existing REITs/funds will also be enlarged through new acquisitions

CapitaMall Trust

CapitaLand

82-4507

We Continue Our Strategy with

CapitaCommercial Trust

... another 1st from CapitaLand

We Take A Pause

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CapitaLand

CapitaLand

Thank You

Additional Slides For Distribution

CapitaLand

Stages of Income Recognition - S'pore

PROJECT	UNITS	% Sold	% Completed
		Dec-03	Dec-03
Launched in 2001			
Tanamera Crest	288	100%	79%
The Levelz	126	88%	91%
Launched in 2002			
The Waterina	398	89%	50%
The Shelford	215	89%	38%
Belmond Green	163 (Launched)	53%	87%
Casabella	82	38%	15%
Glentrees	176	59%	32%
Launched in 2003			
The Imperial	187	83%	0%
The Botanic on Lloyd	66	44%*	6%

*Based on options issued as at 18 Jan 2004, the take-up rate for The Botanic on Lloyd was 56%.

CapitaLand

Stages of Income Recognition - China

PROJECT	UNITS	% Sold	% Completed
		Dec-03	Dec-03
Launched in 2002/2003	(Launched)		
Summit Residences	909	85%	62%
La Cite'	519	98%	34%
Oasis Riviera	598	82%	48%

*Based on options issued as at 18 Jan 2004, the take-up rates for Summit Residences, La Cite' and Oasis Riviera were 88%, 99% and 95% respectively.

Leases Up For Renewal (% of Area)



60%
50%
40%
30%
20%
10%
0%
26%
21%
17%
27%
22%
23%
33%
20%
11%
Office
Retail
Industrial
2004
2005
2006

Occupancy



104%
91%
77%
64%
50%
84%
86%
94%
98%
82%
65%
Office
Retail
Industrial
As at Dec 02
As at Dec 03

Strong Cash Flow in 2003

	$million
Net Cashflow from Operations*	924.5
Net Cash used in Investing Activities	(361.8)
Net Cashflow before Financing Cost, Tax and Dividends	562.7

* includes cost of acquiring new residential sites

82-4507

CAPITALAND LIMITED

ASSET VALUATIONS

06 MAR 15 7:21

Pursuant to Rule 703 of the SGX-ST Listing Manual, the Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the following valuations in respect of the following properties held by its subsidiaries that have been undertaken by external valuers:

Description of property	Name of owner	Valuation (S$)	Date of Valuation	Name of Valuer
Plaza Singapura 68 Orchard Road Singapore 238839	Plaza Singapura (Private) Limited	702,000,000	30 Nov 2003	Colliers International Consultancy & Valuation (Singapore) Pte Ltd
Temasek Tower 8 Shenton Way Singapore 068811	Temasek Tower Limited	708,000,000	30 Nov 2003	Jones Lang LaSalle Property Consultants Pte Ltd
6 Battery Road * Singapore 049909	Clover Properties Pte Ltd	674,200,000	30 Nov 2003	Knight Frank Pte Ltd
Capital Tower * 168 Robinson Road Singapore 068912	Capital Tower Pte Ltd	782,500,000	30 Nov 2003	Knight Frank Pte Ltd

Note: * In connection with the proposed injection of these two properties into a commercial real estate investment trust known as CapitaCommercial Trust, separate valuations had been obtained from Knight Frank Pte Ltd as at 31 December 2003 based on the average of three values derived by the Investment, Discounted Cash Flow and Comparable Sales Methods of valuation and based on information available as at 31 December 2003, as follows:

(1) 6 Battery Road - S$675,200,000; and
(2) Capital Tower - S$793,900,000.

Copies of the valuation reports for the above properties are available for inspection at CapitaLand's registered office at 168 Robinson Road #30-01, Capital Tower, Singapore 068912, during normal business hours for a period of three months from the date hereof.

By Order of the Board

Tan Wah Nam
Company Secretary
6 February 2004

82-4507

82-4507

MASNET No. 47 OF 06.02.2004
Announcement No. 47

CAPITALAND LIMITED

ANNOUNCEMENT - "THE ESTABLISHMENT OF CAPITACOMMERCIAL TRUST AND THE DISTRIBUTION IN SPECIE OF UNITS IN CAPITACOMMERCIAL TRUST TO SHAREHOLDERS"

Announcement (Final).pd

Submitted by Tan Wah Nam, Company Secretary on 06/02/2004 to the SGX

82-4507

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)

THE ESTABLISHMENT OF CAPITACOMMERCIAL TRUST AND THE DISTRIBUTION *IN SPECIE* OF UNITS IN CAPITACOMMERCIAL TRUST TO SHAREHOLDERS

1. INTRODUCTION

The Board of Directors (the "**Board**") of CapitaLand Limited ("**CapitaLand**" or the "**Company**") is pleased to announce that it will be establishing a new real estate investment trust ("**REIT**") known as CapitaCommercial Trust ("**CCT**"). This represents another decisive step by CapitaLand to deliver on its key business objectives.

CCT will hold the following seven commercial properties (the "**Properties**"), all of which are currently 100% owned by the Company:

- Capital Tower
- 6 Battery Road
- StarHub Centre
- Robinson Point
- Bugis Village
- Golden Shoe Car Park
- Market Street Car Park

The Board is also pleased to announce that, in conjunction with the establishment of CCT and subject to the approval of the Company's shareholders (the "**Shareholders**"), the Company will distribute approximately 60%[1] of the issued units in CCT ("**CCT Units**") to be held by the Company to Shareholders in proportion to their shareholdings in the Company by way of a capital reduction exercise under Section 73 of the Companies Act, Chapter 50 of Singapore (the "**Capital Reduction**") and a distribution *in specie* (the "**Distribution *In Specie***"). **For every 1,000 ordinary shares in the issued and paid-up share capital of the Company ("Shares") owned by each Shareholder, such Shareholder will receive 200 CCT Units free of charge.**

[1] Assuming that none of the outstanding share options under the CapitaLand Share Option Plan which was approved and adopted by the Company on 16 November 2000 and none of the S$380,000,000 5/8% convertible bonds due 2007 issued by the Company, which are exercisable or convertible into Shares (as the case may be), are exercised or converted prior to the date on which the Transfer Books and the Register of Members of the Company are closed in order to determine the entitlement of the Shareholders to CCT Units for the purpose of the Distribution *In Specie*.

An application will be made for CCT to be listed on the Main Board of Singapore Exchange Securities Trading Limited ("**SGX-ST**") by way of an introduction, enabling CCT Units to be traded publicly on completion of the Capital Reduction and the Distribution *In Specie*.

To demonstrate its commitment to CCT after its listing on the SGX-ST, CapitaLand will be retaining approximately 40% of the issued CCT Units. The completion of the Capital Reduction and the Distribution *In Specie*, and the commencement of trading of CCT Units on the SGX-ST, is expected to be in late April or early May 2004.

2. RATIONALE FOR THE ESTABLISHMENT OF CCT AND THE DISTRIBUTION *IN SPECIE*

The establishment of CCT and the Distribution *In Specie* to all Shareholders will benefit both Shareholders and the CapitaLand group.

Shareholders will receive a free capital distribution of CCT Units that can be separately traded on the SGX-ST, and will enjoy the benefits of having the Properties held in a REIT vehicle which provides for a high mandatory distribution of income and tax transparency for Qualifying Unitholders (as defined in Appendix 2 on page B-13 of this Announcement).

The Company will benefit in the following ways:

- a more balanced portfolio of asset mix and income streams;
- the enhancement of capital productivity and improvement in return on assets ("**ROA**") and return on equity ("**ROE**");
- increased fee income from an expanded property funds management platform; and
- a potential re-rating of CapitaLand's share price.

(a) Achieve a more balanced portfolio of asset mix and income streams

The Distribution *In Specie* will enable the CapitaLand group to further re-balance its income streams and asset mix across its various geographic markets, property sectors and business units.

Diversification across Geographic Markets

When CapitaLand was established in 2000, the Company stated its plan to reduce its Singapore commercial portfolio subject to market conditions. As the pie charts below illustrate, the Distribution *In Specie* will enable CapitaLand to move significantly closer to that objective, by reducing its ownership of assets in Singapore from S$10,864 million (61.9% of total assets) to S$9,399 million (58.4% of total assets) assuming for balance sheet purposes that the Distribution *In Specie* had been effected on 31 December 2003.

The Distribution *In Specie* will also result in more balanced income streams across the geographic markets in which the CapitaLand group operates. For the financial year ended 31 December 2003 ("**FY2003**"), the CapitaLand group derived 81.3% of its earnings before interest and tax ("**EBIT**") from its overseas operations. Assuming that the Distribution *In Specie* had occurred on 1 January 2003 for the purposes of the profit and loss accounts, this percentage would have risen to 86.4%.

Before the Distribution *In Specie*
FY2003 Assets: S$17.6 billion



38.1%
61.9%

After the Distribution *In Specie*
FY2003 Assets: S$16.1 billion



41.6%
58.4%

■ Singapore □ Overseas

Before the Distribution *In Specie*
FY2003 EBIT: S$596 million



18.7%
81.3%

After the Distribution *In Specie*
FY2003 EBIT: S$561 million



13.6%
86.4%

■ Singapore □ Overseas

If provisions were excluded from the calculation to give a normalised effect, overseas EBIT for FY2003 would have been 64.6% of CapitaLand group's EBIT and it will rise to 70.0% assuming that the Distribution *In Specie* had occurred on 1 January 2003.

The pie charts above show that the CapitaLand group's overseas markets are able to generate proportionately higher EBIT relative to asset base, as compared to the mature Singapore market.

With the Distribution *In Specie*, the CapitaLand group will become less dependent on the mature Singapore property market for earnings, and will increase its emphasis on other geographic markets with higher growth potential.

Diversification across Property Sectors

The Distribution *In Specie* will also have a tangible impact on the percentage of the CapitaLand group's total assets accounted for by office properties. As the following pie charts illustrate, had the Distribution *In Specie* taken place on 31 December 2003 for balance sheet purposes, the CapitaLand group's exposure to office properties would have been reduced from 32.7% to 26.6%.

The Distribution *In Specie* will allow CapitaLand to reduce its dominant weighting of office assets to a more balanced 26.6% roughly equal to CapitaLand's weighting of assets to the residential sector.


Before the Distribution In Specie
FY2003 Property value: S$14.5 billion
11.8%
1.1%
9.6%
22.9%
4.7%
2.7%
14.5%
32.7%


After the Distribution In Specie
FY2003 Property value: S$13.3 billion
12.9%
1.2%
10.5%
25.0%
5.1%
2.9%
15.8%
26.6%

■ Residential　■ Office　Retail
Industrial　■ Mixed Developments　□ Hotel
■ Serviced Residences　□ Others

Diversification across Business Units

With the Distribution *In Specie*, the CapitaLand group will derive a greater percentage of its EBIT from its local and international residential development activities, which generate higher profit margins and higher ROA.

82-4507

The pie charts below show that for FY2003, the CapitaLand group derived 15.3% of its EBIT from its commercial and financial business unit. Had the Distribution *In Specie* occurred on 1 January 2003, this percentage would have been reduced to 10.0%. As at 31 December 2003, the commercial and financial business unit accounted for 38.0% of the CapitaLand group's total assets. Had the Distribution *In Specie* taken place on 31 December 2003, this percentage would have been 32.3% instead.



Before the Distribution In Specie
FY2003 EBIT: S$596 million
6.8%
15.3%
10.1%
9.2%
58.6%
After the Distribution In Specie
FY2003 EBIT: S$561 million
7.3%
10.0%
10.7%
9.7%
62.3%
Commercial
Residential
Ascott
Raffles
Premas & Others



Before the Distribution In Specie
FY2003 Assets: S$17.6 billion
3.5%
14.1%
38.0%
12.2%
32.2%
After the Distribution In Specie
FY2003 Assets: S$16.1 billion
3.9%
15.4%
32.3%
13.3%
35.1%
Commercial
Residential
Ascott
Raffles
Premas & Others

(b) Enhancing capital productivity and improving ROA and ROE

The transaction will involve the transfer of the Properties into CCT followed by the distribution of approximately 60% of CCT Units to Shareholders. By doing this, CapitaLand's total assets will be reduced by 8.3% or S$1,465 million on a pro forma basis. CapitaLand's EBIT, however, will only be reduced by a lesser 5.9% or S$34.9

million on a pro forma basis. The combined effect of a greater reduction in assets than income is an improvement in CapitaLand's ROA.

The low reduction in income is made possible by the fact that the CapitaLand group will receive approximately 40% of the distributions of CCT from its approximately 40% retained holding, while receiving 100% of CCT's property and funds management fees. Shareholders, as owners of approximately 60% of CCT, will receive much higher distributions from the Properties under CCT ownership than they currently do under CapitaLand ownership.

By distributing approximately 60% of CCT Units to Shareholders for free, shareholders' funds of CapitaLand will be reduced by 15.1%. However, as profit after tax and minority interest ("**PATMI**") will only be reduced by a lesser 10.2% or S$10.7 million on a pro forma basis, the combined effect of a greater reduction in shareholders' funds of CapitaLand than income is a noticeable improvement in CapitaLand's ROE.

As a result of the above enhancement of capital productivity, the ROA of the CapitaLand group for FY2003 would have risen from 2.62% to 2.65%, while the ROE of the CapitaLand group for FY2003 would have increased from 1.73%. to 1.85%, both on a pro forma basis.

While the FY2003 pro forma ROA and ROE improvements are modest, the capital productivity improvements are lasting and sustainable benefits for CapitaLand and Shareholders. Undertaking the transaction is expected to lead to greater ROA and ROE benefits in future years.

(c) Increased fee income from an expanded property funds management platform

CapitaLand's existing property funds management platform, which includes CapitaMall Trust, CapitaRetail Singapore Limited, Eureka Office Fund, CapitaLand China Residential Fund and IP Property Fund Asia, will be substantially expanded by the creation of CCT. This important platform allows CapitaLand to increase its fee-based income and deliver a larger business footprint with substantially less capital employed than direct ownership of assets.

The attraction of fee-based income derived from funds management operations includes the fact that it is less vulnerable to swings in assets values, while strong fee income growth can be achieved from existing vehicles under management through asset enhancement and property acquisitions, again with little additional capital investment by CapitaLand.

The creation of CCT will enable the CapitaLand group to increase its recurring fee-based income without the CapitaLand group having to own 100% of the Properties as was previously the case.

(d) Potential re-rating of CapitaLand's share price

A potential re-rating of CapitaLand's share price may also benefit Shareholders given the strategic implications of the transaction for the CapitaLand group, including those described immediately above.

3. THE CAPITALAND GROUP REMAINS A LEADING ASIA-PACIFIC PROPERTY PLAYER

Notwithstanding the transfer of the Properties, the CapitaLand group will remain a leading property company in Asia-Pacific with total assets of S$16,093 million, as shown in the table below:

As at 31 December 2003	Before the Distribution *In Specie* (S$'million)	After the Distribution *In Specie* (S$'million)	Change (%)
Total Assets	17,558	16,093	(8.3)
Shareholders' funds	6,078	5,159	(15.1)

After the Distribution *In Specie*, the CapitaLand group will continue to retain its strong presence in Singapore's residential and commercial property sectors. The CapitaLand group will also continue to expand internationally, with an already strong presence in the Australian property market; in China through various property investments in Chinese gateway cities, such as Beijing and Shanghai; and by growing its activities in Thailand, Japan and other countries.

4. INFORMATION ON CCT

Certain information on CCT may be found in Appendix 2 of this Announcement, and further detailed information on CCT, including its properties and business, risk factors and distribution policy will be set out in an introductory document (the "**Introductory Document**") to be issued in connection with the listing of CCT on the Main Board of the SGX-ST and despatched to Shareholders in due course.

5. FINANCIAL EFFECTS OF THE DISTRIBUTION

The pro forma financial effects of the Distribution *In Specie* on selected financial measures and ratios of the CapitaLand group are set out below and have been computed using the latest unaudited consolidated figures of the CapitaLand group, on the basis that the Distribution *In Specie* is accounted for in the CapitaLand group's accounts at net book value, and that the Distribution *In Specie* had taken place:

(a) for the purposes of the balance sheet, on **31 December 2003**, being the date to which the latest full-year unaudited accounts of the CapitaLand group were made up; and

(b) for the purposes of the profit and loss accounts, on **1 January 2003**, being the start of the latest unaudited financial year.

The Capital Reduction and the Distribution *In Specie* will be made at the net book value (i.e. net asset value) of the Properties of S$1,469.7 million as at 31 December 2003, which translates into S$1.75 per CCT Unit (after taking into account expenses relating to the establishment of CCT and the issue of the CCT Units). The net book value was arrived at by deducting net liabilities from the independently appraised value of the Properties.

As these financial effects, which are based on the Company's unaudited consolidated financial results for FY2003, are presented for illustration purposes only, they will not reflect the future financial position of the CapitaLand group following completion of the Capital Reduction and the Distribution *In Specie* in 2004.

	Before the Distribution *In Specie* (S$'000)	After the Distribution *In Specie*[(1), (2)] (S$'000)
Profit & Loss Account		
EBIT	595,591	560,720
PATMI	105,254	94,558
EPS (basic) (cents)	4.2	3.8
EPS (fully diluted) (cents)	4.2	3.7
Balance Sheet		
Issued share capital	2,517,350	2,517,350
Share premium account	3,429,376	2,539,369
Shareholders' funds	6,077,579	5,159,271
NTA	6,041,438	5,123,130
NTA per Share (S$)	2.40	2.04
Total borrowings	7,548,334	7,027,278
Cash and cash equivalents	1,476,486	1,450,754
Net borrowings	6,071,848	5,576,524
Financial Ratios		
ROA	2.62%	2.65%
ROE	1.73%	1.85%
Debt equity ratio	0.75	0.78
Interest cover ratio	3.67	4.02
Interest servicing ratio	5.52	5.85

Definitions Used

a) *Earnings Per Share ("**EPS**") (basic) = PATMI ÷ weighted average number of ordinary shares in issue during the year*

b) *EPS (fully diluted) = PATMI ÷ weighted average number of ordinary shares adjusted for effects of certain share options which are dilutive. In this regard, convertible bonds and share options whose conversion or exercise prices which are above S$1.55, the closing market share price as at 31 December 2003, are disregarded.*

c) *Net tangible assets ("**NTA**") per share = (shareholders' funds – intangible assets) ÷ number of ordinary shares in issue as at year-end*

d) *ROA = (profit after tax + net interest expense) ÷ average total assets*

e) *ROE = PATMI ÷ average shareholders' funds*

f) *Debt equity ratio = net borrowings ÷ (shareholders' funds + minority Interests)*

g) *Interest cover ratio = earnings before interest, taxation, depreciation and amortisation ("**EBITDA**") ÷ net interest expense*

h) *Interest servicing ratio = operating cash flow ÷ net interest paid*

Notes:

(1) Post-Distribution *In Specie* pro forma financial effects on the profit and loss account are arrived at after accounting for adjustments which are expected to occur every year. One-off finance and transaction costs to be charged to the profit and loss account in the year the Capital Reduction occurs are not taken into account.

(2) Such financial effects do not take into account the impact of any conversion of the Convertible Bonds (as defined below) or exercise of the Share Options (as defined below).

The pro forma financial statements of the CapitaLand group after the establishment of CCT and the Distribution *In Specie* are attached as Appendix 1 of this Announcement.

6. DETAILS OF THE CAPITAL REDUCTION AND DISTRIBUTION *IN SPECIE*

6.1 Capital Reduction and Distribution *In Specie*

The Capital Reduction and the Distribution *In Specie* will involve the reduction of the amount standing to the credit of the share premium account of the Company by a maximum amount of approximately S$956 million, assuming that all outstanding share options (the "**Share Options**") under the CapitaLand Share Option Plan which was approved and adopted by the Company on 16 November 2000 (the "**Share Option Plan**") and S$380,000,000 5/8% convertible bonds due 2007 issued by the Company (the "**Convertible Bonds**"), which are exercisable or convertible

into Shares (as the case may be) as at the date of this Announcement, are exercised or converted prior to the date on which the Transfer Books and the Register of Members of the Company are closed in order to determine the entitlement of the Shareholders to CCT Units for the purpose of the Distribution *In Specie* (the "**Books Closure Date**").

As at the date of this Announcement, the Company has an authorised share capital of S$4,000,000,000 and US$172,500 divided into 4,000,000,000 Shares and 172,500 redeemable convertible cumulative preference shares of US$1.00 each respectively. The issued and paid-up share capital of S$2,517,349,898 is divided into 2,517,349,898 Shares. As at the date of this Announcement, there are S$380,000,000 outstanding Convertible Bonds convertible into 162,685,161 Shares, and there are 68,418,809 outstanding Share Options granted to directors and employees of the CapitaLand group under the Share Option Plan. Out of the 68,418,809 Share Options, 22,839,488 Share Options are exercisable into 22,839,488 Shares as at the date of this Announcement.

Depending on the number of new Shares which may be issued as a result of the possible exercise of the Share Options or conversion of the Convertible Bonds prior to the Books Closure Date, the aggregate sum to be distributed to Shareholders pursuant to the Capital Reduction amounts to a maximum of approximately S$956 million based on the enlarged issued share capital of CapitaLand, assuming that all outstanding Share Options and the Convertible Bonds which are exercisable or convertible into Shares (as the case may be) as at the date of this Announcement are exercised or converted prior to the Books Closure Date.

Such an aggregate sum will be distributed to Shareholders by way of a distribution *in specie* of up to 540,574,909 CCT Units, representing approximately 64.4% of the total number of units in CCT, to Shareholders in proportion to the number of Shares held by Shareholders on the Books Closure Date. For every 1,000 Shares held by a Shareholder on the Books Closure Date, such Shareholder will be entitled to receive 200 CCT Units free of charge. CCT Units will be distributed to Shareholders free of encumbrances and together with all rights attaching thereto on and from the date the Distribution *In Specie* is effected.

6.2 Effect of the Capital Reduction and Distribution *In Specie*

The effect of the Capital Reduction and the Distribution *In Specie* is to reduce the amount standing to the credit of the share premium account of the Company by an amount of up to approximately S$956 million and to return to Shareholders an aggregate sum of up to approximately S$956 million in the form of CCT Units to be distributed to Shareholders on a *pro rata* basis as set out above. The issued and paid-up share capital of the Company will remain the same after the Distribution *In Specie*, and accordingly there will be no change in the number and par value of the ordinary shares in the capital of the Company held by the Shareholders immediately after the Capital Reduction and the Distribution *In Specie*.

Pursuant to the Share Option Plan and the terms and conditions of the Convertible Bonds, the price at which each Share Option and each Convertible Bond may be exercised or converted into a Share will be adjusted as a consequence of the Capital Reduction and the Distribution *In Specie*. For the Share Options, such adjustments to be made to the subscription prices shall

come into effect upon written notification of the adjustments to the holders of the Share Options in accordance with the rules of the Share Option Plan. For the Convertible Bonds, such adjustments to be made to the conversion price shall come into effect on the date on which the Capital Reduction becomes effective.

6.3 **Conditions**

The Capital Reduction and the Distribution *In Specie* are subject to, *inter alia*, the following:

(a) the passing of a special resolution by Shareholders approving the Capital Reduction and the Distribution *In Specie* at an extraordinary general meeting ("**EGM**") of the Company to be convened;

(b) the Capital Reduction being approved and confirmed by the High Court of Singapore and a copy of the Order of Court approving the Capital Reduction being lodged with the Registrar of Companies and Businesses;

(c) SGX-ST approval in-principle for the listing of CCT on the SGX-ST; and

(d) such other regulatory approvals as may be required.

7. FURTHER INFORMATION

7.1 **Financial Advisers**

The Company has appointed CapitaLand Financial Services Limited, DBS Bank Ltd and J.P. Morgan (S.E.A.) Ltd as its financial advisers in respect of the Capital Reduction and the Distribution *In Specie*.

7.2 **Irrevocable Undertaking**

As at the date of this Announcement, STPL is a majority shareholder of the Company and has given an irrevocable undertaking to the Company to vote, or procure the voting of, all the Shares in which it and its subsidiaries has a beneficial interest, directly or indirectly, as reflected in the Depository Register and/or the Register of Members of the Company 48 hours before the EGM to be convened, in favour of the Capital Reduction and the Distribution *In Specie* at the EGM to be convened.

7.3 **Interests of Directors and Majority Shareholders**

As at the date of this Announcement, all the Directors hold Share Options, and Mr Andrew Buxton, Mr Peter Seah Lim Huat and Mr Jackson Peter Tai each hold Shares directly.

Mr Liew Mun Leong and Mr Sum Soon Lim are also proposed to be Directors of CapitaCommercial Trust Management Limited ("**CCTML**"), the manager of CCT. CCTML in turn is a wholly-owned subsidiary of CapitaLand.

Save as disclosed in this Announcement, none of the Directors or majority shareholders of the Company have any interest, direct or indirect, in the establishment of CCT, or the Capital Reduction and the Distribution *In Specie.*

7.4 **EGM**

A circular to Shareholders (the "**Circular**") in relation to the Capital Reduction and the Distribution *In Specie*, together with a notice of the EGM to be convened, as well as the Introductory Document will be despatched to Shareholders in due course.

In the meantime, Shareholders are advised to refrain from taking any action in relation to their Shares which may be prejudicial to their interests until they or their advisers have considered the information in the Introductory Document and the Circular, as well as the recommendations to be set out in the Circular.

BY ORDER OF THE BOARD

Tan Wah Nam
Company Secretary
Singapore, 6 February 2004

This announcement is not an offer of securities for sale in the United States. Securities may not be sold in the United States unless they are registered or are exempt from registration. The Company does not intend to register any portion of this offering in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and its management, as well as financial statements. Copies of this announcement are not being, and should not be, distributed in or sent into the United States.

It may be unlawful to distribute these materials in certain jurisdictions.

82-4507

APPENDIX 1

PRO FORMA FINANCIAL STATEMENTS OF THE CAPITALAND GROUP

Balance Sheet as at 31 December 2003

S$'000	As at 31 December 2003 (unaudited)	Adjustments pursuant to the Distribution *In Specie*	Pro Forma
Non-current Assets			
Property, Plant and Equipment	1,318,015	(441)[1]	1,317,574
Intangible Assets	36,141		36,141
Investment Properties	6,583,170	(2,018,500)[1]	4,564,670
Properties Under Development	156,635		156,635
Interest in Associated Companies	1,741,210	579,576[2]	2,320,786
Interest in Joint Ventures	1,269,743		1,269,743
Interest in Partnerships	51,241		51,241
Financial Assets	193,061		193,061
Deferred Tax Assets	16,797		16,797
Other Non-Current Assets	37,771		37,771
	11,403,784		9,964,419
Current Assets			
Development Properties for Sale	3,552,375		3,552,375
Consumable Stock	14,752		14,752
Trade and Other Receivables	952,587	(144)[1]	952,443
Financial Assets	158,416		158,416
Cash and Cash Equivalents	1,476,486	(25,732)[1]	1,450,754
	6,154,616		6,128,740
Less: Current Liabilities			
Bank Overdraft	720		720
Trade and Other Payables	1,361,502		1,361,502
Short Term Loans	1,051,868	(521,056)[3]	530,812
Current Portion of Term Loans	510,873		510,873
Current Portion of Debt Securities	1,129,061		1,129,061
Provision for Taxation	196,505	(5,484)[1]	191,021
	4,250,529		3,723,989
Net Current Assets	**1,904,087**		**2,404,751**

82-4507

S$'000	As at 31 December 2003 (unaudited)	Adjustments pursuant to the Distribution *In Specie*	Pro Forma
Less: Non-Current Liabilities			
Term Loans	3,399,964		3,399,964
Debt Securities	1,455,848		1,455,848
Deferred Tax Liabilities	94,072	(5,205)(1)	88,867
Deferred Income	22,965		22,965
Other Non-Current Liabilities	273,415	(15,188)(1)	258,227
	5,246,264		5,225,871
	8,061,607		**7,143,299**
Representing:			
Share Capital	2,517,350		2,517,350
Reserves	3,560,229	(918,308) (4)	2,641,921
Share Capital and Reserves	**6,077,579**		**5,159,271**
Minority Interests	**1,984,028**		**1,984,028**
	8,061,607		**7,143,299**

Notes:

1. These adjustments represent the assets and liabilities of the Property Companies being deconsolidated from the CapitaLand group.
2. This represents the CapitaLand group's 40% interest in CCT net of its share of transaction costs.
3. This relates to a reduction in borrowings as a result of the net cash consideration received from CCT.
4. This adjustment relates to the Capital Reduction and the related transaction costs effected through the CapitaLand group's reserves.
5. The above unaudited pro forma financial statements do not take into account the effects of any conversion of convertible bonds or exercise of share options.

Profit & Loss Account for FY2003

S$'000	For FY2003 (unaudited)	Recurring[1] Adjustments pursuant to the Distribution *In Specie*	Recurring[1] Pro Forma	One-off[2] Adjustments pursuant to the Distribution *In Specie*	All-Inclusive[2] Pro Forma
Revenue	**3,830,086**	**(107,588)[3]**	**3,722,498**		**3,722,498**
Cost of Sales	(2,800,906)	18,696[4]	(2,782,210)		(2,782,210)
Gross profit	1,029,180		940,288		940,288
Other operating income	236,233	(46)[4]	236,187		236,187
Administrative expenses	(554,489)	1,866[4]	(552,623)		(552,623)
Other operating expenses	(173,231)	26,631[5]	(146,600)		(146,600)
Profit from Operations	**537,693**		**477,252**		**477,252**
Finance costs	(240,767)	23,388[6]	(217,379)	(7,330)[9]	(224,709)
Share of results of:					
- associated companies	84,022	25,570[7]	109,592	(13,761)[10]	95,831
- joint venture companies	(18,806)		(18,806)		(18,806)
- partnerships	(7,318)		(7,318)		(7,318)
Profit/(Loss) before taxation	**354,824**		**343,341**		**322,250**
Taxation	(150,292)	787[8]	(149,505)		(149,505)
Profit/(Loss) after taxation	**204,532**		**193,836**		**172,745**
Minority interests	(99,278)		(99,278)		(99,278)
Net profit/(loss) attributable to shareholders	**105,254**		**94,558**		**73,467**

Notes:

1. "Recurring Pro Forma" is arrived at after accounting for those types of adjustments which are expected to occur every year ("**Recurring Adjustments**").
2. "All-Inclusive Pro Forma" includes, besides Recurring Adjustments, one-off finance and transaction costs to be charged to the profit and loss account in the year the Capital Reduction exercise occurs.
3. This represents the revenue of the Property Companies being de-consolidated from the CapitaLand group (S$119,919,000) partially offset by certain management fees earned (S$12,331,000) under the CCT structure.
4. These adjustments represent certain cost of sales, other operating income and administrative expenses of the Property Companies being de-consolidated from the CapitaLand group.
5. This relates to a reduction in the CapitaLand group's share of revaluation deficits of the Properties as a result of a reduction in ownership in the Property Companies after the proposed Distribution *In Specie*.
6. This represents the net reduction in finance costs upon repayment of certain borrowings of the CapitaLand group from the net cash consideration received from CCT.
7. This represents the CapitaLand group's share of results of CCT, computed based on its 40% interest held, determined in accordance with the CapitaLand group's accounting policies.
8. This relates to the net tax effects on the CapitaLand group earnings after the proposed Distribution *In Specie*.

9. This relates to a 'one-off' finance costs incurred for a standby credit facility in connection with the Capital Reduction exercise.

10. This represents the CapitaLand group's share of the 'one-off' transaction costs borne by CCT charged to the Profit and Loss Account in accordance with the CapitaLand group's accounting policies.

11. The above unaudited pro forma financial statements do not take into account the effects of any conversion of convertible bonds or exercise of share options.

APPENDIX 2

INFORMATION ON CAPITACOMMERCIAL TRUST

The information in this Appendix 2 is qualified in its entirety by, and is subject to, the more detailed information to be set out in the Introductory Document which will be issued subsequently. The information presented in this Appendix 2 is subject to change.

As of the date of this Announcement, CCT is not listed on the SGX-ST. When CCT is listed, an investment in CCT Units will involve risks, including, without limitation, risks relating to the Properties, risks relating to CCT's operations and risks relating to investing in real estate. Readers of this Appendix 2 as well as all prospective investors in CCT Units should read the Introductory Document when it is available before taking any action in respect of CCT Units or deciding whether to purchase CCT Units on the secondary market.

Statements contained in this Appendix 2 that are not historical facts may be forward-looking statements. Such statements are based on certain assumptions and are subject to certain risks, uncertainties and assumptions which could cause actual results to differ materially from those projected. Under no circumstances should the inclusion of such information herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by CapitaCommercial Trust Management Limited, the manager of CCT (the "Manager"), CCT or CapitaLand or any other person or that these results will be achieved or are likely to be achieved. The Manager is a wholly-owned subsidiary of CapitaLand.

When CCT is listed on the SGX-ST, the value of CCT Units and the income derived from them may fall as well as rise. CCT Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in CCT Units will be subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their CCT Units while CCT Units are listed. It is intended that Unitholders may only deal in their CCT Units through trading on the SGX-ST. Listing of CCT Units on the SGX-ST will not guarantee a liquid market for CCT Units.

The past performance of CCT as indicated in this Appendix 2 on a pro forma basis is not necessarily indicative of the actual or future performance of CCT.

Any discrepancies in the tables, graphs and charts included in this Summary between the listed amounts and totals thereof are due to rounding. Where applicable, figures and percentages are rounded to one decimal place.

Overview of CapitaCommercial Trust

CCT is a Singapore-based unit trust established with the objective of owning and investing in real estate and real estate related assets which are income-producing and used, or predominantly used, for commercial purposes (excluding properties used, or predominantly used, for retail purposes) ("Commercial Properties").

The portfolio of Properties will have the following key characteristics:

- **Scale** – The Properties have been independently valued at S$2.0185 billion as at 31 December 2003. This portfolio represents one of the largest Commercial Property portfolios in Singapore and will provide sufficient diversification and scale to support the acquisition of additional properties without materially changing CCT's investment profile.
- **Quality and location** – 68.0% of the total portfolio by net lettable area will comprise Grade A Central Business District office buildings, namely Capital Tower and 6 Battery Road, and

more than 70.0% of the portfolio gross rent[1] will be derived from these two buildings. The Properties are variously located in the prime Raffles Place, Shenton Way, Tanjong Pagar, Orchard Road and Bugis micro-markets for Commercial Properties, and are either in close proximity to or adjacent to Mass Rapid Transit ("MRT") stations.

- **Occupancy and renewals** – The Properties enjoy high, consistent and stable occupancy rates. As at 31 December 2003, based on committed leases, the Properties had an occupancy rate of 94.9% (compared to a market occupancy rate of 82.1%) and a renewal rate (in terms of total net lettable area covered by the expiring leases) of 72.6%.

- **Diverse tenant base** – The Properties have a diverse tenant base with 234 international and local tenants as at 31 December 2003 across a variety of business sectors, but with a predominance of foreign financial institutions, multinational corporations, a Government investment corporation as well as companies in the CapitaLand group.

- **Long land leases** – A significant component of the Properties is held on long land leases in Singapore's prime business district: Robinson Point, for instance, is freehold property while the land lease for 6 Battery Road is for a term of 999 years expiring in 2825. These two properties together account for 34.5% of the net lettable area and 39.4% of the aggregate appraised value of all the seven Properties.

[1] Consists of base rental income, which is based on the rents payable by the tenants under their leases (after rent rebates, where applicable, but excluding turnover rent), and tenant service charge, which is a contribution paid by tenants towards the property expenses of each Property.

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Certain information on each of the Properties is set out below:

Capital Tower		
168 Robinson Road Singapore 068912	Description	Grade A, 52-storey intelligent building located along Robinson Road, Singapore's prime business district
	Year of receipt of temporary occupation permit	2000
	Title	Leasehold estate expiring 31 December 2094
	Committed occupancy as at 31 December 2003	100.0%
	Gross floor area	95,505 sq m
	Net lettable area	68,997 sq m
	Main tenant	Government of Singapore Investment Corporation Pte Ltd • Occupies 38.3% of the net lettable area • Remaining lease term of 4.0 years from 1 January 2004, with multiple options to renew for up to an aggregate option period of 23 years
	Other major tenants	Cisco Systems (USA) Pte Ltd, JPMorgan Chase Bank and Mizuho Corporate Bank, Ltd
	Appraised value	S$793.9 million
	Net property income contribution	39.1%

6 Battery Road		
6 Battery Road Singapore 049909	Description	Grade A, 42-storey office building with four-storey podium located in the heart of Raffles Place, Singapore's financial and commercial hub
	Year of receipt of temporary occupation permit	1984
	Title	Leasehold estate expiring 19 April 2825
	Committed occupancy as at 31 December 2003	91.2%
	Gross floor area	66,408 sq m
	Net lettable area	45,938 sq m
	Main tenant	Standard Chartered Bank • Occupies 26.3% of the net lettable area • Remaining lease term of 16.0 years from 1 January 2004, subject to rent review to open market rental value every three years during the term of lease
	Other major tenants	Nomura Singapore Limited and Servcorp Battery Road Pte Ltd
	Appraised value	S$675.2 million
	Net property income contribution	29.0%

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Starhub Centre		
51 Cuppage Road Singapore 229469	Description	10-storey office building with retail space on the first storey and a foodcourt on the second storey, located in the prime Orchard Road shopping belt
	Year of receipt of temporary occupation permit	1998
	Title	Leasehold estate expiring 31 January 2095
	Committed occupancy as at 31 December 2003	100.0%
	Gross floor area	30,915 sq m
	Net lettable area	25,889 sq m
	Main tenant	Starhub Pte Ltd • Occupies 29.7% of the net lettable area • Remaining lease term of two months from 1 January 2004, which has been renewed for a further five years to 28 February 2009
	Other major tenants	Intel Technology Asia Pte Ltd and Singapore Technologies Pte Ltd
	Appraised value	S$266.1 million
	Net property income contribution	11.3%

Robinson Point		
39 Robinson Road Singapore 068911	Description	21-storey office building located within 10 minutes' walk of the Raffles Place MRT station
	Year of receipt of temporary occupation permit	1997
	Title	Freehold
	Committed occupancy as at 31 December 2003	72.6%
	Gross floor area	15,724 sq m
	Net lettable area	12,368 sq m
	Main tenant	CapitaLand Commercial Limited • Occupies 29.6% of the net lettable area • Remaining lease term of 4.4 years from 1 January 2004, with an option to renew for a further two years
	Other major tenants	Southern Bank Berhad and Freehills
	Appraised value	S$119.8 million
	Net property income contribution	6.3%

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Bugis Village		
62 to 67 Queen Street, Singapore 188541 – 188546 151 to 166 Rochor Road, Singapore 188426 – 188441 229 to 253 (odd numbers only) Victoria Street, Singapore 188023 - 188035	Description	34 three-storey pre-Second World War shophouses that were restored in 1991, located in the Bugis Street/Queen Street area
	Year of receipt of temporary occupation permit	1991 (upon completion of restoration)
	Title	Leasehold estate expiring 30 March 2088(1)
	Committed occupancy as at 31 December 2003	89.9%
	Gross floor area	12,762 sq m
	Net lettable area	10,729 sq m
	Major retail tenants	Bee Cheng Hiang Hup Chong Foodstuff Pte Ltd, Bon-Food Pte Ltd and Kentucky Fried Chicken Management Pte Ltd
	Appraised value	S$56.5 million(1)
	Net property income contribution	5.3%
	Note: (1) The President of the Republic of Singapore, as lessor under the State Lease for Bugis Village, has the right to terminate the lease on 1 April 2019.	

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Golden Shoe Car Park		
50 Market Street Singapore 048940	Description	10-storey building located on the western end of Market Street, next to Raffles Place
	Number of car park lots	1,067
	Year of receipt of temporary occupation permit	1984
	Title	Leasehold estate expiring 31 January 2081
	Committed occupancy as at 31 December 2003	100.0%
	Gross floor area	7,366 sq m
	Net lettable area	3,457 sq m
	Major tenants in the retail component of the building	May Sin Food Centre Pte Ltd, Singapore Petroleum Co Ltd and Cold Storage Singapore (1983) Pte Ltd
	Appraised value	S$72.1 million
	Net property income contribution	5.6%

Market Street Car Park		
146 Market Street Singapore 048945	Description	Eight-storey building bounded by Market Street, Cross Street and Cecil Street, located near Raffles Place
	Number of car park lots	800
	Year of opening	1964
	Title	Leasehold estate expiring 31 March 2073
	Committed occupancy as at 31 December 2003	100.0%
	Gross floor area	7,882 sq m
	Net lettable area	1,702 sq m
	Major tenants in the retail component of the building	Ng Bee Keow T/A Golden Café Food Court, Lea Ong T/A Hair Inn Unisex Salon and Kuok Choon Ngiap T/A The Pelican House
	Appraised value	S$34.9 million
	Net property income contribution	3.4%

Key Features of CapitaCommercial Trust

CCT will have the following key features:

- a strategy to provide Unitholders with regular and stable distributions;
- experienced and professional management that is incentivised through a performance-based management fee structure;
- opportunities for future growth through active property and portfolio management;
- opportunities and a strategy for future growth through acquisitions;
- substantial alignment of CapitaLand's interests with the interests of Unitholders through CapitaLand's retained stake in CCT of approximately 40.0% after CCT is listed on the SGX-ST;
- a conservative capital structure;
- distribution of at least 90.0% of taxable income, with the initial level of distribution set at a conservative 95.0% of taxable income; and
- distribution of taxable income free of tax at source for Qualifying Unitholders (as defined below).

Strategy to provide regular and stable distributions

One of CCT's primary objectives is to provide Unitholders with regular and stable distributions on a semi-annual basis. It is intended that CCT's first distribution after the date it is first listed on the SGX-ST (the "Listing Date") will be for the period from the date of the Distribution *In Specie* to 31 December 2004. Subsequent distributions will take place on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates.

The Manager has projected a distribution of 3.57 cents per CCT Unit in respect of the period from 1 May 2004 to 31 December 2004 ("Projection Period 2004"), which on an annualised basis is equal to 5.33 cents per CCT Unit. For the year ending 31 December 2005 ("Projection Year 2005"), the Manager has projected a distribution of 5.33 cents per CCT Unit.

The stability of CCT's distributions will be underpinned by the diversity of CCT's tenant base and their business sectors as well as the high, consistent and stable occupancy rates experienced by the Properties, as evidenced by the following:

- as at 31 December 2003, no tenant accounted for more than 15.6% of the net lettable area of the Properties. Government of Singapore Investment Corporation Pte Ltd was the largest tenant in the portfolio as at 31 December 2003 and it accounted for 12.6% of the aggregate gross rent of the Properties for the month ended 31 December 2003; and

- for the year ended 31 December 2003, the Properties had a weighted average occupancy rate of 92.3%.

To further enhance the stability of CCT's distributions, the Manager has agreed to receive such proportion of its management fees in respect of Projection Period 2004 and Projection Year 2005 as would be required to support, to the extent possible, the projected distributions during the said periods, in the form of CCT Units (rather than cash). For each of the years ending 31 December 2006, 2007 and 2008, the Manager shall continue this practice to support, to the extent possible, a distribution per CCT Unit at a level equal to the projected distribution per CCT Unit for Projection Year 2005. This should not be construed in any way as a forecast or projection of CCT's results of operations for the years ending 31 December 2006, 2007 and 2008 or of the prospective returns on CCT Units.

Experienced and professional management

Both the Manager and CapitaLand Commercial Management Pte Ltd (the "Property Manager"), the intended property manager of CCT's properties, are indirect wholly-owned subsidiaries of CapitaLand.

The Manager and the Property Manager are staffed by experienced professionals, all of whom are employees of the CapitaLand group. Key staff members of the Manager and the Property Manager have in-depth real estate investment, asset management, research and property management experience and have, on average, more than 20 years of experience in the real estate industry in Singapore. Moreover, the Manager and the Property Manager have the benefit of the operational systems and processes developed and used within the CapitaLand group.

The Manager will receive a base fee (the "Base Fee") of 0.1% per annum of the value of the Deposited Property[2] payable quarterly in arrears and an annual performance fee (the

[2] The Deposited Property consists of all the assets of CCT, including the properties held in its portfolio. The value of the properties comprised in the Deposited Property is initially the acquisition cost of such properties (including any applicable stamp duty, tax and other related acquisition costs) and subsequently their

"Performance Fee") of 5.25% per annum of CCT's net investment income before the Manager's management fees and non-operating income such as gains on disposal or revaluation of properties, also payable quarterly in arrears.

Any increase in the said rates or any change in the structure of the Manager's management fees will have to be approved by a resolution proposed and passed as such by a majority consisting of 75.0% or more of the total number of votes cast for and against such resolution at a meeting of Unitholders.

Opportunities for future growth through active property and portfolio management

It is intended that the Manager will endeavour to increase the net asset value per CCT Unit through proactive management of CCT's property portfolio, by:

- raising and maintaining occupancy levels across the Properties;
- diligently pursuing leasing opportunities;
- maximising tenant retention;
- introducing step-up provisions in the rental rates for long-term leases during the course of the lease term; and
- minimising property expenses in order to maximise returns from CCT's property portfolio.

Opportunities and a strategy for future growth through acquisitions

Various characteristics of CCT will avail it of the opportunity to make appropriate yield-accretive acquisitions that are expected to maintain or enhance returns to Unitholders and provide potential for net asset growth. These characteristics include:

- CCT's initial portfolio of the seven Properties (independently valued at an aggregate of S$2.0185 billion as at 31 December 2003), which provides sufficient diversification and scale to support the acquisition of additional properties without materially changing CCT's investment profile;
- the financial flexibility provided by CCT's conservative capital structure (see "Conservative Capital Structure" below) and the distribution of 95.0% of CCT's taxable income for the period from the Listing Date to 31 December 2005; and
- CCT's sufficiently wide mandate to invest in "income-producing properties that are used, or predominantly used, for commercial purposes".

It is believed that CCT will have an advantage in the acquisition of commercial properties through CCT's relationship with CapitaLand as follows:

- CapitaLand Commercial Limited, a wholly-owned subsidiary of CapitaLand, will grant CCT a right of first refusal over properties with certain specified characteristics which may in the future be identified and targeted for acquisition by CapitaLand Commercial Limited or any of its subsidiaries;

---

valuation by an approved valuer obtained on an annual basis, as required under the Property Funds Guidelines in the Code of Collective Investment Schemes issued by the Monetary Authority of Singapore.

- CapitaLand has expertise, experience and knowledge of commercial properties and property markets;
- CapitaLand has long-standing relationships with property brokers and institutional and other property owners; and
- CapitaLand has fully integrated property operations which allow the Manager to respond quickly to acquisition opportunities.

Of the 4.257 million sq m of office space in the Central Business District of Singapore, the Properties account for only about 4.0% of such space. There is therefore scope for CCT to grow via acquisitions.

CapitaLand's interests substantially aligned with interests of Unitholders

Through one or more of its wholly-owned subsidiaries, CapitaLand will retain an approximately 40.0% stake in CCT following the completion of the Distribution *In Specie*. To demonstrate its commitment to CCT, CapitaLand intends to subject CCT Units that it will hold after the completion of the Distribution *In Specie* to a lock-up arrangement which will be maintained for a period of one year from and including the Listing Date. Although the relevant subsidiary or subsidiaries of CapitaLand will be at liberty to sell or dispose of their CCT Units after the one-year period, CapitaLand intends thereafter to continue holding a substantial interest in CCT and be a long-term investor in CCT.

Conservative capital structure

The Manager will aim to optimise CCT's capital structure and cost of capital within the borrowing limits set out in the Property Funds Guidelines, and intends to use a combination of debt and equity to fund future acquisitions and property enhancements.

It is currently proposed that CCT will have, at the Listing Date, an initial level of indebtedness of approximately S$570.0 million or, in any case, less than 30.0% of the value of its Deposited Property based on the pro forma consolidated balance sheet as at 31 December 2003. By adopting this conservative gearing level, CCT will maintain operating flexibility when considering future acquisition opportunities and capital expenditure requirements. As at the date of this Announcement, the form of CCT's debt as well as the quantum and interest rate(s) thereof have yet to be finalised. Readers of this Appendix 2 as well as all prospective investors in CCT Units should read the Introductory Document when it is available for further information about CCT's indebtedness.

Distribution of at least 90.0% of taxable income, with the initial level of distribution set at a conservative 95.0% of taxable income

It is intended that for Projection Period 2004 and Projection Year 2005, CCT will distribute 95.0% of its taxable income to Unitholders. Thereafter, it is intended that CCT will distribute at least 90.0% of its taxable income, with the actual level of distribution to be determined at the Manager's discretion.

Setting the initial distribution policy of CCT at 95.0% of taxable income rather than 100.0% provides CCT with additional financial flexibility, enhanced cash flow management for working capital purposes and the ability to fund unexpected capital expenditure.

Distribution of taxable income free of tax at source for Qualifying Unitholders

The Manager has sought and obtained a tax ruling (the "Tax Ruling") from the Inland Revenue Authority of Singapore (the "IRAS") that CCT's distributions to Unitholders who are tax resident Singapore citizens and permanent residents, tax resident Singapore-incorporated companies, bodies of persons registered or constituted in Singapore (for example, town councils, statutory boards, registered charities, registered co-operative societies, registered trade unions, management corporations, clubs and trade and industry associations) or a Singapore branch of a foreign company which has presented a letter of approval from IRAS granting a waiver from tax deducted at source in respect of distributions from CCT (collectively, the "Qualifying Unitholders") be taxed at the level of the Qualifying Unitholders at their applicable income tax rates rather than at the CCT level. Distributions made to all other Unitholders will be subject to tax deducted at source at the prevailing corporate tax rate, which is currently 22.0%.

Overview of CapitaCommercial Trust's Property Portfolio

On the Listing Date, CCT will own a diversified portfolio of seven properties comprising an aggregate net lettable area of approximately 169,080 sq m. As at 31 December 2003, the Properties had 234 tenants and, based on committed leases, an occupancy rate of 94.9% across the portfolio (compared to the market occupancy rate of 82.1%), reflecting the quality of CCT's initial portfolio of properties.

Valuation

Knight Frank Pte Ltd, the Independent Valuer, valued the Properties at S$2,018.5 million as at 31 December 2003.

Summary Property Statistics

The following table sets out certain information with respect to each of the Properties as at 31 December 2003:

Property	Net lettable area	Occupancy based on committed leases	Property income for the year ended 31 December 2003		Appraised value	Percentage of aggregate appraised value	Land lease expiry
	(sq m)	(%)	(S$ million)	(%)	(S$ million)	(%)	(Year)
Capital Tower	68,997	100.0	47.3	39.4	793.9	39.3	2094
6 Battery Road	45,938	91.2	33.7	28.1	675.2	33.5	2825
Starhub Centre	25,889	100.0	14.4	12.0	266.1	13.2	2095
Robinson Point	12,368	72.6	7.5	6.3	119.8	5.9	Freehold
Bugis Village	10,729	89.9	6.5	5.4	56.5(1)	2.8	2088(1)
Golden Shoe Car Park	3,457(2) (+1,067 car park lots)	100.0	6.9	5.8	72.1	3.6	2081
Market Street Car Park	1,702(3) (+800 car park lots)	100.0	3.6	3.0	34.9	1.7	2073
Total/average	169,080	94.9	119.9	100.0	2,018.5	100.0	

Notes:

(1) Takes into account the right of the President of the Republic of Singapore, as lessor under the State Lease, to terminate the lease on 1 April 2019. As at the date of this Announcement, the Manager is not aware of any intention on the part of the lessor to exercise such right.

(2) Excluding the space on the second and third storeys granted to the Ministry of the Environment of Singapore for use as a food centre. Additionally, the building has 1,067 car park lots which do not form part of the building's net lettable area.

(3) Additionally, the building has 800 car park lots which do not form part of the building's net lettable area.

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The Properties provide investors with exposure to a diversified portfolio of income-producing Commercial Properties in prime locations:

Key Portfolio Statistics and Details


Market Street Car Park 3.1%
Golden Shoe Car Park 5.8%
Bugis Village 6.3%
Robinson Point 4.6%
Starhub Centre 12.4%
Capital Tower 38.9%
6 Battery Road 28.9%


Golden Shoe Car Park 2.1%
Market Street Car Park 1.0%
Bugis Village 6.3%
Robinson Point 7.3%
Starhub Centre 15.3%
Capital Tower 40.8%
6 Battery Road 27.2%

The Properties have a diverse mix of 234 international and local tenants (as at 31 December 2003) operating in a variety of industries, as shown below:


Telecommuni-cations 4.8%
Legal 4.3%
Education 2.0%
Car park 4.9%
Real estate & property services 5.2%
Food & beverages 5.6%
Government & government-linked offices 12.0%
Others 13.0%
Banking, insurance & financial services 34.0%
IT services & consultancy/ internet trading 14.2%

Total monthly gross rent* for the month ended 31 December 2003 = S$8,999,109

* Including car park income from Golden Shoe Car Park and Market Street Car Park

Tenant	Net Lettable Area (sq m)
Government of Singapore Investment Corporation Pte Ltd	26,422
Cisco Systems (USA) Pte Ltd	15,166
JPMorgan Chase Bank	14,185
Standard Chartered Bank	12,066
Starhub Pte Ltd	7,702
Mizuho Corporate Bank, Ltd	6,039
CapitaLand group	5,504
Nomura Singapore Ltd	4,955
Intel Technology Asia Pte Ltd	3,549
BHP Billiton Marketing Asia Pte Ltd	1,844

Performance Statistics

The following graph sets out pro forma information on the property income and net property income derived from the Properties for the years ended 31 December 2001, 2002 and 2003:



Pro Forma CCT Property Income and
Net Property Income for 2001 to 2003
140
120
100
80
60
40
20
0
Annual Income in S$ million
108.5
79.4
118.4
94.0
119.9
94.7
2001
2002
2003
Year Ended 31 December
Property Income
Net Property Income

Tenant Profile

The major tenants in the Properties comprise mainly foreign financial institutions, multinational and local corporations, a Government investment corporation, legal and information technology services companies as well as CapitaLand and its wholly-owned subsidiary, CapitaLand Commercial Limited. The 10 largest tenants in the Properties (as listed in the table below) together accounted for 60.0% of the portfolio gross rent for the month ended 31 December 2003 and 57.7% of the total net lettable area of the Properties as at 31 December 2003.

The Properties benefit from a diverse tenant base and for the month ended 31 December 2003, no more than 35.8% of the total gross rent was derived from tenants in any one business sector.

The table below sets out information on the 10 largest tenants of the Properties (in terms of net lettable area) as at 31 December 2003:

Tenant	Property	Business sector	Expiry date	Net lettable area[(1)] (sq m)	Percentage of total net lettable area[(1)] (%)
Government of Singapore Investment Corporation Pte Ltd	Capital Tower	Government and government-linked offices	Jan 2008	26,422	15.6
Cisco Systems (USA) Pte Ltd	Capital Tower	IT services and consultancy/ Internet trading	Feb 2004	15,166	9.0
JPMorgan Chase Bank	Capital Tower	Banking, insurance and financial services	Dec 2007	14,185	8.4
Standard Chartered Bank	6 Battery Road	Banking, insurance and financial services	Oct 2004, Jan 2005 and Jan 2020[(2)]	12,066	7.1
Starhub Pte Ltd	Starhub Centre	Telecommunications	Feb 2004[(3)] and Sep 2004	7,702	4.6
Mizuho Corporate Bank, Ltd	Capital Tower	Banking, insurance and financial services	Jun 2006	6,039	3.6
CapitaLand group[(4)]	Capital Tower/ Robinson Point	Real estate and property services	Jul 2006 and Jun 2008[(5)]	5,504	3.3
Nomura Singapore Ltd	6 Battery Road	Banking, insurance and financial services	May 2005	4,955	2.9

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Intel Technology Asia Pte Ltd	Starhub Centre	IT services and consultancy/ Internet trading	Apr 2005	3,549	2.1
BHP Billiton Marketing Asia Pte Ltd	Capital Tower	Banking, insurance and financial services	Nov 2005	1,844	1.1
			Subtotal	97,432	57.7
Remaining tenants				71,648	42.3
			Total	169,080	100.0

Notes:
(1) As at 31 December 2003.
(2) 7 sq m will expire in October 2004, 46 sq m will expire in January 2005 and 12,013 sq m will expire in January 2020 (subject to rent review to open market rental value every three years during the term of the lease).
(3) 7,196 sq m expiring in February 2004 have been renewed for another five years until February 2009.
(4) Refers to CapitaLand and CapitaLand Commercial Limited as tenants in Capital Tower and Robinson Point, respectively.
(5) CapitaLand's lease (1,842 sq m) will expire in July 2006 and CapitaLand Commercial Limited's lease (3,662 sq m) will expire in June 2008.

Expiries and Renewals

Most of the tenancies for the Properties are for tenancy periods of up to three years with an option to renew for a further two to three years, which is consistent with the general practice in the Singapore property market. Shorter or longer term leases may be given on a case-by-case basis.

The table below sets out information on the renewal rate of existing leases for the Properties for the years ended 31 December 2001, 2002 and 2003:

Years ended 31 December	Number of leases expired	Net lettable area of expired leases (sq m)	Number of expired leases renewed	Total renewed net lettable area (sq m)	Renewal rate by number of leases (%)	Renewal rate by expired leased area (%)
2001	93	15,233	67	9,622	72.0	63.2
2002	82	18,899	49	13,181	59.8	69.7
2003	119	28,435	81	20,632	68.1	72.6
Total/Average	294	62,567	197	43,435	67.0	69.4

The table below sets out details of expiries in respect of the tenancies for the Properties which, as at 31 December 2003, are scheduled to take place during the periods indicated:

	Total number of leases expiring	Net lettable area of leases expiring (sq m)	Expiring leases as a percentage of net lettable area (%)	Monthly gross rent of expiring leases (S$)	Expiring leases as a percentage of gross rent (%)
1 May 2004 to 31 December 2004	50	11,212	6.6	675,075	7.9
1 January 2005 to 31 December 2005	102[(1)]	30,331	17.9	1,741,504	20.3
1 January 2006 to 31 December 2006	84[(1)]	26,462	15.7	1,700,675	19.9
Total	236	68,005	40.2	4,117,254	48.1

Note:
(1) Assuming that the options for leases expiring in the earlier period(s) set out in this table are not exercised.

82-4507

Pro Forma Financial Information

The following tables present the pro forma consolidated Statements of Total Return for CCT for each of the years ended 31 December 2001, 2002 and 2003, the pro forma consolidated cash flow statement for the year ended 31 December 2003 and the pro forma consolidated balance sheet as at 31 December 2003.

The objective of the pro forma financial information is to show what the financial results, cash flows and financial position might have been had CCT existed at an earlier date. However, the pro forma financial information of CCT is not necessarily indicative of the financial results and cash flows of the operations or the financial position that would have been attained had CCT actually existed earlier.

Pro Forma Consolidated Statements of Total Return

	Year ended 31 December		
	2001 (S$'000)	2002 (S$'000)	2003 (S$'000)
Property income	108,570	118,450	119,941
Property expenses	(29,127)	(24,435)	(25,191)
Net property income	79,443	94,015	94,750
Other income	54	59	60
Manager's management fees	(5,096)	(5,861)	(5,900)
Trust expenses	(2,057)	(2,057)	(2,057)
Borrowing costs	(19,520)	(19,520)	(19,520)
Net investment income before tax	52,824	66,636	67,333
Income tax expenses	(652)	(737)	(749)
Net investment income after tax	52,172	65,899	66,584

Pro Forma Consolidated Cash Flow Statement

	Year ended 31 December 2003 Pro forma (S$'000)
Operating activities	
Net investment income before tax	67,333
Adjustments for:	
Interest income	(60)
Borrowing costs	19,520
Depreciation of plant and equipment	158
Plant and equipment written off	377
Operating income before working capital changes	87,328
Changes in working capital:	
Trade and other receivables	(2,749)
Trade and other payables	382
Cash used in operations	(2,367)
Income tax expense paid	(749)
Cash flows from operating activities	84,212
Investing activities	
Interest received	60
Purchase of plant and equipment	(448)
Cash flows from investing activities	(388)
Financing activities	
Distribution to Unitholders	(64,719)
Proceeds from bank loans	713
Borrowing costs paid	(19,520)
Cash flows from financing activities	(83,526)
Net increase in cash and cash equivalents	298
Cash and cash equivalents at beginning of the year	23,690
Cash and cash equivalents at end of the year	23,988

Reconciliation of net investment income to taxable income available for distribution

Net investment income before tax	67,333
Net effect of non-tax deductible / (chargeable) items	792
Taxable income available for distribution to Unitholders	68,125
Distributed based on payout of 95.0% of taxable income	64,719

Pro Forma Consolidated Balance Sheet

	As at 31 December 2003 Pro forma (S$'000)
Current assets	
Cash	23,988
Trade and other receivables[(1)]	11,224
Total current assets	**35,212**
Non-current assets	
Plant and equipment	447
Investment properties[(2)]	2,039,216
Total non-current assets	**2,039,663**
Total assets	**2,074,875**
Current liabilities	
Trade and other payables[(3)]	(26,619)
Total current liabilities	**(26,619)**
Non-current liabilities	
Security deposits	(8,599)
Borrowings	(570,000)
Total non-current liabilities	**(578,599)**
Total liabilities	**(605,218)**
Net assets	**1,469,657**
Unitholders' funds	
Units in issue	1,483,345
Establishment and issue expenses[(4)]	(11,000)
Incidental acquisition costs[(5)]	(2,688)
Total Unitholders' funds	**1,469,657**
Number of CCT Units in issue ('000)	**839,117**
Net asset value per CCT Unit	**S$1.75**

Notes:

(1) Trade and other receivables comprise rental receivables, miscellaneous receivables, utility and other deposits.

(2) Includes capitalised stamp duty, tax and other related acquisition costs of S$20.7 million.

(3) Trade and other payables comprise tenant and security deposits, rental received in advance, creditors and accruals.

(4) Establishment and issue expenses comprise estimated listing and perusal fee of S$0.3 million, professional and other fees of S$9.5 million and miscellaneous expenses of S$1.2 million incurred for the establishment of CCT.

(5) Costs incidental to the acquisition of the companies which own Capital Tower, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park written-off to the Statement of Total Return.

Profit Projections

Statements contained in this Profit Projections section that are not historical facts may be forward-looking statements. Such statements are based on the assumptions set forth in this section and are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Under no circumstances should the inclusion of such information herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by the Manager or any other person, nor that these results will be achieved or are likely to be achieved. Readers of this Appendix 2 and all prospective investors in CCT Units are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of this Announcement.

The following table sets forth CCT's projected net investment income for Projection Period 2004 and the projected net investment income for Projection Year 2005. The financial year-end of CCT is 31 December. CCT's first accounting period will be for the period from 6 February 2004 (being the date of its establishment) to 31 December 2004. The profit projections are based on the assumptions set out below. The assumptions have been reviewed by KPMG Corporate Finance Pte Ltd and the computations have been checked by KPMG. The profit projections should be read together with the reports set out in Annexures A and B to this Appendix 2, "Expert's Report on the Assumptions for Projection 2004 and Projection 2005" and "Independent Accountant's Report on Projection 2004 and Projection 2005" as well as the assumptions and the sensitivity analysis set out below.

Projected Statements of Total Return

	1 May 2004 to 31 December 2004 (S$'000)	**Year ending 31 December 2005 (S$'000)**
Gross rent	62,429	90,209
Car park income	5,567	8,579
Other income	2,544	3,876
Property income	**70,540**[1]	**102,664**[2]
Property tax	(5,499)	(7,610)
Property management fees	(1,540)	(2,244)
Other property expenses	(13,694)	(20,264)
Property expenses	**(20,733)**	**(30,118)**
Net property income	**49,807**[1]	**72,546**
Manager's management fees	(3,191)	(4,730)
Trust expenses	(1,973)	(2,058)
Borrowing costs	(13,439)	(19,867)
Interest income	55	49
Net investment income before tax	**31,259**	**45,940**
Net effect of non-tax deductible / chargeable items[3]	**266**	**1,160**

Taxable income available for distribution to Unitholders	**31,525**	**47,100**
Distribution to Unitholders[4]	**29,949**	**44,745**
Number of CCT Units in issue ('000)	**839,117**	**839,563[5]**
Distribution per CCT Unit (cents)	**3.57**	**5.33**
Annualised distribution per CCT Unit (cents)	**5.33**	**5.33**

Notes:

(1) The projected property income and projected net property income for the full year ending 31 December 2004 are S$107.4 million and S$76.2 million, respectively (see "Revenue and Income Contribution of Individual Properties" below).

(2) The decline in property income in Projection Year 2005 as compared to the projected property income for the year ending 31 December 2004 of S$107.4 million is due to (a) a higher percentage of leases due for renewal/rent review at lower gross rent at 6 Battery Road in 2005 (involving 47.0% of the net lettable area of the building) as compared to Projection Period 2004 (involving 7.1% of the net lettable area of the building); and (b) the full-year impact of the projected lease renewals at Starhub Centre in Projection Period 2004 at lower gross rent (involving 5.0% of the net lettable area of the building).

(3) These include non-tax deductible expenses relating to the portion of the Manager's management fees which are payable in the form of CCT Units, depreciation and other expenses which are non-deductible for tax purposes.

(4) Based on a payout of 95.0% of taxable income.

(5) The increase in the number of CCT Units in issue is a result of the assumed payment of 16.7% of the Manager's Performance Fee for the relevant period in the form of CCT Units (see "(V) Manager's Management Fees" below).

None of CCT, the Manager, the Trustee or CapitaLand guarantees the performance of CCT or the payment of any dividends, or any particular return on CCT Units.

Revenue and Income Contribution of Individual Properties

The projected contribution of each Property in CCT's initial portfolio of seven properties to property income is as follows:

Property	Contribution to property income projected for 1 May 2004 to 31 December 2004		Contribution to property income projected for the year ending 31 December 2004		Contribution to property income projected for the year ending 31 December 2005	
	(S$'000)	(%)	(S$'000)	(%)	(S$'000)	(%)
Capital Tower	26,159	37.1	40,307	37.5	42,028	40.9
6 Battery Road	21,548	30.5	32,290	30.0	27,230[1]	26.5
Starhub Centre	7,814	11.1	12,215	11.4	10,415[2]	10.1
Robinson Point	3,397	4.8	5,135	4.8	5,915	5.8
Bugis Village	4,801	6.8	7,172	6.7	6,958	6.8

Golden Shoe Car Park	4,482	6.4	6,740	6.3	6,662	6.5
Market Street Car Park	2,339	3.3	3,525	3.3	3,456	3.4
Property Income	70,540	100.0	107,384(3)	100.0	102,664	100.0

Notes:

(1) The decline in the contribution of 6 Battery Road to property income is due to a higher percentage of leases due for renewal/rent review at lower gross rent in 2005 (involving 47.0% of the net lettable area of the building) as compared to Projection Period 2004 (involving 7.1% of the net lettable area of the building).

(2) The decline in the contribution of Starhub Centre to property income is due to the full-year impact of the projected lease renewals at Starhub Centre in 2004 at lower gross rent (involving 5.0% of the net lettable area of the building for Projection Period 2004).

(3) The decline in property income for the year ending 31 December 2004 as compared to the property income for the year ending 31 December 2003 (see "Pro Forma Financial Information – Pro Forma Consolidated Statements of Total Return" above) is due to the full impact of the lower rental rates achieved for all committed leases as at 31 December 2003 as well as the assumptions of lower rental rates and a lower occupancy rate of 89.0%.

The projected contribution of each Property in CCT's initial portfolio of seven properties to net property income is as follows:

Property	**Contribution to net property income projected for 1 May 2004 to 31 December 2004**		**Contribution to net property income projected for the year ending 31 December 2004**		**Contribution to net property income projected for the year ending 31 December 2005**	
	(S$'000)	**(%)**	**(S$'000)**	**(%)**	**(S$'000)**	**(%)**
Capital Tower	17,915	36.0	27,915	36.6	29,555	40.7
6 Battery Road	15,720	31.6	23,561	30.9	19,406	26.7
Starhub Centre	5,555	11.1	8,741	11.5	6,935	9.6
Robinson Point	2,039	4.1	3,120	4.1	3,998	5.5
Bugis Village	3,631	7.3	5,399	7.1	5,358	7.4
Golden Shoe Car Park	3,247	6.5	4,869	6.4	4,844	6.7
Market Street Car Park	1,700	3.4	2,575	3.4	2,450	3.4
Net property income	49,807	100.0	76,180(1)	100.0	72,546	100.0

Notes:

(1) The decline in net property income for the year ending 31 December 2004 as compared to the net property income for the year ending 31 December 2003 (see "Pro Forma Financial Information – Pro Forma Consolidated Statements of Total Return" above)is due to the assumptions of lower

rental rates, a lower occupancy rate of 89.0%, no granting of property tax rebate and increased cyclical maintenance expenses.

Assumptions

The Manager has prepared the profit projections for Projection Period 2004 and Projection Year 2005 based on the hypothetical assumptions listed below. The Manager considers these hypothetical assumptions to be appropriate and reasonable as at the date of this Announcement. However, readers of this Appendix 2 and all prospective investors in CCT Units should consider these assumptions as well as the profit projections and make their own assessment of the future performance of CCT.

(I) Property Income

Property income comprises (a) gross rent; (b) car park income; and (c) other income earned from the Properties, including licence fees, recoveries from tenants for utilities and other services as well as other miscellaneous income (including turnover rent, if any) earned from the Properties. A summary of the assumptions which have been used in calculating the property income is set out below:

(a) **Gross Rent**

Gross rent consists of base rental income (after rent rebates, where applicable, but excluding turnover rent) and tenant service charge. Rents paid under CCT's lease agreements are generally fixed for a period of three years, which is consistent with the usual market practice in Singapore. Some of the larger leases contain a provision for capping of rent upon lease renewal. The tenant service charge component of gross rent is a contribution paid by tenants towards the property expenses of the relevant Property.

The Manager has used the following process to project the gross rent for the period following the expiry of a committed lease:

- The Manager has assessed the market rent for each lettable area at each of the Properties as at 31 December 2003. The market rent is the rent which the Manager believes could be achieved if each lease was renegotiated as at 31 December 2003 and is estimated with reference to gross rent payable pursuant to comparable leases for tenancies that have recently been negotiated, the effect of competing Commercial Properties, assumed tenant retention rates on lease expiry, likely market conditions, inflation levels and tenant demand levels.

- If a committed lease expires in Projection Period 2004 or Projection Year 2005, the Manager has assumed that the gross rent (comprising the base rent and tenant service charge) payable under the new lease or lease renewal or payable pursuant to rent review will be determined as follows:

	Projected rates for Projection Period 2004	**Projected rates for Projection Year 2005**
Gross rent	5.0% decline over the average market rent[(1)] of comparable properties as at 31 December 2003	Flat growth over projected 2004 gross rents

Note:
(1) "Average market rent" is the average market rental range of comparable properties in each micro-market.

(i) Base rental income

The base rental income is based on the rents payable by the tenants under the leases (after rent rebates, where applicable, but excluding turnover rent). For Projection Period 2004 and Projection Year 2005, the Manager has projected that the base rental income will be S$49.1 million and S$69.0 million, respectively. Approximately S$44.8 million (91.2%) and S$48.1 million (69.7%), respectively, of such projected base rental income is attributable to committed leases as at 31 December 2003.

(ii) Tenant Service Charge

The tenant service charge is a contribution paid by tenants towards the property expenses of each Property. For Projection Period 2004 and Projection Year 2005, the Manager has projected that the tenant service charge will be S$13.3 million and S$21.2 million respectively. Approximately S$11.7 million (88.0%) and S$13.8 million (65.1%), respectively, of such projected tenant service charge is attributed to committed leases as at 31 December 2003.

In order to project tenant service charge, the Manager has, in the first instance, used tenant service charge payable under committed leases. If a committed lease expires in Projection Period 2004 or Projection Year 2005, the Manager has assumed the tenant service charge payable under the new lease or lease renewal or payable pursuant to rent review will be the same as the amount payable under the existing committed leases.

(iii) Renewals and occupancy rate

6.6% (11,212 sq m) of the aggregate net lettable area of the Properties is due for renewal in Projection Period 2004 and 18.0% (30,500 sq m) of aggregate net lettable area of the Properties is due for renewal in Projection Year 2005. In addition, 7.1% of the aggregate net lettable area of the Properties, relating to Standard Chartered Bank's lease at 6 Battery Road (12,059 sq m), will be due for rent review in Projection Year 2005. It has been assumed that 38.3% and 73.8% of the net lettable areas of the leases up for renewal will be renewed during Projection Period 2004 and Projection Year 2005, respectively. Such assumption has taken into account tenants who have expressed an intention not to renew their leases. The vacancy allowance for all new leases projected for Projection Period 2004 and Projection Year 2005 is assessed on a lease-by-lease basis. The vacancy allowance period generally ranges from three to six months depending on the size and location of the individual premises.

The Manager believes that these assumptions are appropriate for the following reasons:

- in respect of all the leases of the Properties that became due for renewal during the year ended 31 December 2003, an average of approximately 72.6% of leases by the aggregate net lettable area of such expiring leases were renewed;
- a higher percentage of leases are due for renewal in Projection Year 2005 (18.0% of the aggregate net lettable area of the Properties); and
- the weighted average occupancy level of the Properties for the year ended 31 December 2003 was 92.3% and is broadly consistent with the projected portfolio average occupancy detailed below.

Projected portfolio average occupancy	Projection Period 2004 (%)	Projection Year 2005 (%)
Capital Tower	91.3[(1)]	100.0
6 Battery Road	88.6	89.3
Starhub Centre	86.9	85.4
Robinson Point	78.0	92.0[(2)]
Bugis Village	87.4	83.1
Golden Shoe Car Park[(3)]	99.9	96.9
Market Street Car Park[(4)]	93.0	90.1
Average	88.9	93.0

Notes:

(1) A lower average occupancy is projected for Projection Period 2004 as Cisco Systems (USA) Pte Ltd at Capital Tower has indicated that it will be renewing only 7,509 sq m out of its current total leased area of 15,166 sq m (expiring in February 2004).

(2) A higher occupancy is projected for Robinson Point in 2005 due to a smaller leased area (10.9% of the building's net lettable area) due for renewal. In addition, new leases of 2,378 sq m are projected for Projection Period 2004.

(3) Percentages refer to the projected average occupancy rates of the retail and office components of the building.

(4) Percentages refer to the projected average occupancy rates of the retail component of the building.

(b) **Car park income**

Car park income includes income accruing from or resulting from the operation of the car parking facilities in the Properties. For Golden Shoe Car Park and Market Street Car Park, the Manager has projected flat growth for Projection Period 2004 after assessing the performance of the car park operations and the car park income earned from these two properties during the year ended 31 December 2003. For Projection Year 2005, the Manager has projected a 2.0% growth over the 2004 projected car park income for these two properties. The 2.0% growth rate takes into account the expected improvement in economic outlook for Projection Year 2005.

The projected car park income earned from the remaining Properties with car parking facilities (namely, Capital Tower, 6 Battery Road, Starhub Centre and Robinson Point) for Projection Period 2004 and Projection Year 2005 varies roughly in proportion to the average occupancy levels projected for the said Properties.

The Manager has projected total car park income for the Properties to be approximately S$5.6 million for Projection Period 2004 and S$8.6 million for Projection Year 2005.

(c) **Other income**

Other income includes licence fees, tenant recovery, income from air-conditioning and utilities charges and other miscellaneous income.

The Manager has projected a licence fee income of S$0.3 million for Projection Period 2004 and S$0.4 million for Projection Year 2005.

In respect of other income (*i.e.* excluding licence fees), the Manager has projected flat growth for Projection Period 2004; and for Projection Year 2005, the Manager has projected a 2.0% growth over the 2004 projection. The projection has taken into consideration the expected improvement in economic outlook for Projection Year 2005. The projected amounts of such other income for Projection Period 2004 and Projection Year 2005 are S$2.2 million and S$3.5 million, respectively.

(II) Property Expenses

Property expenses consist of property tax, the Property Manager's property management fees and other property expenses (comprising utilities expenses, reimbursements of salaries and related expenses, marketing expenses, repairs and maintenance expenses, general and administrative expenses as well as other miscellaneous expenses relating to CCT's properties). A summary of the assumptions which have been used in calculating the property expenses is set out below:

(a) **Property tax**

It has been assumed that property tax will remain at 10.0% of the base rental income for each of the Properties and adjustment will be made for the tax payable for new tenancies where fitting-out periods are granted (applicable for Properties assessed on a lease-by-lease basis).

The Manager has projected that the property tax will remain at 10.0% of the car park income (after allowing for deductible car park operating expenses) for each of the Properties.

It has also been assumed that no property tax rebate will be given by the tax authorities.

(b) **Property management fees**

The Property Manager's property fees are based on 3.0% per annum of CCT's net property income before the Property Manager's property management fees.

(c) **Other property expenses**

An individual assessment has been made of the other property expenses for each of the Properties for Projection Period 2004 and Projection Year 2005 having regard to the actual historical operating expenses for the year ended 31 December 2003.

The average growth rate of certain components of other property expenses for the portfolio of the Properties compounded on an annual basis is detailed below:

	Projection Period 2004 (%)	Projection Year 2005 (%)
Utilities expenses and repairs and maintenance expenses (excluding cyclical maintenance and costs of tenancy works)...................................	4.7	3.4
Reimbursements of salaries and related expenses...	1.5	3.0

The utilities expenses and repairs and maintenance expenses (excluding cyclical maintenance expenses and costs of tenancy works, *i.e.* all costs associated with the partition of space for leasing purposes) for Projection Period 2004 and Projection Year 2005 are projected at S$9.0 million and S$14.0 million, respectively.

The cyclical maintenance expenses (to cover irregular works such as façade painting/cleaning and certain repairs) and costs of tenancy works for Projection Period 2004 and Projection Year 2005 are projected at S$1.1 million and S$0.7 million, respectively.

Marketing expenses

Included within the other property expenses for the Properties are the projected marketing expenses of approximately S$0.9 million and S$1.5 million for Projection Period 2004 and Projection Year 2005, respectively. The projections are based on the projected leasing activities for renewal and new leases as well as the estimate of the projected advertising and promotion and tenant management programme expenses.

Bad and doubtful debts

Included within the other property expenses for the Properties is an allowance of S$0.2 million and S$0.3 million for bad and doubtful debts for Projection Period 2004 and Projection Year 2005, respectively. In assuming this allowance, the Manager had regard to the actual historical bad and doubtful debts during the period 2000 to 2003.

(III) Interest Income

It has been assumed that the amount of interest earned on CCT's cash will be 0.25% per annum for Projection Period 2004 and Projection Year 2005.

(IV) Borrowing costs

It is currently assumed that at the Listing Date, CCT will have an initial level of indebtedness of S$570.0 million and that the borrowing costs payable on such borrowings will be a blended rate of 3.49%. As at the date of this Announcement, the form of CCT's debt as well as the quantum and interest rate(s) thereof have yet to be finalised. Readers of this Appendix 2 as well as all prospective investors in CCT Units should read the Introductory Document when it is available for further information about CCT's indebtedness.

(V) Manager's Management Fees

The Manager is entitled to a Base Fee of 0.1% per annum of the value of the Deposited Property payable quarterly in arrears and an annual Performance Fee of 5.25% per annum of CCT's net investment income before the Manager's management fees and non-operating income such as gains on disposal or revaluation of properties, also payable quarterly in arrears.

To further enhance the stability of CCT's distributions, the Manager has agreed to receive such proportion of its management fees in respect of Projection Period 2004 and Projection Year 2005 as would be required to support, to the extent possible, the projected distributions during the said periods, in the form of CCT Units (rather than cash).

To arrive at the projected distribution for Projection Period 2004, it has been assumed that the Manager's management fees will be paid in cash and to arrive at the projected distribution for Projection Year 2005, it has been assumed that the

Manager's management fees will be paid in a combination of cash (83.3%) and CCT Units (16.7%).

(VI) Trust Expenses

Trust expenses comprise recurring operating expenses such as the Trustee's fee, annual listing fees, registry fees, accounting, audit and tax advisory fees, valuation fees, costs associated with the preparation and distribution of reports to Unitholders, investor communication costs and other miscellaneous expenses relating to CCT.

The Trustee's fee is 0.0125% per annum of the value of the Deposited Property, subject to a minimum of S$8,000 per month, excluding out-of-pocket expenses and GST. The fee is accrued monthly and paid quarterly in arrears.

(VII) Capital Expenditure

An allowance for the projected capital expenditure for improvement works has been included based on the Manager's assessment and on engineering audit reports obtained by the Manager. It has been assumed that the capital expenditure will be funded primarily through cash flow from operations and/or further borrowings. Capital expenditure incurred is capitalised as part of the value of the relevant Property and has no impact on the Statement of Total Return or distributions other than the interest incurred on borrowings, depreciation expense and capital allowances claimed.

While there are no material deferred capital maintenance obligations outstanding, the expenditure with respect to improvement works at the Properties is projected as follows:

	Projection Period 2004 (S$'000)	Projection Year 2005 (S$'000)
Improvements works	4,448	2,334

The primary components of this projected capital expenditure are as follows:

- For Projection Period 2004, (i) S$0.3 million at Golden Shoe Car Park for upgrading of lifts, the car park entrance and exhaust fan and the fire/security system; (ii) S$1.8 million at Starhub Centre for the conversion of the food court to office units and the existing retail space to food and beverage outlets as well as for upgrading of the cargo lifts; (iii) S$1.3 million at 6 Battery Road for the creation of executive toilets, enhancement of security systems and miscellaneous building works; (iv) S$0.2 million at Bugis Village for upgrading of the electrical system and building works; (v) S$0.1 million at Robinson Point for energy saving measures; (vi) S$0.6 million at Capital Tower for upgrading of glass in the lobby and the security system; and (vii) S$0.1 million at the rest of the Properties for other miscellaneous works.
- For Projection Year 2005, (i) S$0.3 million at Golden Shoe Car Park for upgrading of the perimeter corridor and the electrical switchboards; (ii) S$0.2 million at Market Street Car Park for upgrading of the lifts and installation of new water pipes; (iii) S$1.4 million at 6 Battery Road for lift upgrading and miscellaneous building works; and (iv) S$0.4 million at the rest of the Properties for other miscellaneous works.

(VIII) Distribution Reinvestment Arrangement

The trust deed constituting CCT ("Trust Deed") will allow the Manager, where appropriate, the option of activating an arrangement whereby Unitholders may elect to re-invest all or part of their distribution entitlement in return for an issue of

additional CCT Units. It has been assumed that the Manager will not activate the distribution reinvestment arrangement for Projection Period 2004 and Projection Year 2005.

(IX) Establishment and Issue Expenses

The costs associated with the establishment of CCT and the issue of CCT Units will be paid for by CCT on or before the Listing Date. These costs are charged against unitholders' funds in the balance sheet and have no impact on the Statement of Total Return or distributions.

(X) Properties

CCT's portfolio of seven properties will be acquired at their independent aggregate appraised values. It is assumed that the Properties will be revalued annually, commencing from 2004. For the purposes of the profit projections, the Manager has assumed an increase in the value of the Properties to the extent of the assumed capital expenditure described in paragraph (VII) above for each of the years in question.

The Manager has made an assumption that the value of the Properties (except for the effect of the additional capital expenditure) will, until 31 December 2005, remain at the amounts at which they were valued as at 31 December 2003.

Any subsequent write-down of the values of the Properties will not affect the projected distributions per CCT Unit for Projection Period 2004 and Projection Year 2005 because CCT's distributions are based on taxable income, which excludes appreciation and depreciation upon revaluation of the Properties.

(XI) Accounting Standards

The Manager has assumed no change in applicable accounting standards or other financial reporting requirements that may have a material effect on the projected net investment income.

Significant accounting policies adopted by the Manager in the preparation of the profit projections are set out in Annexure C to this Appendix 2.

(XII) Other Assumptions

The Manager has made the following additional assumptions in preparing the profit projections for Projection Period 2004 and Projection Year 2005:

- that the property portfolio remains unchanged throughout the periods;
- that no further capital will be raised during the periods;
- that there will be no change in taxation legislation or other applicable legislation;
- that, after it is received, there will be no change to the Tax Ruling;
- that all leases and licences are enforceable and will be performed in accordance with their terms (with allowances for bad and doubtful debts); and
- that 95.0% of the taxable income will be distributed.

Sensitivity Analysis

The projected distributions included in this Appendix 2 are based on a number of assumptions that have been outlined above.

Readers of this Appendix 2 and all prospective investors in CCT Units should be aware that future events cannot be predicted with any certainty and deviations from the figures projected in this Appendix 2 are to be expected. To assist readers of this Appendix 2 and all prospective investors in CCT Units in assessing the impact of these assumptions on the profit projections, a series of tables demonstrating the sensitivity of the distribution per CCT Unit ("DPU") to changes in the principal assumptions are set out below. For example, the sensitivity analysis below assumes that the Manager's management fees will be paid in a certain combination of cash (83.3%) and CCT Units (16.7%) (see paragraph (V) above) for Projection Year 2005. As the Manager has agreed to receive such proportion of its management fees in respect of Projection Year 2005 as would be required to support, to the extent possible, the projected distributions during the said periods, in the form of CCT Units (rather than cash), such support provided by the Manager may lessen or offset the impact of a decrease in gross rent, an increase in property expenses and/or an increase in borrowing costs.

The sensitivity analysis is intended to provide a guide only and variations in actual performance could exceed the ranges shown. Movement in other variables may offset or compound the effect of a change in any variable beyond the extent shown.

Gross Rent

Changes in the gross rent will impact the net property income of CCT and, consequently, the DPU. The assumptions for gross rent have been set out earlier in this section. The effect of variations in the gross rent on the DPU is set out below:

	Impact on DPU pursuant to changes in gross rent					
	Projection for 1 May 2004 to 31 December 2004			Projection for the year ending 31 December 2005		
Gross rent	Increase/ (decrease) (cents)	DPU (cents)	Change (%)	Increase/ (decrease) (cents)	DPU (cents)	Change (%)
5.0 % below base case[1]	(0.02)	3.55	(0.56)	(0.13)	5.20	(2.44)
Base case[2]	-	3.57	-	-	5.33	-
5.0 % above base case[1]	0.02	3.59	0.56	0.13	5.46	2.44

Notes:

(1) Sensitivity analysis has been carried out on the gross rent of the uncommitted leases.

(2) DPU as shown in the projected Statements of Total Return.

Property Expenses

Changes in total property expenses (excluding property tax and the Property Manager's property management fees) will impact the net property income of CCT and, consequently, the DPU. The assumptions for property expenses have been set out earlier in this Appendix 2. The effect of variations in total property expenses on the DPU is set out below:

82-4567

Property expenses	Impact on DPU pursuant to changes in property expenses					
	Projection for 1 May 2004 to 31 December 2004			Projection for the year ending 31 December 2005		
	Increase/ (decrease) (cents)	DPU (cents)	Change (%)	Increase/ (decrease) (cents)	DPU (cents)	Change (%)
10.0% below base case[1]	0.01	3.58	0.28	0.02	5.35	0.38
Base case[2]	-	3.57	-	-	5.33	-
10.0% above base case[3]	(0.01)	3.56	(0.28)	(0.02)	5.31	(0.38)

Notes:

(1) Implies a decrease of 10.0% in total property expenses (excluding property tax and the Property Manager's property management fees).

(2) DPU as shown in the projected Statements of Total Return.

(3) Implies an increase of 10.0% in total property expenses (excluding property tax and the Property Manager's property management fees).

Borrowing costs

Changes in interest rates will impact the net investment income of CCT and, consequently, the DPU. The interest rate assumptions have been set out earlier in this Appendix 2. The effect of variations in CCT's borrowing costs on the DPU is set out below:

Borrowing costs	Impact on DPU pursuant to changes in borrowing costs					
	Projection for 1 May 2004 to 31 December 2004			Projection for the year ending 31 December 2005		
	Increase/ (decrease) (cents)	DPU (cents)	Change (%)	Increase/ (decrease) (cents)	DPU (cents)	Change (%)
Actual interest rate is 25 basis points below estimate	0.10	3.67	2.80	0.15	5.48	2.81
Base case[1]	-	3.57	-	-	5.33	-
Actual interest rate is 25 basis points above estimate	(0.10)	3.47	(2.80)	(0.15)	5.18	(2.81)

Note:

(1) DPU as shown in the projected Statements of Total Return.

Expert's Report on Assumptions for Projection 2004 and Projection 2005

The Board of Directors
CapitaLand Limited
168 Robinson Road
#30-01 Capital Tower
Singapore 068912

The Board of Directors
CapitaCommercial Trust Management Limited
(as manager of CapitaCommercial Trust)
39 Robinson Road
#18-01 Robinson Point
Singapore 068911

6 February 2004

Dear Sirs

Expert's Report on the Assumptions for Projection 2004 and Projection 2005

Introduction

This expert report has been prepared for inclusion in the announcement to be issued by CapitaLand Limited ("CL") on 6 February 2004 in respect of the establishment of CapitaCommercial Trust ("CCT") and the distribution *in specie* of Units in CCT to the shareholders (the "Announcement").

We are licensed under a capital markets services licence to provide corporate finance advisory services, and have been engaged as an expert (as defined in the Companies Act (Cap. 50) of Singapore) to review the assumptions listed in the Announcement as to whether they provide reasonable grounds for the profit projections for the period from 1 May 2004 to 31 December 2004 (the "Projection 2004") and the profit projections for the year ending 31 December 2005 (the "Projection 2005") (together, the "Projections") contained in the Announcement.

The expressions defined in the Announcement have the same meaning in this report.

Scope

The Directors of CL and of CapitaCommercial Trust Management Limited (the "Directors") are solely responsible for the preparation of the Projections, which are set out on pages B-23 and B-24 of the Announcement. This includes ensuring that the assumptions used, which are the subject of our review, are stated in the Announcement.

We have reviewed the assumptions on which the Projections are based. The assumptions which they have applied in preparing the Projections are set out on pages B-26 to B-32 of the Announcement.

We applied our professional judgement in determining the nature, timing and extent of review procedures, having regard to (i) the likelihood of material misstatement, (ii) management's competence regarding the preparation of the Projections, (iii) the extent to which the Projections are affected by management's judgement, and (iv) the adequacy and reliability of the underlying data.

Where appropriate, we assessed the source and reliability of the evidence supporting management's assumptions. We considered evidence from internal and external sources, including consideration of the assumptions in the light of historical information and an evaluation of whether they are based on plans that are within CCT's capacity.

We considered whether all material implications of the hypothetical assumptions used in the preparation of the Projections have been taken into consideration. By their nature, hypothetical assumptions cannot be supported by evidence. However, we considered whether the assumptions made are consistent with the purpose of the Projections, and whether there is any reason to believe that they are clearly unrealistic.

In carrying out our review, we also focused on the extent to which those assumptions that are particularly sensitive to variation have a material effect on the results shown in the Projections. The extent of such sensitivity was one of the factors which influenced the extent of the evidence which we sought to obtain. We also considered the inter-relationship between the stated assumptions.

To the extent practicable, we considered historical performance information and whether the stated assumptions are clearly unrealistic in the light of historical performance patterns.

We are not responsible for checking the data entry, arithmetical logic or internal consistency of the workings and spreadsheets, as this scope is covered in the review by KPMG and reported on in their Independent Accountants' Report on the Projection 2004 and Projection 2005 set out on pages B-37 and B-38 of the Announcement.

The scope of the work which we have carried out is not inconsistent with that set out in Singapore Standard on Auditing 27: The Examination of Prospective Financial Information, insofar as it relates to the examination of evidence relating to assumptions used in the Projections.

Statement

Based on our review of the assumptions and our examination of the evidence supporting the assumptions, nothing has come to our attention which causes us to believe that these assumptions do not provide reasonable grounds for the Projections.

The Projections have been prepared using hypothetical assumptions about future events which may not necessarily occur. The Projections do not therefore constitute a forecast.

Our report should be read with the sensitivity analysis of the Directors' Projections set out on pages B-33 and B-34 of the Announcement.

We do not accept responsibility for the realisation of the Projections. In addition, we emphasise that since the Projections relate to the future and make use of hypothetical assumptions, actual results are likely to be different from the projected results because events and circumstances frequently do not occur as assumed, and the differences may be material.

Yours faithfully
For and on behalf of
KPMG Corporate Finance Pte Ltd

Tham Sai Choy Director	Vishal Sharma Director

Independent Accountants' Report on the Projection 2004 and Projection 2005

The Board of Directors
CapitaLand Limited
168 Robinson Road
#30-01 Capital Tower
Singapore 068912

The Board of Directors
CapitaCommercial Trust Management Limited
(as manager of CapitaCommercial Trust)
39 Robinson Road
#18-01 Robinson Point
Singapore 068911

6 February 2004

Dear Sirs

Letter from the Reporting Accountants on the CapitaCommercial Trust ("CCT") Projection 2004 for the Financial Period From 1 May 2004 to 31 December 2004 and Projection 2005 for the Financial Year Ending 31 December 2005

This letter has been prepared for inclusion in the announcement to be issued by CapitaLand Limited on 6 February 2004 in respect of the establishment of CapitaCommercial Trust and the distribution *in specie* of Units in CCT to the shareholders (the "Announcement").

The directors of CapitaLand Limited and CapitaCommercial Trust Management Limited (the "Directors") are responsible for the preparation and presentation of the projected Statements of Total Return for the period from 1 May 2004 to 31 December 2004 (the "Projection 2004") and for the year ending 31 December 2005 (the "Projection 2005") as set out on pages B-23 and B-24 of the Announcement, which have been prepared on the basis of their assumptions as set out on pages B-26 to B-32 of the Announcement.

We have examined, as reporting accountants, the Projection 2004 of CCT for the period from 1 May 2004 to 31 December 2004 and the Projection 2005 for the year ending 31 December 2005 as set out on pages B-23 and B-24 of the Announcement in accordance with Singapore Standards on Auditing applicable to the examination of prospective financial information. The Directors of CapitaLand Limited and CapitaCommercial Trust Management Limited are solely responsible for the Projection 2004 and Projection 2005 including the assumptions set out on pages B-26 to B-32 of the Announcement on which they are based.

The Projection 2004 and Projection 2005 are intended to show possible outcomes based on the stated assumptions. As CCT is newly established without any history of activities, the Projection 2004 and Projection 2005 have been prepared using hypothetical assumptions about future events which may not necessarily occur. The assumptions are therefore more subjective than would be appropriate for a profit forecast. The Projection 2004 and Projection 2005 do not therefore constitute profit forecasts.

In our capacity as reporting accountants and based on our examination of the evidence supporting the assumptions, nothing has come to our attention which causes us to believe that these assumptions do not provide a reasonable basis for the Projection 2004 and Projection 2005. Further, in our opinion the Projection 2004 and Projection 2005, so far as the accounting policies and calculations are concerned, are properly prepared on the basis of the assumptions, are consistent with the accounting policies as set out on pages B-39 to B-41 of the Announcement, and are presented in accordance with the relevant presentation principles of Recommended Accounting Practice 7 "Reporting Framework for Unit Trusts" (but not all the required disclosures) as at the date of this report.

Events and circumstances frequently do not occur as expected. Even if the events anticipated under the assumptions described above occur, actual results are still likely to be different from the Projection 2004 and Projection 2005 since other anticipated events frequently do not occur as expected and the variation may be material. The actual results may therefore differ materially from those projected. For the reasons set out above, we do not express any opinion as to the possibility of achievement of the Projection 2004 or Projection 2005.

Attention is drawn, in particular, to the sensitivity analysis of the Directors' Projection 2004 and Projection 2005 as set out on pages B-33 and B-34 of the Announcement.

Yours faithfully

KPMG
Certified Public Accountants
(Partner-in-charge: Leong Kok Keong)

Singapore

Significant Accounting Policies of CapitaCommercial Trust

The significant accounting policies of CCT are as follows:

(a) Basis of Financial Information Preparation

The pro forma financial information as well as the profit projections for the period from 1 May 2004 to 31 December 2004 and the year ending 31 December 2005, expressed in Singapore dollars and rounded to the nearest thousand, are prepared in accordance with the recommendations of Statement of Recommended Accounting Practice 7 "Reporting Framework for Unit Trusts" issued by the Institute of Certified Public Accountants of Singapore and the applicable requirements of the Code on Collective Investment Schemes issued by the Monetary Authority of Singapore and the provisions of the Trust Deed.

(b) Investment Properties

Investment properties are accounted for as long-term investments and are stated at initial cost on acquisition, and at valuation thereafter. Valuation is determined in accordance with the Trust Deed, which requires the investment properties to be valued by independent registered valuers in the following events:

- in such manner and frequency required under the Monetary Authority of Singapore Code on Collective Investment Schemes; and
- at least once in each period of 12 months following the acquisition of that parcel of real estate property.

Any increase or decrease on revaluation is credited or charged to the Statement of Total Return as a net appreciation or depreciation in the value of the investment properties.

When an investment property is disposed of, the resulting gain or loss recognised in the Statement of Total Return is the difference between estimated net disposal proceeds and the carrying amount of the property.

(c) Depreciation

Investment properties are not depreciated. The properties are subject to continuing maintenance and are regularly revalued on the basis set out in note (b). For taxation purposes, CCT may claim capital allowances on assets that qualify as plant and machinery under the Income Tax Act.

(d) Trade and Other Receivables

Trade and other receivables are stated at their cost less allowance for doubtful receivables.

(e) Impairment

The carrying amount of CCT's assets is reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised in the Statement of Total Return whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. An impairment loss in respect of investment property carried at revalued

amount is recognised in the same way as a revaluation decrease on the basis set out in note (b).

(i) Calculation of Recoverable Amount

The recoverable amount is the greater of the asset's net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversal of Impairment Loss

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. A reversal of an impairment loss in respect of investment property is recognised in the same way as a revaluation increase. All reversals of impairment are recognised in the Statement of Total Return.

(f) Trade and Other Payables

Trade and other payables are stated at cost.

(g) Interest-Bearing Loans and Borrowings

Interest-bearing loans and borrowings are recognised at cost.

(h) Establishment and Issue Expenses

Establishment expenses represent expenses incurred in establishing CCT. Issue expenses represent expenses incurred in the listing of CCT on the SGX-ST. All such expenses are charged off against unitholders' funds.

(i) Revenue Recognition

(i) Rental Income from Operating Leases

Rental income receivable under operating leases is recognised in the Statement of Total Return on a straight-line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased assets. Lease incentives granted are recognised on a straight-line basis over the term of the lease. Contingent rentals which include gross turnover rental, are recognised as income in the accounting period on a receipt basis.

(ii) Interest Income

Interest income is recognised in the Statement of Total Return on an accrual basis.

(j) Borrowing Costs

Borrowing costs include interest expense and commitment fees and other incidental costs incurred in connection with the arrangement of debt facilities.

Interest expense is recognised in the Statement of Total Return in the period in which it is incurred on an accrual basis, except to the extent that it is capitalised as being directly attributable to the acquisition of the investment properties.

(k) Taxation

Subject to meeting the terms and conditions of the tax ruling issued by the IRAS, CCT is not taxed on its taxable income. It is intended that for Projection Period 2004 and Projection Year 2005, CCT will distribute 95.0% of its taxable income to Unitholders. Thereafter, it is intended that CCT will distribute at least 90.0% of its taxable income, with the actual level of distribution to be determined at the Manager's discretion. In the event that there are subsequent adjustments to the taxable income when the actual taxable income of CCT is finally agreed with the IRAS, such adjustments are taken up as an adjustment to the amount distributed for the next distribution following the agreement with the IRAS.

Although CCT is not taxed on its taxable income, tax at the applicable corporate tax rate will be deducted from distribution of such income in certain circumstances. Generally, tax will not be deducted from distribution made to Qualifying Unitholders. Tax will be deducted from distribution made to all other unitholders.

The above ruling not to tax CCT on its taxable income does not apply to gains from sale of real properties that are considered trading gains and taxed under Section 10(1)(a) of the Income Tax Act, Chapter 134 of Singapore. Tax on such gains will be assessed on, and collected from, the Trustee.

For the purpose of the above ruling, CCT will be furnishing an indemnity to indemnify the IRAS against the loss of tax, including unrecovered late payment penalty, suffered by the IRAS should the IRAS fail to recover from unitholders the tax and late payment penalty due or payable on distribution made to them without deduction of tax, subject to the indemnity amount agreed with IRAS. The indemnity amount is determined based on an agreed formula with respect to each year of assessment and is valid for a period of 8 years. The indemnity amount, if any, is charged off against unitholders' funds.

CAPITALAND LIMITED

04 MAR 15 PM 7:21

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary:-

Name	:	CapitaCommercial Trust Management Limited ("CCTML")
Principal Activity	:	Provision of property fund management services
Authorised Capital	:	S$10 million divided into 10 million ordinary shares of S$1 each
Paid-Up Capital	:	S$1 million divided into 1 million ordinary shares of S$1 each

CCTML was formed as a shelf company and acquired by CapitaLand RECM Pte Ltd ("RECM") for a consideration of S$2. On acquisition, the issued and paid-up capital was increased from S$2 to S$1 million.

RECM is a wholly-owned subsidiary of CapitaLand Financial Limited, itself a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
6 February 2004

Submitted by Tan Wah Nam, Company Secretary on 06/02/2004 to the SGX

82-4507

MASNET No. 48 OF 06.02.2004
Announcement No. 48

CAPITALAND LIMITED

NEWS RELEASE - "CAPITALAND REWARDS SHAREHOLDERS WITH FREE COMMERCIAL REIT UNITS"

CCT.News release.6 Feb.final.p

Submitted by Tan Wah Nam, Company Secretary on 06/02/2004 to the SGX

82-4507

CapitaLand

For Immediate Release
6 February 2004

NEWS RELEASE

CapitaLand rewards shareholders with free commercial REIT[1] units

Proposes to distribute 200 REIT units for every 1,000 CapitaLand shares

Creates first commercial REIT in Singapore, CapitaCommercial Trust (CCT)

Singapore, 6 February 2004 **-** CapitaLand Limited is pleased to announce its proposal to establish Singapore's first commercial real estate investment trust, CapitaCommercial Trust (CCT), by transferring seven prime commercial properties in the Singapore Central Business District (CBD) to CCT. CCT is expected to be listed on the Singapore Stock Exchange sometime in May 2004 by way of introduction and the trading of CCT units will commence after listing. The listing is subject to approvals from its shareholders, the Singapore Stock Exchange and other regulatory authorities.

Upon receiving the approvals, CapitaLand shareholders will receive free CCT units in proportion to their shareholdings in CapitaLand. For every 1,000 shares owned, shareholders will get 200 CCT units. Through CCT, shareholders will own an interest in these seven properties directly rather than indirectly through their investment in CapitaLand shares as is currently the case. Shareholders will then hold two listed investments, namely CapitaLand shares and CCT units, traded separately on the Singapore Stock Exchange. The transaction will be done via a capital reduction exercise and a distribution in specie to existing CapitaLand shareholders. Approximately 60% of the issued CCT units will be distributed to shareholders.

[1] A real estate investment trust ("REIT") is a trust that invests primarily in investment quality real estate with the aim of providing investors with regular and stable income distributions. An example of such a REIT is CapitaMall Trust ("CMT") which we launched in July 2002 and is today listed on the Singapore Exchange.

To demonstrate the company's commitment to CCT, CapitaLand will retain the remaining approximately 40%. In addition, CapitaLand is committed to support stable cash distributions to unitholders until December 2008 by receiving, to the extent possible, any or all of its management fee in units rather than cash.

CCT's portfolio of seven commercial properties are worth a total of S$2.018 billion. They have a combined net lettable area of about 1.8 million square feet (169,080 square metres) and, in respect of the two car park properties, 1,867 car park lots. The properties are :

- Capital Tower
- 6 Battery Road
- Starhub Centre
- Robinson Point
- Bugis Village
- Golden Shoe Car Park
- Market Street Car Park

As a REIT, CCT will distribute a significantly higher proportion (95% for 2004 and 2005) of the taxable income received from the seven properties than would be the case under the existing corporate structure. CCT's distributions are not subject to fluctuation in valuation of the properties in the portfolio. Qualifying unitholders also stand to benefit from tax transparency as they receive distributions on a gross basis and tax is to be paid subsequently at the unitholders' own applicable income tax rate. Shareholders could also benefit from a potential re-rating of CapitaLand shares given the positive strategic implications of the transaction for the Group.

Said Mr Liew Mun Leong, President and CEO of CapitaLand Limited, "The establishment of CapitaCommercial Trust is a significant development not only for the Singapore capital and real estate markets, but also for CapitaLand shareholders. This is an innovative way of rewarding our loyal shareholders by distributing to them CCT units free of charge. CCT will give our shareholders a higher distribution and tax transparency. Our track record with CapitaMall Trust is testament to the potential benefits of CCT. At present, CCT's portfolio forms only 4% of the total CBD office stock. There are therefore growth opportunities in the current market to acquire attractive assets. I see this as a very positive transaction which will benefit CapitaLand Group, CapitaLand shareholders, and the Singapore capital and real estate markets."

For CapitaLand Limited, the transaction will enhance the Group's capital productivity by transferring its capital intensive investment properties into a yield-driven REIT. Based on 2003 proforma, if this transaction were done on 1 January 2003, there would be a 7% increase in CapitaLand's Return on Equity (ROE). The transaction will increase the Group's proportion of fee-based income, which is generally less exposed to fluctuations in asset value. In addition, the Group will achieve a more balanced portfolio of property activities and assets geographically, and across business units and property sectors.

CapitaLand's major shareholder, Singapore Technologies Pte Ltd (STPL), has given an irrevocable undertaking to support the transaction. Approval of the remaining shareholders will be sought at an Extraordinary General Meeting expected to be held in April 2004.

Mr Kee Teck Koon, CEO of CapitaLand Commercial Limited and CapitaLand Financial Limited said, "We have assembled a premier portfolio for CCT, comprising some of the finest commercial landmarks in Singapore's Central Business District. All the properties are located adjacent to or within walking distance to MRT stations, in the prime Raffles Place, Shenton Way, Tanjong Pagar, Orchard Road and at Bugis. Almost 70% of the total portfolio net lettable area are Grade A office buildings with 40% (by appraised value) of the portfolio being freehold or 999-year leasehold. Blue chip tenants include Cisco Systems, Government of Singapore Investment Corporation, JPMorgan Chase Bank, Nomura, Standard Chartered Bank and Starhub. The portfolio's committed occupancy rate is 95% which is substantially higher than the market average of 82%.

"Going forward, with the office property market stabilising, and the Singapore economy poised for growth, CCT is well-positioned to seize any growth opportunities that may arise. CCT will be granted a right of first refusal over certain properties which may be identified for acquisition by CapitaLand's commercial property subsidiary, CapitaLand Commercial Limited."

-- END --

IMPORTANT NOTICE

Holders of units in CapitaCommercial Trust ("**CCT**") have no right to request CapitaCommercial Trust Management Limited (as manager of CCT) (the "**Manager**") to redeem or purchase their units for so long as the units are listed on Singapore Exchange Securities Trading Limited ("**SGX-ST**"). It is intended that unitholders may only deal in their units through trading on the SGX-ST. The listing of the units on the SGX-ST does not guarantee a liquid market for the units.

You should read the introductory document to be issued in connection with the listing of CCT on the SGX-ST ("**Introductory Document**") carefully before taking any action in respect of the units in CCT or deciding whether to purchase units in CCT in the secondary market.

This press release is not an offer of securities for sale in the United States. Securities may not be sold in the United States unless they are registered or are exempt from registration. Neither CapitaLand Limited nor the Manager intends to register the introduction of the units in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about CapitaLand Limited, the Manager, CCT and/or their respective management, as well as financial statements. Copies of this press release are not being, and should not be, distributed in or sent into the United States.

Analyst Contact
Harold Woo
Equity Markets
Telephone: 68233 210

Media Contact
Julie Ong
Corporate Communications
Telephone: 68233 541

Shareholder Helpline (with effect from 9 February 2004)
Telephone: 6536 1188

MASNET No. 61 OF 06.02.2004
Announcement No. 61

CAPITALAND LIMITED

ANNOUNCEMENT - SLIDES ON (A) "CAPITACOMMERCIAL TRUST - ANOTHER INNOVATIVE PRODUCT BY CAPITALAND FINANCIAL" AND (B) "CAPITACOMMERCIAL TRUST - SINGAPORE'S FIRST COMMERCIAL TRUST"

CCT.slides1.pdf

CCT.slides2.pdf

Submitted by Tan Wah Nam, Company Secretary on 06/02/2004 to the SGX

CapitaLand

CapitaCommercial Trust

Another Innovative Product by CapitaLand Financial



Unlocking Shareholder Value

6 February 2004

CapitaCommercial Trust

Unlocking Shareholder Value

- What are we doing?
- Why we are doing it?
- How shareholders will benefit?



What Are We Doing?

CapitaLand

82-4507

Following our CMT success ...

- CapitaLand is launching CapitaCommercial Trust ("CCT"), Singapore's 1st commercial real estate investment trust

- We will transfer about $2 Bil of our commercial assets into CCT:
  - 7 wholly-owned properties will be transferred at book value
  - About 60% of CCT units will be distributed ***free of charge*** to all CL shareholders through a return of capital

- CCT will be listed on SGX

Another first from CapitaLand

CapitaLand

82-4507

CCT will have some landmarks

Capital Tower



52-storey Grade A Office

NLA (sq m)
68,997

Value ($m)
793.9

(39.3%) of Portfolio Value

6 Battery Road



42-storey Grade A Office

NLA (sq m)
45,938

Value ($m)
675.2

(33.5%)

Starhub Centre



10-storey Office & Retail

NLA (sq m)
25,889

Value ($m)
266.1

(13.2%)

Robinson Point



21-storey Office

NLA (sq m)
12,368

Value ($m)
119.8

(5.9%)

Bugis Village


Bugis Village

3-storey Office & Retail

NLA (sq m)
10,729

Value ($m)
56.5

(2.8%)

Car Parks



Golden Shoe
1,067 spaces
$72.1m
(3.6%)

Market Street
800 spaces
$34.9m
(1.7%)

Total NLA: 169,080 sq m **Total Value: $2,018.5m**

CapitaLand

All values as at 31 December 2003
Properties possess some retail areas

Creating Singapore's 1st Commercial REIT



Current Structure
Shareholders
100%
CapitaLand
Listed on SGX
Proposed Structure
Shareholders
100%
60%
CapitaLand
40%
Listed on SGX
CapitaCommercial Trust
Listed on SGX

CapitaLand

Distribution of Free CCT units to All CL Shareholders


Pre-transaction
1,000 CapitaLand Shares
Post-transaction
1,000 CapitaLand Shares
200 CCT Units
FREE

- About 60% of CCT units will be distributed to CL shareholders for free
- CL will still own 40% of CCT units

CapitaLand

Why Are We Doing It?

CapitaLand

The REIT Structure has benefits

- Shareholders will receive higher and more regular (half-yearly) distributions from the assets in CCT than under CL ownership

- CCT provides a high degree of investor protection
  - Fluctuations in asset values do not affect distributions to unitholders
  - CCT's Manager is committed to accept fees in CCT units in lieu of cash if necessary to support a stable cash distribution to Unitholders, up to 2008

- Portfolio of 7 properties is ideal for a REIT structure
  - stabilised income producing assets
  - no development risk

CapitaLand

More benefits ...

- As a REIT, CCT enables CL Shareholders to enjoy:
  - tax transparency (for qualifying unitholders)
  - high mandatory payout ratio (>90%)
  - flexibility and liquidity of a separately listed vehicle
  - strong governance (regulated by MAS and SGX)
  - transparent equity market pricing

In Summary …

Benefits from the 'separation'

CapitaCommercial Trust

- ☑ Superior holding structure for investments assets
- ☑ Tax transparency
- ☑ Strong governance (regulated by MAS and SGX)
- ☑ Higher distribution from assets

\+

CapitaLand

- ☑ **Potential re-rating**
- ☑ Delivering core strategy
  - improved portfolio balance
  - improved ROE and ROA
  - increased fee-based income with growth potential
  - expanded REIT platform

CapitaLand

Potential Re-rating

- CapitaLand's commercial business is valued at a larger implied discount** (55–64%) to NAV than CapitaLand Group's (31%)
- Group's discount to NAV should narrow by reducing the size of the commercial portfolio
- CCT achieves this and provides clarity over the equity market value of its assets

The CCT will reduce drag on CL's share price

** For illustrative purposes, based on "sum of the parts" valuation, and certain management assumptions

CapitaLand

More Balanced Asset Mix

Property Value by sector
2003 Pre Transaction (31 Dec 03)



Others
7%
Hotel
10%
Residential
23%
Svc
Residences
12%
Office**
33%
Retail
15%

Total : $14,537m

Property Value by sector
2003 Post Transaction (31 Dec 03)



Others
8%
Hotel
11%
Residential
25%
Svc
Residences
13%
Office **
27%
Retail
16%

Total : $13,326m

Dominant weighting of office reduced to a more balanced 27%

** Includes Carparks

CapitaLand

More Balanced Geographically

2003 Pre Transaction (Actual)



Overseas
38%
Singapore
62%

Total Assets = $17,558m



Singapore
19%
Overseas
81%

EBIT = $595.6m

2003 Post Transaction (Pro Forma)



Overseas
42%
Singapore
58%

Total Assets = $16,093m



Singapore
14%
Overseas
86%

EBIT = $560.7m

Greater asset productivity by increasing weighting to overseas assets

CapitaLand

Higher ROE & ROA

- 7% increase in ROE*
  - CL shareholder's funds is reduced by 15% but CL income reduced by only 10%. A positive ROE impact
- Positive ROE impact is sustainable
- Impact on ROA also positive

Based on 2003 pro forma



Increased Fee Income

- Like CMT, CCT will generate property and fund management fees for CapitaLand

- Fee based income
  - provides higher return on assets
  - less vulnerable to swings in assets values

- Growth through asset enhancement or acquisitions, as shown by CMT
  - allows further growth in fee income
  - requires little additional capital investment by CapitaLand

CapitaLand

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No Material Impact on CL Credit Profile

D/E ratio



Pre Transaction
Post Transaction
0.75
0.78
As at 31 December 2003

Interest Cover Ratio



Pre Transaction
Post Transaction
3.67
4.02
As at 31 December 2003

Interest Service Ratio



Pre Transaction
Post Transaction
5.52
5.85
As at 31 December 2003

CapitaLand

Continuing as a Leading Asia-Pacific Player

CapitaLand Total Assets



Pre Transaction
Post Transaction
17,558m
16,093m
As at 31 December 2003

CapitaLand Shareholders' Funds



Pre Transaction
Post Transaction
6,078m
5,159m
As at 31 December 2003

CapitaLand will continue to retain its strong presence in Singapore's residential and commercial property sectors while continuing to expand internationally

Strong Support

- Major shareholder, Singapore Technologies, has given an irrevocable undertaking to support the transaction



CapitaLand

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CCT – A Compelling Transaction

CapitaCommercial Trust

Another innovative product by CapitaLand Financial

- Another 1st from CapitaLand
- A beneficial transaction for the company, shareholders and industry
- Expected completion in May

CapitaLand

82-4507

Thank you

CapitaLand

IMPORTANT NOTICE

The value of units in CapitaCommercial Trust ("**CCT**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaCommercial Trust Management Limited (as manager of CCT) (the "**Manager**"), CapitaLand Limited or any of their respective affiliates and an investment in the units are subject to investment risks, including the possible loss of principal amount invested.

CCT unitholders have no right to request the Manager to redeem or purchase their units for so long as the units are listed on Singapore Exchange Securities Trading Limited ("**SGX-ST**"). It is intended that unitholders may only deal in their units through trading on the SGX-ST. The listing of the units on the SGX-ST does not guarantee a liquid market for the units.

This presentation contains forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of CCT or the Manager, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are also based on numerous assumptions regarding the Manager's present and future business strategies and the environment in which CCT or the Manager will operate in the future. As these statements reflect the Manager's current views concerning future events, these statements necessarily involve risks, uncertainties and assumptions. Actual future performance could differ materially from these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, and you should read the introductory document to be issued in connection with the listing of CCT on the SGX-ST ("**Introductory Document**") carefully before taking any action in respect of the units in CCT.

The forecast and projected yields stated in this presentation are calculated based on the notional/illustrative price or price range stated herein. Such yields will vary accordingly for investors who purchase the units in the secondary market at a market price higher or lower than the illustrated price or price range. Potential investors should read the Introductory Document carefully for details of the forecasts and projections, consider the assumptions used and the investment risks involved and make their own assessment of the future performance of CCT before deciding whether to purchase units in CCT in the secondary market.

These presentation slides are not an offer of securities for sale in the United States. Securities may not be sold in the United States unless they are registered or are exempt from registration. The Company does not intend to register any portion of this offering in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and its management, as well as financial statements. Copies of these presentation slides are not being, and should not be, distributed in or sent into the United States. It may be unlawful to distribute these materials in certain jurisdictions.

CapitaLand

Next Steps and Timing

CapitaLand

Next Steps

- Shareholder's approval at a shareholder meeting (EGM) and the approval of the High Court required
- Shareholders will receive notice of shareholder meeting and an introductory document detailing the transaction in March
- The shareholder meeting is scheduled to be held in Singapore in April

CapitaLand

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Indicative Timetable

	Anticipated date
Announcement of transaction	6 February
Notice of EGM	Early March
EGM	April
Court hearing for capital reduction	April
Books closure date for distribution	May
Distribution	May
Trading of CCT	May

CapitaLand

Corporate Advisers

Financial Advisers	CapitaLand Financial DBS Bank JPMorgan
Legal Advisers	Allen & Gledhill
Independent Accountants	KPMG
Tax Consultants	Ernst & Young

CapitaLand

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CapitaLand

CapitaCommercial Trust



Singapore's first commercial trust

6 February 2004

Overview of CCT

CapitaLand

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Attractive investment proposition

CapitaCommercial Trust

Quality Portfolio	Compelling Structure
• Scale • Quality • Prime CBD locations • High & stable occupancy rates • Diverse tenant base • Long land leases	• Superior holding structure • Regular and stable distributions paid semi-annually • Experienced and professional management • Strong alignment of interests • Growth opportunities

CapitaLand

Quality Portfolio

CapitaLand

CCT will have some landmark assets

CapitaCommercial Trust

- Total NLA: 169,080 sq m
- Total Value: S$2,018.5m

Capital Tower



NLA
68,997sq m

Value
S$793.9m

(39.3%)

6 Battery Road



NLA
45,938 sq m

Value
S$675.2m

(33.5%)

Starhub Centre



NLA
25,889 sq m

Value
S$266.1m

(13.2%)



CBD

Robinson Point



NLA
12,368 sq m

Value
S$119.8m

(5.9%)

Bugis Village



NLA
10,729 sq m

Value
S$56.5m

(2.8%)

Golden Shoe C.P.



Car Park Lots
1,067

Value
S$ 72.1m

(3.6%)

Market Street C.P.



Car Park Lots
800

Value
S$34.9m

(1.7%)

Strong Anchor Tenants

Capital Tower



GIC

Occupies 38.3% of NLA

Remaining Lease term of 4 years with options for further 23 years

6 Battery Road



Standard Chartered

Occupies 26.3% of NLA

Remaining 16 years lease with rent review every 3 years

Starhub Centre



StarHub

Occupies 29.7% of NLA

Renewed for 5 Years expiring Feb 2009

Robinson Point



CapitaLand

Occupies 29.6% of NLA

Remaining Lease 4.4 years with option for a further 2 years

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Premium tenants = high credit quality cashflows

Top 10 Tenants

Tenant	Net Lettable Area (sq m)	% Total Portfolio NLA
Government of Singapore Investment Corporation Pte Ltd	26,422	15.6%
Cisco Systems (USA) Pte Ltd	15,166	9.0%
JPMorgan Chase Bank	14,185	8.4%
Standard Chartered Bank	12,066	7.1%
Starhub Pte Ltd	7,702	4.6%
Mizuho Corporate Bank, Ltd	6,039	3.6%
CapitaLand group	5,504	3.3%
Nomura Singapore Ltd	4,955	2.9%
Intel Technology Asia Pte Ltd	3,549	2.1%
BHP Billiton Marketing Asia Pte Ltd	1,844	1.1%
Total Top 10	**97,432**	**57.7%**

CapitaLand

High occupancy and renewal rate provides income stability



Market Average
CCT Committed Occupancy
95%
82%
Market Average
CCT Committed Occupancy
as at 31 December 2003

High Average Renewal Rate of 69% for past 3 years (as % of NLA of expiring leases)

CapitaLand

Limited Lease Expiry enhances certainty

Lease Expiry Profile *


30
25
20
15
10
5
0
%
6.6%
17.9%
15.7%
2004 May-Dec
2005
2006

Under 30% of leases expire over the projection period (May 04 to Dec 05) provides high income sustainability and certainty

* Exclude options of leases renewed prior to 2004.

CapitaLand

Historical performance

Pro Forma CCT Property Income and Net Property Income for 2001 to 2003 (S$m)


Property Income
Net Property Income 1
$109 m
$79 m
$118 m
$94 m 2
$120 m
$95 m
2001
2002
2003

Year Ended 31 December

[1] Net Property Income = Property Income – Property Expenses
[2] The $15 mil increase in NPI from 2001 to 2002 was due to increased occupancy rate of Capital Tower from 77.1% to 99.7%

CapitaLand

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Compelling Structure

CapitaLand

CCT is a better way for CL Shareholders to own the 7 properties

- Portfolio of 7 properties is ideal for a REIT vehicle
  - established income producing assets
  - high occupancy and renewals
  - no development risk



CapitaLand

Shareholders will receive much higher distributions

- CCT Distributions
  - Immune to Asset Value fluctuation
  - Supported by CCTs management fee structure
- High mandatory payout ratio
  - minimum 90%



CapitaLand

High payout ratio provides certainty of distributions

- CCT will distribute at least 90% of its taxable income to Unitholders
- For 2004 & 2005, CCT will distribute at least 95.0% of its taxable income to Unitholders
- The manager intends to retain up to 5% of taxable income to :
  - provide additional financial flexibility
  - enhance cashflow management for working capital purposes

CapitaLand

As a REIT, CCT offers a number of attractions

- As a REIT, CCT enables CL shareholders to enjoy :
  - **TAX TRANSPARENCY** (for qualifying unitholders)
  - **HIGHER MANDATORY PAYOUT RATIO** (>90%)
  - **FLEXIBILITY AND LIQUIDITY** of a separately listed vehicle
  - **STRONG GOVERNANCE** (regulated by MAS and SGX)

CapitaLand

CCT Management Fee Structure

CCT's management fee structure provides a high degree of insulation against fluctuations of income during projection periods.

Manager will accept fee in units rather than cash to support distributions up to 2008

CapitaLand

Projections 2004 - 2005

Projected Property Income and Net Property Income for 2004 to 2005 (S$m)


Property Income
Net Property Income 1
$107 m
$76 m
$103 m
$73 m
2004
2005

Year Ended 31 December

[1] Net Property Income = Property Income – Property Expenses
The above projections assume no property tax rebate, increased cyclical maintenance, lower rental rates and lower occupancy rates of 89% for 2004 and 93% for 2005.

CapitaLand

Sustainable distributions


DPU Before Suppport
DPU After Support
¢ per unit
5.4
5.3
5.2
5.1
5.0
4.9
4.8
4.7
4.6
5.33
5.33
5.24
5.33
2004
2005

- To enhance DPU stability, the Manager will support distribution to the extent possible up until 2008, a distribution of 5.33 cents per unit.
  - Achieved via the manager accepting units (at market price) rather than cash for any or all of the fund management fee.

CapitaLand

Close alignment of interests

- CL intends to be long term investors:
  - 40% stake in CCT
  - Units locked up for 1 year
- Management fee structured to deliver total returns
  - Base fee of 0.1% of deposited property value
  - Performance fee of 5.25% per annum of Net Investment Income before management fee
- CCL entity provide CCT with a Right of First Refusal over any targeted commercial properties

CapitaLand

Market Outlook

CapitaLand

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Office Market Review

- **As at end of fourth quarter 2003**
  - Office occupancy moderated to 82.1%
  - Prime office rents S$4.00 psf pm – historic low since 1986
  - Capital Value at historic low since late 80's
- **Supply between 2004 and 2006 averaged 0.91 million sq ft p.a.**
- **Demand historically 1.9m sq ft p.a. (1991 – 2001)**
- **Economy expected to improve**

Market Poised for Recovery

CapitaLand

Office Market Review

" *We would expect the prime Grade A office market to out perform the wider market and enjoy higher occupancy rates. This could underpin rent increase in the better quality buildings and prime rents could well edge upwards by 5% by end of 2004.*"
– **CB Richard Ellis (4Q 03 report)**

"*UBS new forecast 50% rise in Singapore prime office rents by 2006. We estimate that Singapore Grade A office spot rental to rise by 50%+ to S$6 psf pm by 2006 (from current S$4 psf pm – lower than mid-80s).*"
– **UBS (29 January 04)**

Market Poised for Recovery

CapitaLand

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Office Market Review

"Cautious optimism" for commercial sector. It appears that the office market is on the mend." – *Nomura (14 Nov 03)*

" Potential supply over the next three years is limited to a total of around 3 mil sq ft which works out to an average of 1 mil sf annually. This will offer some respite to the office market. Improving occupancy in the last two quarters are early signs of a gradually improving market on the back of a recovering economy. " – *DTZ (4Q 03 report)*

Market Poised for Recovery

CapitaLand

Growth Strategy

- Pro active Asset Management
- Acquisition - Opportunity to acquire assets that offer attractive cashflow and yield is enhanced by :
  - scale of CCT portfolio
  - conservative capital structure
  - sufficiently wide mandate to purchase income producing commercial properties.
  - leverage on CapitaLand's delivery platform

CapitaLand

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The Right Assets in the Right Vehicle at the Right Time

First mover advantage with a sizeable quality portfolio primed for opportunity

CapitaLand

Important Notice

The value of units in CapitaCommercial Trust ("CCT") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager"), CapitaLand Limited or any of their respective affiliates and an investment in the units are subject to investment risks, including the possible loss of principal amount invested.

CCT unitholders have no right to request the Manager to redeem or purchase their units for so long as the units are listed on Singapore Exchange Securities Trading Limited ("SGX-ST"). It is intended that unitholders may only deal in their units through trading on the SGX-ST. The listing of the units on the SGX-ST does not guarantee a liquid market for the units.

This presentation contains forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of CCT or the Manager, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are also based on numerous assumptions regarding the Manager's present and future business strategies and the environment in which CCT or the Manager will operate in the future. As these statements reflect the Manager's current views concerning future events, these statements necessarily involve risks, uncertainties and assumptions. Actual future performance could differ materially from these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, and you should read the introductory document to be issued in connection with the listing of CCT on the SGX-ST ("Introductory Document") carefully before taking any action in respect of the units in CCT.

The forecast and projected yields stated in this presentation are calculated based on the notional/illustrative price or price range stated herein. Such yields will vary accordingly for investors who purchase the units in the secondary market at a market price higher or lower than the illustrated price or price range. Potential investors should read the Introductory Document carefully for details of the forecasts and projections, consider the assumptions used and the investment risks involved and make their own assessment of the future performance of CCT before deciding whether to purchase units in CCT in the secondary market.

These presentation slides are not an offer of securities for sale in the United States. Securities may not be sold in the United States unless they are registered or are exempt from registration. The Company does not intend to register any portion of this offering in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and its management, as well as financial statements. Copies of these presentation slides are not being, and should not be, distributed in or sent into the United States. It may be unlawful to distribute these materials in certain jurisdictions.

CapitaLand

82-4507

Thank You

CapitaLand

82-4507

MASNET No. 70 OF 10.02.2004
Announcement No. 70

CAPITALAND LIMITED

CHANGE OF INTEREST IN AUSTRALAND PROPERTY GROUP

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand had (through its indirect wholly-owned subsidiaries, Ausprop Holdings Limited ("Ausprop") and Austvale Holdings Ltd ("Austvale")) on 2 February 2004 been allotted an aggregate of 10,301,263 new stapled securities ("New Stapled Securities") in the Australand Property Group ("APG") (the "Allotment"), comprising 10,301,263 ordinary shares in the share capital of Australand Holdings Limited and 10,301,263 units in Australand Property Trust.

The Allotment was due to the election by Ausprop and Austvale for scrip under APG's Distribution Reinvestment Plan in respect of the distribution of 4.36 cents per stapled security (comprising a 3 cent fully franked dividend and a 1.36 cent distribution) for the quarter ended 31 December 2003, which was paid on 2 February 2004. The New Stapled Securities were allotted at an issue price of A$1.59 per stapled security in lieu of the aggregate cash distribution (net of tax) of A$16,379,008.24 (approximately S$21,358,226.74) due to Ausprop and Austvale. The issue price represents a 2.5% discount to the average of the daily volume weighted average price of APG stapled securities traded on the Australian Stock Exchange for each of the five trading days commencing on 31 December 2003, the record date of the distribution.

Immediately prior to the Allotment, CapitaLand had an aggregate of 396,839,508 stapled securities in APG (approximately 57.52% of the outstanding stapled securities of APG). Following the above Allotment, CapitaLand now holds, as at the date hereof, an aggregate of 407,140,771 stapled securities in APG (approximately 58.02% of the outstanding stapled securities of APG).

Assuming the transaction had been effected in the most recent financial year ended 31 December 2003, there would have been no material impact on the net tangible assets per share and earnings per share of the CapitaLand Group for the said financial year ended 31 December 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
10 February 2004

Submitted by Tan Wah Nam, Company Secretary on 10/02/2004 to the SGX

MASNET No. 19 OF 11.02.2004
Announcement No. 19

CAPITALAND LIMITED

JOINT NEWS RELEASE - "ANA HOTEL SINGAPORE TO CLOSE IN APRIL 2004"

CapitaLand Limited's wholly-owned subsidiary, CapitaLand Residential Limited, has today issued a joint news release with ANA Hotels & Resorts Co., Ltd., on the above matter. Attached news release is for information.

ANA.pdf

Submitted by Tan Wah Nam, Company Secretary on 11/02/2004 to the SGX

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ANA HOTELS INTERNATIONAL

CapitaLand

For immediate release
11 February 2004

NEWS RELEASE

ANA Hotel Singapore to close in April 2004

Singapore, 11 February 2004 – CapitaLand Residential Limited and ANA Hotels & Resorts Co., Ltd. today announced that the ANA Hotel Singapore will cease all operations with effect from April 2004. The 457-room hotel, located at Nassim Hill, is currently managed by ANA Hotels & Resorts under a management contract with CapitaLand Residential, which owns the hotel and the site. The management contract will not be renewed when it ends on 31 March 2004.

Ms Patricia Chia, Deputy CEO of CapitaLand Residential Singapore, said: "We would like to express our sincere thanks to the management and staff of ANA Hotels & Resorts and ANA Hotel Singapore, for their professional and dedicated services, particularly when last year was one of the toughest times faced by the hospitality industry. Moreover, ANA has been a wonderful business partner. On the future plans for the site, we intend to redevelop it into an up-market condominium at the appropriate time."

Mr Yasuhiro Nakamura, COO of ANA Hotels & Resorts, said: "We are delighted to work with the owning company and wish to express our profound appreciation to the management and staff of CapitaLand Residential for the excellent working relationship since the change of ownership in 1999. We would also like to take this opportunity to thank all our clients, business associates, and tenants. A special mention goes to our staff for their continued support through the years."

Background on ANA Hotel Singapore

ANA Hotel Singapore sits on a freehold, 11,386.8 sq m site in Nassim Hill. The hotel, with 457 rooms, was officially opened in January 1979 as Century Park Sheraton Singapore. It was renamed ANA Hotel Singapore in September 1990 to coincide with the launch of All Nippon Airways' services in Singapore. The hotel and its site were acquired by the then-DBS Land in August 1999. DBS Land subsequently merged with Pidemco Land to form CapitaLand Group. The site has been re-zoned for residential use.

About ANA Hotels & Resorts Co., Ltd.

ANA Hotels & Resorts Co., Ltd. is an international hotel operator and a 100% subsidiary of All Nippon Airways Co., Ltd. Formerly known as ANA Enterprises, LTD., the organisation was established in December 1989 and was renamed ANA Hotels & Resorts Co., Ltd. in June 2003. As of November 2003, the hotel membership network comprises 32 hotels with 9,267 rooms in Japan and 5 hotels with 1,539 rooms in locations outside of Japan.

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About CapitaLand

CapitaLand Residential is the residential arm of CapitaLand Limited, one of the largest listed property companies in Asia. Headquartered in Singapore, CapitaLand is a multinational company with core businesses in property, hospitality, property services and real estate financial services focused in gateway cities in Asia, Australia and Europe.

The group's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

Issued by : CapitaLand Residential Limited and ANA Hotels & Resorts Co., Ltd.
Date : 11 February 2004

For more information, please contact:

CapitaLand

Analyst Contact:
Harold Woo
Equity Markets
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media Contact:
Nicole Neo
Corporate Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

ANA Hotels & Resorts Co Ltd

Jack Taguchi,
Director, Owner's Relations
Tel : +813 3505 2379
Email : anaetag@anahotels.com

ANA Hotel Singapore

Amy Ang
Director of Public Relations
Tel : + 65 6839 1581
Email : prmgr@anahotel.com.sg

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MASNET No. 74 OF 16.02.2004
Announcement No. 74

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "WAIVER FROM RULES 905 AND 906 OF THE LISTING MANUAL IN RELATION TO CERTAIN TRANSACTIONS"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML's annc.pd

Submitted by Jessica Lum, Assistant Company Secretary on 16/02/2004 to the SGX

82-4507

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

WAIVER FROM RULES 905 AND 906 OF THE LISTING MANUAL IN RELATION TO CERTAIN TRANSACTIONS

CapitaMall Trust Management Limited (the "**Manager**"), the manager of CapitaMall Trust ("**CMT**"), wishes to announce that Singapore Exchange Securities Trading Limited (the "**SGX-ST**") has, on 10 February 2004, granted a waiver to CMT from Rules 905 and 906 of the SGX-ST's Listing Manual, which govern interested person transactions, in respect of the following transactions:

(a) payments of the asset management fee (the "**Asset Management Fee**") to the Manager under the trust deed dated 29 October 2001 constituting CMT (as amended) (the "**Trust Deed**");

(b) any payments of the acquisition fee (the "**Acquisition Fee**") and the divestment fee (the "**Divestment Fee**") to the Manager in accordance with the Trust Deed;

(c) payments of the property management fee (the "**Property Management Fee**") to CapitaLand Retail Management Pte Ltd (the "**Property Manager**") under the property management agreements entered into between the Manager, Bermuda Trust (Singapore) Limited (the "**Trustee**"), as trustee of CMT, and the Property Manager pursuant to which the Property Manager provides certain property management services to CMT;

(d) reimbursements to the Property Manager (the "**Property Manager's Reimbursable Amounts**") for:

    (i) the employment costs and remuneration relating to centre management and other personnel engaged solely for the provision of services for each property of CMT under the Property Manager's management; and

    (ii) the allocated employment costs and remuneration relating to the centralised team of personnel engaged exclusively to provide group

services for all properties of CMT under the Property Manager's management; and

(e) payments of the fee (the "**Trustee's Fee**") due to the Trustee in accordance with the Trust Deed.

The waiver is granted on the basis that:

(a) the arrangements entered into by CMT with the Manager, the Trustee and the Property Manager in respect of, as the case may be, the Asset Management Fee, the Acquisition Fee, the Divestment Fee, the Property Management Fee, the Property Manager's Reimbursable Amounts and the Trustee's Fee (collectively, the "**Fees**") had been disclosed in CMT's offering circular dated 28 June 2002 issued in connection with the initial public offering ("**IPO**") of units in CMT (the "**Offering Circular**"); and

(b) the post-IPO amendment to the arrangement in relation to the Asset Management Fee payable to the Manager was fully disclosed in a circular to the unitholders of CMT (the "**Unitholders**") dated 13 May 2003 (the "**Unitholders' Circular**") and the amendment was approved by an Extraordinary Resolution of the Unitholders in an Extraordinary General Meeting held on 30 May 2003.

The waiver is granted for so long as there are no changes to the terms, rates and bases for the Fees which had been disclosed in the Offering Circular and in the Unitholders' Circular.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
16 February 2004

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "INCORPORATION OF NEW SUBSIDIARY - RAFFLES INTERNATIONAL (RUSSIA) PTE. LTD."

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL's annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 16/02/2004 to the SGX

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MASNET No. 25 OF 16.02.2004
Announcement No. 25

Raffles HOLDINGS | RAFFLES HOLDINGS LIMITED

INCORPORATION OF NEW SUBSIDIARY
- RAFFLES INTERNATIONAL (RUSSIA) PTE. LTD.

Raffles Holdings Limited (the "Company") wishes to announce the incorporation of the following indirect wholly-owned subsidiary :-

Name of Subsidiary	:	Raffles International (Russia) Pte. Ltd.
Principal Activity	:	Hospitality services
Authorised Share Capital	:	S$100,000/- divided into 100,000 ordinary shares of S$1/- each
Paid-up Share Capital	:	S$2/- divided into 2 ordinary shares of S$1/- each
Place of Incorporation	:	Singapore
First Directors	:	Ms Jennie Chua Kheng Yeng (Chairman) Mr Chong Kee Hiong Mr Meinhard Huck

Ms Jennie Chua Kheng Yeng and Mr Chong Kee Hiong, the said First Directors, are also the initial subscribers of Raffles International (Russia) Pte. Ltd. holding a share each. The shares will thereafter be transferred to Raffles International Limited, a wholly subsidiary of the Company.

Apart from Ms Jennie Chua Kheng Yeng being a Director of the Company, none of the directors or substantial shareholders of the Company has any interest, direct or indirect, in this transaction.

Submitted by Emily Chin, Company Secretary on 16/02/2004 to the SGX

MASNET No. 73 OF 16.02.2004
Announcement No. 73

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "LIQUIDATION OF DORMANT SUBSIDIARIES"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Ascott.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 16/02/2004 to the SGX

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MASNET No. 56 OF 16.02.2004
Announcement No. 56

THE ASCOTT GROUP LIMITED

LIQUIDATION OF DORMANT SUBSIDIARIES

The Board of Directors of the Company wishes to announce that the Company's following wholly / partially owned dormant subsidiaries have been liquidated :-

(1) Ascott 1989 (Thailand) Limited (Thailand)
(2) Palm Courtt Serviced Apartment Limited (Thailand)
(3) Profit Kingdom International Limited (Hong Kong)

The liquidation of the above companies is not expected to have any material impact on the net tangible assets or earnings per share of the Group for the financial year ending 31 December 2004.

By order of the Board

Keong Wen Hui
Asst. Company Secretary
16 February 2004

Submitted by Keong Wen Hui, Asst. Company Secretary on 16/02/2004 to the SGX

MASNET No. 102 OF 23.02.2004
Announcement No. 102

CAPITALAND LIMITED

CHANGES OF SHARE CAPITAL AND TRANSFERS OF INTERESTS IN SUBSIDIARIES

The Board of Directors (the "Board") of CapitaLand Limited ("CapitaLand") refers to its announcement dated 6 February 2004 (the "6 February Announcement") in relation to, *inter alia*, the establishment of a new real estate investment trust known as CapitaCommercial Trust ("CCT") by CapitaLand.

Further to the 6 February Announcement, the Board wishes to announce the following:

1. Changes in Share Capital

In connection with the establishment of CCT and for the purposes of, *inter alia*, capitalising certain outstanding shareholders' loans extended to the Property Companies (defined below) and/or redeeming the preference shares in the issued capital of the Property Companies, the authorised and issued share capital of the following wholly owned subsidiaries of CapitaLand (collectively, the "Property Companies"), have been changed as follows:

(a) CapitaLand Market Street Pte Ltd (which owns the commercial property known as Market Street Carpark)

(i) The authorised share capital of CapitaLand Market Street Pte Ltd was increased from S$16,000,000 divided into 15,800,000 ordinary shares of par value S$1.00 each and 20,000,000 redeemable preference shares of par value S$0.01 each to S$30,000,000 divided into 29,800,000 ordinary shares of par value S$1.00 each and 20,000,000 redeemable preference shares of par value S$0.01 each by the creation of 14,000,000 new ordinary shares of par value S$1.00 each.

(ii) The issued and paid up share capital of CapitaLand Market Street Pte Ltd has been changed from S$14,920,000 comprising 14,920,000 ordinary shares of par value S$1.00 each and S$103,000 comprising 10,300,000 redeemable preference shares of par value S$0.01 each to S$28,992,350 comprising 28,992,350 ordinary shares of par value S$1.00 each.

(b) Capital Tower Pte Ltd (which owns the commercial property known as Capital Tower)

(i) The authorised share capital of Capital Tower Pte Ltd was increased from S$50,000,000 divided into 49,500,000 ordinary shares of par value S$1.00 each and 500,000 redeemable preference shares of par value S$1.00 each to S$650,000,000 divided into 649,500,000 ordinary shares of par value S$1.00 each and 500,000 redeemable preference shares of par value S$1.00 each by the creation of 600,000,000 new ordinary shares of par value S$1.00 each.

(ii) The issued and paid up share capital of Capital Tower Pte Ltd has been changed from S$10,000,000 comprising 10,000,000 ordinary shares of par value S$1.00 each and S$158,503 comprising 158,503 redeemable preference shares of par value S$1.00 each to S$630,278,581 comprising 630,278,581 ordinary shares of par value S$1.00 each.

(c) Cuppage Centre Pte Ltd (which owns the commercial property known as StarHub Centre)

(i) The authorised share capital of Cuppage Centre Pte Ltd was increased from S$40,000,000 divided into 39,500,000 ordinary shares of par value S$1.00 each, 40,000,000 redeemable preference shares of par value S$0.01 each and 100,000 redeemable preference shares of par value S$1.00 each to S$300,000,000 divided into 299,500,000 ordinary shares of par value S$1.00 each, 40,000,000 redeemable preference shares of par value S$0.01 each and 100,000 redeemable preference shares of par value S$1.00 each by the creation of 260,000,000 new ordinary shares of par value S$1.00 each.

(ii) The issued and paid up share capital of Cuppage Centre Pte Ltd was changed from S$39,330,000 comprising 39,330,000 ordinary shares of par value S$1.00 each, S$394,000 comprising 39,400,000 preference shares of par value S$0.01 each and S$80,000 comprising 80,000 redeemable preference shares of par value S$1.00 each to S$267,369,268 comprising 267,369,268 ordinary shares of par value S$1.00 each.

(d) Golden Square Pte Ltd (which owns the commercial property known as Golden Shoe Carpark)

(i) The authorised share capital of Golden Square Pte Ltd was increased from S$32,000,000 divided into 31,600,000 ordinary shares of par value S$1.00 each and 40,000,000 redeemable preference shares of par value S$0.01 each to S$67,000,000 divided into 66,600,000 ordinary shares of par value S$1.00 each and 40,000,000 redeemable preference shares of par value S$0.01 each by the creation of 35,000,000 new ordinary shares of par value S$1.00 each.

(ii) The issued and paid up share capital of Golden Square Pte Ltd was changed from S$31,410,000 comprising 31,410,000 ordinary shares of par value S$1.00 each and S$271,000 comprising 27,100,000 redeemable preference shares of par value S$0.01 each to S$65,069,147 comprising 65,069,147 ordinary shares of par value S$1.00 each.

(e) Robinson Point Pte Ltd (which owns the commercial property known as Robinson Point)

(i) The authorised share capital of Robinson Point Pte Ltd was increased from S$1,000,000 divided into 1,000,000 ordinary shares of par value S$1.00 each to S$2,000,000 divided into 2,000,000 ordinary shares of par value S$1.00 each by the creation of 1,000,000 new ordinary shares of par value S$1.00 each.

(ii) The issued and paid up share capital of Robinson Point Pte Ltd has been increased from S$1,000,000 comprising 1,000,000 ordinary shares of par value S$1.00 each to S$1,640,807 comprising 1,640,807 ordinary shares of par value S$1.00 each.

(f) Rochor Square Pte Ltd (which owns the commercial property known as Bugis Village)

(i) The authorised share capital of Rochor Square Pte Ltd was increased from S$10,000,000 divided into 9,900,000 ordinary shares of par value S$1.00 each and 10,000,000 redeemable preference shares of par value S$0.01 each to S$20,000,000 divided into 19,900,000 ordinary shares of par value S$1.00 each and 10,000,000 redeemable preference shares of par value S$0.01 each by the creation of 10,000,000 new ordinary shares of par value S$1.00 each.

(ii) The issued and paid up share capital of Rochor Square Pte Ltd was changed from S$9,470,000 comprising 9,470,000 ordinary shares of par value S$1.00 each and S$20,000 comprising 2,000,000 redeemable preference shares of par value S$0.01 each to S$17,229,478 comprising 17,229,478 ordinary shares of par value S$1.00 each.

2. Transfer of Interests

In connection with the establishment of CCT, all of the issued shares in the capital of the Property Companies have today been transferred to Bermuda Trust (Singapore) Limited, as trustee for CCT.

As CapitaLand owns 100 per cent. of the units in CCT as at the date hereof, CapitaLand's interest in the Property Companies remains unchanged at 100 per cent. following the completion of the above transfers.

By Order of the Board

Tan Wah Nam
Company Secretary
23 February 2004

Submitted by Tan Wah Nam, Company Secretary on 23/02/2004 to the SGX

CAPITALAND LIMITED

NOTIFICATION PURSUANT TO RULE 704(11) OF THE SGX-ST LISTING MANUAL

Pursuant to Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaLand Limited (the "Company") confirms that there is no person occupying a managerial position in the Company or in any of its principal subsidiaries who is a relative of a director, chief executive officer or substantial shareholder of the Company.

By Order of the Board

Tan Wah Nam
Company Secretary
23 February 2004

Submitted by Tan Wah Nam, Company Secretary on 23/02/2004 to the SGX

CAPITALAND LIMITED

DISSOLUTION OF JOINT VENTURE

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, PREMAS Asia Pte Ltd ("PREMAS Asia"), shall be dissolving its joint venture in China with Cushman & Wakefield (China) Limited. The actual process of dissolution of the joint venture will take several months and a further announcement will be made when it is completed.

The dissolution of the joint venture is not expected to have any material impact on the net tangible assets and earnings per share of the CapitaLand Group for the financial year ending 31 December 2004.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in this transaction.

By Order of the Board

Tan Wah Nam
Company Secretary
23 February 2004

Submitted by Tan Wah Nam, Company Secretary on 23/02/2004 to the SGX

82-4507

MASNET No. 73 OF 23.02.2004
Announcement No. 73

CAPITALAND LIMITED

JOINT NEWS RELEASE - "CUSHMAN & WAKEFIELD PREMAS JOINT VENTURE IN CHINA TO BE DISSOLVED"

CapitaLand Limited's indirect wholly-owned subsidiary, PREMAS International Limited, has today issued a joint news release with Cushman & Wakefield, Asia Pacific, on the above matter. Attached news release is for information.

joint news release-PREMAS.C&W.

Submitted by Tan Wah Nam, Company Secretary on 23/02/2004 to the SGX

82-4507

PREMAS
INTERNATIONAL

CUSHMAN & WAKEFIELD®

For immediate release

Cushman & Wakefield PREMAS joint venture in China to be dissolved

Singapore, 23 February 2004 – The Board of Cushman & Wakefield PREMAS China has decided today to dissolve their joint venture and revert to operating as separate legal entities under the Cushman & Wakefield and PREMAS names respectively. This follows a highly successful year with significant growth in both revenue and market share across all divisions in 2003.

"The partners have developed a productive working relationship with many complementary services. However, upon a re-examination of the future direction and growth of the joint venture entity in China, we have concluded that we can better service clients as separate legal entities. Nevertheless, it is intended that the close relationship that exists between the parties will continue," said Anthony Seah, CEO, PREMAS International.

"The actual process of dissolution will take several months during which time both parties will continue to work together to ensure our mutual clients' needs across China and around the region are fully met", added Michael Thompson, Group CEO, Cushman & Wakefield, Asia Pacific.

As the Cushman & Wakefield PREMAS joint venture exists only in China, there is no impact on either Cushman & Wakefield or PREMAS's other businesses around the region.

Media contacts:

Doreena Tong
Corporate Communications
PREMAS International
Tel: (65) 6876 6167
E-mail: doreenatong@premas.com

Ines Ho
Corporate Communications
Cushman & Wakefield, Asia Pacific
Tel: (8621) 6360 8300
E-mail: ines_ho@cushwakeasia.com

MASNET No. 65 OF 24.02.2004
Announcement No. 65

CAPITALAND LIMITED

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF SUBSIDIARY

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the increase in the issued and paid-up share capital of its indirect wholly-owned subsidiary, CapitaLand Commercial Management Pte Ltd ("CCMPL").

CCMPL has increased its issued and paid-up ordinary share capital from S$2 to S$100,000 by the allotment and issue of 99,998 ordinary shares of S$1 each to CapitaLand Commercial Limited, a wholly-owned subsidiary of CapitaLand.

CapitaLand's interest in CCMPL remains unchanged at 100% after the increase.

The share increase is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
24 February 2004

Submitted by Tan Wah Nam, Company Secretary on 24/02/2004 to the SGX

MASNET No. 93 OF 25.02.2004
Announcement No. 93

82-4507

CAPITALAND LIMITED

LIQUIDATION OF PROPERTY COMPANIES

The Board of Directors (the "Board") of CapitaLand Limited ("CapitaLand") refers to its announcement dated 6 February 2004 (the "6 February Announcement") in relation to, *inter alia*, the establishment of a new real estate investment trust known as CapitaCommercial Trust ("CCT") by CapitaLand and to its announcement dated 23 February 2004 (the "23 February Announcement") in relation to the transfer to CCT of CapitaLand's interests in the following property companies (the "Property Companies"):

1. CapitaLand Market Street Pte Ltd (being the entity which owns the commercial property known as Market Street Carpark);

2. Capital Tower Pte Ltd (which owns the commercial property known as Capital Tower);

3. Cuppage Centre Pte Ltd (which owns the commercial property known as StarHub Centre);

4. Golden Square Pte Ltd (which owns the commercial property known as Golden Shoe Carpark);

5. Robinson Point Pte Ltd (which owns the commercial property known as Robinson Point); and

6. Rochor Square Pte Ltd (which owns the commercial property known as Bugis Village).

Further to the 6 February Announcement and the 23 February Announcement, the Board wishes to announce the commencement of the winding up of the Property Companies by way of a members' voluntary liquidation (the "Liquidation"). The Liquidation is part of a process to streamline and rationalise the asset holdings of CCT and to enable the abovementioned commercial properties owned by the respective Property Companies to be placed under the direct ownership of CCT.

By Order of the Board

Tan Wah Nam
Company Secretary
25 February 2004

Submitted by Tan Wah Nam, Company Secretary on 25/02/2004 to the SGX